2026

LETTER TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING
PROXY STATEMENT

2025

ANNUAL REPORT










FR
LISTED
NYSE



Dear Fellow First Industrial Stockholders,

March 30, 2026

Your First Industrial Board and management team **continue to successfully execute the Company's clear, consistent, value-driven strategy and long-term plan, which has delivered sustained stockholder value creation.**

First Industrial began 2026 from a position of strength, and the Company remains focused on capitalizing on the significant opportunities within its portfolio and development pipeline to drive continued cash flow growth and enhanced stockholder value.

As the 2026 Annual Meeting approaches, stockholders have an opportunity to consider the Company's successful strategy, performance and Board oversight. The Board remains focused on maintaining the right balance of expertise, continuity and independent perspectives to provide effective oversight and support long-term value creation, and the Company is seeking your support for First Industrial's director nominees.

As part of this ongoing commitment, the Company recently announced that Frank E. Schmitz will join the Board effective June 1, 2026. With nearly four decades of relevant experience spanning lending, investment, development, capital markets and cross-border capital flows, Mr. Schmitz's unique skillset and knowledge base will be invaluable to the Board.

Demonstrated Leadership, Proven Progress

Under the Board's leadership, First Industrial has achieved a consistent track record of improving financial and operating performance. In 2025, the Company delivered strong cash rental rate increases on leasing, solid cash same store Net Operating Income ("NOI") performance and meaningful Funds From Operations ("FFO") growth, while maintaining high occupancy and leasing momentum across its portfolio.

The Company has delivered **superior total stockholder returns relative to its industrial and proxy peers and the broader REIT universe across multiple time periods.**

	1 year	Since Feb 2024	3 year	5 year	Since 2017 Investor Day
First Industrial ("FR")	**15%**	**26%**	**29%**	**69%**	**148%**
Industrial peer avg.	7%	4%	10%	40%	128%
FR delta to Industrial peer avg.	*8%*	*22%*	*19%*	*29%*	*20%*
MSCI US REIT Index (Total return)	10%	30%	35%	48%	70%
FR delta to MSCI US REIT Index (Total return)	*5%*	*(3%)*	*(6%)*	*21%*	*78%*
Proxy peer avg.	10%	21%	28%	45%	101%
FR delta to Proxy peer avg.	*5%*	*5%*	*1%*	*25%*	*47%*

Source: Market data as of 3/2/2026, the date of the most recent Green Street Advisors industrial update

Note: Industrial peers based on flat average of PLD, REXR, EGP and TRNO; Proxy peers based on flat average of ADC, BRX, COLD, CUBE, EGP, HR, KRG, LXP, MAC, OHI, REXR, STAG and TRNO

Note: Feb-2024 represents the date when FR publicly stated in an earnings call that it accomplished the goals it set out at the 2020 Investor Day

Note: Differences may not match display percentages due to rounding

Additionally, since First Industrial's 2020 Investor Day, **the Company has delivered estimated Net Asset Value ("NAV") growth per share of 61%[1], exceeding its peer group.**

First Industrial also announced compelling 2026 guidance, including a NAREIT FFO midpoint of $3.14 per share, which would represent 6.1% growth from FY 2025 NAREIT FFO per share of $2.96, reinforcing the Company's positive earnings trajectory.

The Company's financial performance reflects the strength of First Industrial's portfolio, the durability of its growth, management's ability to operate the business efficiently and the Board's critical oversight.

The Company's Portfolio Strategy is Working: A Decade (+) Long Transformation has Upgraded Asset Quality and Positioned the Company for Continued Upside

First Industrial's Board and management team have overseen a successful, multi year evolution, supported by a targeted growth strategy. Today, First Industrial has a high quality, resilient portfolio and bright prospects for continued growth and value creation.

Since January 1, 2010, the Company has fundamentally transformed its portfolio, which now rivals those of blue chip peers:

 Asset quality has been meaningfully upgraded through ~44 million square feet of dispositions and ~44 million square feet of targeted new investments; and

 The Company has successfully repositioned toward high quality target markets, driving improved cash and GAAP releasing spreads and stronger portfolio metrics, including:

- Average base rent ("ABR") per square foot;

- NOI per square foot;

- Average building size, demonstrating the portfolio's evolution toward larger scale, higher-quality warehouse assets; and

- Average square footage per tenant, reflecting the Company's migration toward modern warehouse assets that can accommodate larger, well-capitalized tenants.

Approximately 63% of the Company's portfolio (by 2026 projected NOI) has been developed or acquired since January 1, 2010. As part of this repositioning, the Company has exited or substantially reduced exposure in nine slower-growth markets, predominantly in the Midwest. As a result, land-scarce, high-barrier coastal markets characterized by superior rent growth and supply constraints now represent 57% of rental revenue, exceeding the 50-55% coastal orientation target set at the Company's 2020 Investor Day.

[1] Based on Green Street Advisors estimates of NAV as reported on 12/31/2025



The Company has Consistently Met or Exceeded its Long-Term Commitments

First Industrial has also significantly outperformed the objectives it set at its 2017 and 2020 Investor Days:

 At its 2017 Investor Day, the Company committed to a 9% CAGR of Adjusted Funds From Operations ("AFFO") and exceeded that target with 10.3% growth, representing an increase of ~$185 million in AFFO[2];

 The Company also delivered on its leverage commitment, maintaining net debt to EBITDA below 6.0x, with current leverage of ~4.8x[3,4]; and

 At its 2020 Investor Day, the Company targeted ~95% concentration in 15 core markets and has since exceeded that goal, achieving ~97% concentration, an improvement of ~12 percentage points.

Disciplined Capital Allocation Framework

The Board and management team remain focused on a disciplined capital allocation framework designed to deliver superior stockholder returns, while maintaining balance sheet strength and financial flexibility. The current consensus NAV is $63.74[5] per share, and the Company's stock was trading effectively in line with that value prior to the impact from the Iranian Conflict. In addition, the Company's implied and applied cap rates as reported by Green Street Advisors on March 2, 2026, were 5.3% and 5.4% respectively, the date of their most recent industrial update, reflecting the strength and quality of the Company's portfolio.

In fact, the Company has achieved:

- ☑ 11.7% year over year growth in FFO per fully diluted share to $2.96 in 2025 from $2.65 in 2024;

- ☑ Growth in cash rental rates and same-store NOI that led the industrial peer group for full year 2025;

- ☑ Balance sheet refinancing actions that extended maturities and improved pricing, including renewing a $425M unsecured term loan (initial maturity January 2030) and the renewal and $75M increase of a $375M unsecured term loan (initial maturity January 2029), while removing the incremental 10 bps SOFR adjustment on all the Company's outstanding term loans;

- ☑ Balance sheet metrics reflecting low leverage, strong fixed charge coverage, and a well staggered debt maturity profile; and

- ☑ The recent authorization of a new share repurchase program under which the Company may opportunistically repurchase up to $250 million of common stock, reflecting First Industrial's confidence in the strength of its portfolio and financial position.

 **On the strength of its performance and outlook, First Industrial recently increased its dividend by 12.4%, reinforcing the Board's confidence in the Company's cash flow growth.**

---

[2] Represents AFFO growth from Q3 2017 to Q4 2025; Q3 2017 and Q4 2025 AFFO based on total AFFO generated in the last 12 months for each respective period
[3] Based on net debt to annualized adjusted EBITDA as of Q4 2025
[4] First Industrial maintains BBB / Baa2 / BBB+ (S&P / Moody's / Fitch) investment grade bond ratings
[5] Based on FactSet as of 3/2/2026

The Company Consistently Prioritizes Stockholder Engagement

First Industrial has a track record of consistently engaging with its stockholders and is open to views that will improve the Company and enhance value.

Consistent with this approach, the Company has engaged extensively with Land & Buildings and its principal, Jonathan Litt. The Board has also carefully and in good faith considered the views Land & Buildings has raised.

Despite this extensive engagement, and notwithstanding the Company's continued execution and strong operating and financial performance, Land & Buildings only recently withdrew its nomination of Mr. Litt. While we are pleased to have avoided a costly and distracting proxy contest, Mr. Litt is now pursuing a withhold campaign against **the Company's experienced, highly qualified, incumbent directors who have played critical roles in overseeing First Industrial's portfolio transformation, strategy and delivering sustained stockholder returns.**

The Board believes the Company's results, strategy and governance actions speak for themselves and underscore the importance of maintaining experienced oversight at First Industrial.

Together, First Industrial's Board and management team remain focused on executing First Industrial's proven strategy to further long term value creation. Whether or not you plan to attend the Annual Meeting, you have an opportunity to protect the value of your investment by voting "FOR" First Industrial's nominees.

Remember:

- First Industrial has a **proven track record of outperformance**;
- First Industrial **embraces Board refreshment** and recently announced the appointment of a new independent director; and
- The directors standing for re-election have overseen a **highly successful business strategy**.

If you have any questions or require assistance in voting your shares, please contact the Company's proxy solicitor:



Part of the Computershare Group

51 West 52nd Street, 6th Floor
New York, NY 10019

Stockholders, Banks and Brokers

Call Toll Free:
866-766-8108

Email:
FirstIndustrial@Georgeson.com

On behalf of your Board and the management team, thank you for your continued support.

Sincerely,
The First Industrial Board of Directors

Table of Contents



NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

📅	**Date and Time**	Thursday, April 30, 2026 at 9:00 a.m. Central Time
📍	**Location**	www.cesonlineservices.com/fr26_vm
✍	**Who Can Vote**	Stockholders of record at the close of business on March 23, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of First Industrial Realty Trust, Inc. (the "Company") will be held virtually on April 30, 2026. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions prior to and during the meeting. In order to virtually attend, you must register in advance at www.cesonlineservices.com/fr26_vm prior to Wednesday, April 29, 2026 at 9:00 a.m. Central Time. If you have any questions regarding the format of the meeting, please contact Arthur J. Harmon, the Company's Senior Vice President of Investor Relations and Marketing, at (312) 344-4320.

At our Annual Meeting, we will ask you to consider and vote upon the following proposals:

1. To elect six directors to the Board of Directors to serve until the 2027 Annual Meeting of Stockholders, and until their successors are duly elected and qualified;

2. To approve, on an advisory (i.e. non-binding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement; and

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

We may also ask you to consider and act upon any other matters that may properly be brought before the Annual Meeting, and at any adjournments or postponements thereof, if applicable.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on March 23, 2026 as the record date for the Annual Meeting. Only stockholders of record of the Company's Common Stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

Your shares cannot be voted unless they are represented by proxy or by the record holder attending the Annual Meeting via webcast. Whether or not you plan to attend the Annual Meeting via webcast, please submit your proxy by mail, telephone or over the Internet by following the instructions provided in the enclosed Proxy Statement to ensure that your shares are represented at the Annual Meeting. If you hold your shares in "street name" through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in the enclosed Proxy Statement.

Your vote is especially important at this year's Annual Meeting.

In November 2025, Land & Buildings Capital Growth Fund, L.P. and its affiliates ("Land & Buildings") notified the Company of its nomination of its Founder and Managing Principal, Mr. Jonathan Litt, for election to the Board. In response, the Company engaged extensively with Mr. Litt and additional individuals he suggested as potential director candidates, and carefully considered his perspectives on the Company and its strategy.

After months of dialogue, engagement, and related expense incurred by the Company in connection with Land & Buildings' threatened proxy contest, Land & Buildings voluntarily and without discussion withdrew its nomination of its Founder and Managing Principal, Mr. Litt, on March 20, 2026. Immediately thereafter, Mr. Litt issued a press release urging the Company's shareholders to withhold support from two of the Company's directors, Mr. Matthew S. Dominski and Mr. H. Patrick Hackett, Jr.

We strongly urge you to support Messrs. Dominski and Hackett, along with all of the directors nominated by the Company. Messrs. Dominski and Hackett have served on the Board during a period of significant positive transformation of the Company's portfolio, and their experience and perspective continue to be valuable to the Company's success.

The Nominating/Corporate Governance Committee has been deliberate in assembling directors with the skills, experience, and perspectives needed to oversee the Company's strategy and support long-term performance. We are also pleased that Mr. Frank Schmitz will join the Board in June 2026, bringing a valuable new perspective. The Committee's thoughtful approach to Board composition has contributed to the Company's strong performance relative to its peers.

Against this backdrop, your vote is particularly important this year. We respectfully urge you to support all of the Company's director nominees.

WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE AUTHORIZE YOUR PROXY ON THE INTERNET, BY TELEPHONE OR BY MAIL AS SOON AS POSSIBLE. YOUR PROXY AUTHORIZATION WILL ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING REGARDLESS OF WHETHER YOU ATTEND THE ANNUAL MEETING VIA WEBCAST ON APRIL 30, 2026.

By Order of the Board of Directors,

Jennifer E. Matthews Rice
General Counsel and Secretary

Chicago, Illinois
March 30, 2026

PROXY STATEMENT SUMMARY

This Proxy Statement and the accompanying Notice of Annual Meeting and proxy card are first being sent to stockholders on or about March 30, 2026 in connection with the solicitation of proxies by the Board of Directors of First Industrial Realty Trust, Inc. ("First Industrial" or the "Company") for use at the Company's 2026 Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights information that is contained elsewhere in this Proxy Statement. It does not include all information necessary to make a voting decision, and you should read this Proxy Statement in its entirety before casting your vote.

VOTING OVERVIEW

Proposals	Board Vote Recommendation	Page
1. Elect six directors to the Board of Directors to serve until the 2027 Annual Meeting of Stockholders, and until their successors are duly elected and qualified	**FOR EACH NOMINEE**	8
2. Approve, on an advisory (i.e. non-binding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement	**FOR**	19
3. Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026	**FOR**	52

At the Annual Meeting, the Company's stockholders will also consider any other business that may properly come before the Annual Meeting and any continuations, adjournments or postponements thereof regardless of whether you attend the meeting. Should any other business come before the Annual Meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the common shares represented by such proxies as recommended by the Board of Directors of the Company (the "Board of Directors" or the "Board") or, if no recommendation is given, in accordance with their best judgment.

FIRST INDUSTRIAL AT A GLANCE

First Industrial Realty Trust, Inc. (NYSE: FR),
a leading fully integrated owner, operator, and developer of industrial real estate

32.2%	**11.7%**	**7.1%**
2025 Cash Rental Rate Growth on Leasing	NAREIT FFO Share Growth	2025 Cash Same Store NOI Growth[1]
12.4%	**$1.5 Billion[3]**	**~ 16 MSF**
Dividend Increase From 2025-2026[2]	Closed Debt Financings	Future Growth from Owned Strategic Sites
55%	**29%**	**98%**
5-Year TSR	5-Year TSR Differential to Industrial Peers[4]	TSR Percentile since 2010[5]

(1) Cash same store NOI growth excludes $4.5 million related to accelerated recognition of tenant improvement reimbursements for the twelve months ended December 31, 2024.

(2) Increased first quarter 2026 dividend to $0.50 per share/unit, a 12.4% increase from 2025's quarterly rate.

(3) Amount includes refinancings of the Company's $200 million term loan and $850 million line of credit as well as the issuance of new $450 million public notes.

(4) Based on flat average of select peers including Prologis, Inc. (PLD), Rexford Industrial Realty, Inc. (REXR), EastGroup Properties, Inc. (EGP) and Terreno Realty Corporation (TRNO).

(5) Since January 1, 2010; based on FR's percentile ranking relative to current RMZ constituents as of December 31, 2025.



ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote upon the following matters outlined in the notice of the Annual Meeting:

- the election of six directors to the Board of Directors to serve until the 2027 Annual Meeting of Stockholders, and until their successors are duly elected and qualified;

- the approval on an advisory (i.e. non-binding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement;

- the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; and

- any other matters as may properly come before the Annual Meeting and any continuations, adjournments or postponements thereof.

Who is entitled to attend and vote at the Annual Meeting?

The Board of Directors has fixed the close of business on March 23, 2026 as the record date for the Annual Meeting (the "Record Date"). Only stockholders of record of our Common Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 132,570,424 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them on each matter presented to the stockholders at the Annual Meeting.

Unless the context dictates otherwise, all references to "you," "your," "yours" or other words of similar import in this Proxy Statement refer to holders of common shares.

Each stockholder of record of common shares has the right to appoint a person or company to represent the stockholder to vote in person at the Annual Meeting other than the persons designated in the form of proxy. See "How do I vote at the Annual Meeting?" below.

How can I attend the Annual Meeting?

To virtually attend, participate in, and vote at the Annual Meeting, you must register in advance at www.cesonlineservices.com/fr26_vm. Please have your control number included on your proxy card or voting instruction card (if your shares are held through a stockbroker or another nominee) available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the Annual Meeting. Requests to register to participate in the Annual Meeting must be received no later than 9:00 a.m. Central Time on April 29, 2026. Online access to the audio webcast will open 30 minutes prior to the start of the Annual Meeting to allow time for you to log-in and test your device's audio system. We encourage you to access the Annual Meeting prior to the start time and allow ample time to log in to the meeting webcast and test your computer audio system.

What constitutes a quorum?	The presence, in person by attending the Annual Meeting via webcast or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions will be included in determining the number of common shares present at the Annual Meeting for the purpose of determining the presence of a quorum. Broker non-votes (common shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter), if any, will also be counted in determining the number of shares present at the Annual Meeting for the purpose of determining the presence of a quorum. |
| **How do I vote at the Annual Meeting?** | This year's Annual Meeting will be held on April 30, 2026, convening at 9:00 a.m. Central Time, and will be a virtual meeting held over the Internet. You will be able to attend the Annual Meeting, vote and submit questions during the Annual Meeting via a live webcast by visiting www.cesonlineservices.com/fr26_vm. **In order to virtually attend, you must register in advance at www.cesonlineservices.com/fr26_vm prior to April 29, 2026 at 9:00 a.m. Central Time.** You will need your control number included on your proxy card in order to preregister for the meeting.

Your shares can be voted at the Annual Meeting only if (i) you are present in person by attending the virtual Annual Meeting via webcast and you vote your shares electronically at such meeting, as described in this Proxy Statement or (ii) you are represented by proxy. Even if you plan to attend the Annual Meeting via webcast, we urge you to authorize your proxy in advance (i) electronically by going to www.cesvote.com and following the instructions described on your proxy card, (ii) by calling the toll-free number (for residents of the United States and Canada) listed on your proxy card or (iii) by mail. Please have your proxy card in hand when going online or calling. If you authorize your proxy electronically through the website or by telephone, you do not need to return your proxy card.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instruction form in advance of the Annual Meeting as described herein, so that your vote will be counted if you later decide not to attend the Annual Meeting.

At the Annual Meeting, a representative from First Coast Results, Inc. will be appointed to act as scrutineer. The scrutineer will determine the number of common shares represented at the Annual Meeting, the existence of a quorum and the validity of proxies, will count the votes and ballots, if required, and will determine and report the results to the Company. |

How can I vote my common shares without attending the Annual Meeting?	We urge you to authorize your proxy in advance (i) electronically by going to www.cesvote.com and following the instructions described on your proxy card, (ii) by calling the toll-free number (for residents of the United States and Canada) listed on your proxy Card or (iii) by mail. Please have your proxy card in hand when going online or calling. If you authorize your proxy electronically through the website or by telephone, you do not need to return your proxy card.

"Street name" stockholders who have received this Proxy Statement from their bank, broker or other nominee should have received instructions for directing how that bank, broker or nominee should vote such stockholder's shares. It will be the bank's, broker's or other nominee's responsibility to vote the stockholder's shares for the stockholder in the manner directed. The stockholder must complete, execute and return the voting instruction form in the envelope provided by the broker. "Street name" stockholders who desire to vote electronically at the Annual Meeting must obtain a "legal proxy", in PDF format, from the bank, broker or other nominee that holds such stockholder's shares in order to vote such shares electronically at the Annual Meeting. "Street name" stockholders will need to contact their bank, broker or other nominee to obtain a legal proxy.

Stockholders of the Company are requested to authorize their proxy on the Internet, by telephone or by mail as soon as possible. Shares represented by a properly authorized proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the stockholder's proxy authorization. If a proxy authorization is submitted and no instructions are given, the persons designated as proxy holders in the proxy authorization will vote: (i) "FOR" the election of the nominees of our Board of Directors: Peter E. Baccile, Teresa Bryce Bazemore, Matthew S. Dominski, H. Patrick Hackett, Jr., Denise A. Olsen and Marcus L. Smith; (ii) "FOR" the proposal regarding an advisory (i.e. non-binding) vote to approve executive compensation of the Company's Named Executive Officers; (iii) "FOR" the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; and (iv) in their own discretion with respect to any other business that may properly come before the stockholders at the Annual Meeting or at any adjournments or postponements thereof. We have not received notice of any matters other than those set forth in this Proxy Statement and, accordingly, it is not anticipated that any other matters will be presented at the Annual Meeting.

A stockholder of record may revoke a proxy at any time before it has been exercised by: (i) filing a written revocation with the Secretary of the Company at the address of the Company set forth above, (ii) authorizing a proxy again on the Internet or by telephone (only the latest Internet or telephone proxy will be counted) as described above, (iii) properly executing and delivering a later-dated proxy card by mail, or (iv) by participating in, and voting electronically at, the Annual Meeting. Any stockholder of record as of the Record Date attending the Annual Meeting may vote electronically whether or not a proxy has been previously given, but the participation (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. "Street name" stockholders who wish to vote electronically during the Annual Meeting will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

What happens if I return a proxy card but don't vote for any or some of the matters listed on my proxy card?	If you return a signed proxy card without indicating your vote (and the proxy is not revoked), your shares will be voted: • "FOR" the election of the nominees of our Board of Directors: Peter E. Baccile, Teresa Bryce Bazemore, Matthew S. Dominski, H. Patrick Hackett, Jr., Denise A. Olsen and Marcus L. Smith; • "FOR" the proposal regarding an advisory (i.e. non-binding) vote to approve executive compensation of the Company's Named Executive Officers; and • "FOR" the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.
What happens if I return a proxy card but give voting instructions for less than six candidates?	If an undervote (that is, voting "FOR" with respect to fewer than six nominees on Proposal 1) occurs on a registered stockholder's proxy card, the shares represented by that proxy card will only be voted as marked. No discretionary authority is available to vote shares represented by an undervoted proxy card for the remaining director seats up for election.
What are the Board of Directors' recommendations?	The enclosed proxy is solicited on behalf of the Board of Directors. Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors set forth with the description of each item in this Proxy Statement. The Board of Directors has approved and recommends a vote: • "FOR" the election of the nominees of our Board of Directors: Peter E. Baccile, Teresa Bryce Bazemore, Matthew S. Dominski, H. Patrick Hackett, Jr., Denise A. Olsen and Marcus L. Smith; • "FOR" the proposal regarding an advisory (i.e. non-binding) vote to approve executive compensation of the Company's Named Executive Officers; and • "FOR" the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. Other than the proposals described in this document, the Board of Directors does not know of any other matters that may be brought before the Annual Meeting. If any other matter should properly come before the Annual Meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.

What vote is required to approve the election of each of the nominated directors?	*Proposal 1*: The votes cast "For" a director nominee must exceed the votes cast "Against" the nominee for the nominee to be elected.
	Note that if your common shares are held by a broker or nominee, such broker or nominee will not have authority to exercise their discretion to vote your common shares on Proposal 1 unless you provide instructions to them regarding how you would like your common shares to be voted. If such broker or nominee does not receive such instructions, and as a result, is unable to vote your common shares on Proposal 1, this will result in a broker non-vote.
	For the purposes of determining the number of votes cast, only the common shares voting "FOR" or "AGAINST" are counted.
	Abstentions and broker non-votes will have no effect on the outcome of the vote. Abstentions are not treated as votes cast and are not counted in the determination of the number of votes necessary for election of each of the nominated directors and broker discretionary voting is not permitted.
What vote is required to approve the proposal regarding an advisory vote to approve executive compensation?	*Proposal 2*: This proposal will be approved if the votes cast "FOR" the proposal exceed the votes cast "AGAINST" the proposal. Notwithstanding the vote required, Proposal 2 is advisory only and is not binding on the Company. Even though the vote is advisory and non-binding, if there is any significant vote against the compensation of the Named Executive Officers as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.
	Note that if your common shares are held by a broker or nominee, such broker or nominee will not have authority to exercise their discretion to vote your common shares on Proposal 2 unless you provide instructions regarding how you would like your common shares to be voted. If such broker or nominee does not receive your instructions, and as a result is unable to vote your common shares on Proposal 2, this will result in a broker non-vote.
	For purposes of determining the number of votes cast, only common shares voting "FOR" or "AGAINST" are counted. Abstentions and broker non-votes are not treated as votes cast and are not counted in the determination of the outcome of Proposal 2.
What vote is required to approve the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm?	*Proposal 3*: This proposal will be approved if the votes cast "FOR" the proposal exceed the votes cast "AGAINST" the proposal.
	Note that, because this proposal is considered a routine matter, if your common shares are held by a broker or nominee, such broker or nominee will have authority to exercise their discretion to vote your common shares on Proposal 3 if you do not provide instructions to them regarding how you would like your common shares to be voted. For the purposes of determining the number of votes cast, only stockholders voting "FOR" or "AGAINST" are counted.
	Abstentions are not treated as votes cast and are not counted in the determination of the number of votes necessary for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. If the proposal is not approved, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP but may still retain them, as our Charter and Bylaws do not require stockholders to ratify the appointment of our independent registered certified public accounting firm.

Proposal	Voting Options and Board Recommendation	Voting Standard	Effect of Abstentions or Withhold Votes	Effect of Broker Non-Votes
Proposal 1: Election of Directors	FOR, AGAINST or ABSTAIN (for each nominee or director) **The Board recommends a vote "FOR" each of the nominees for director**	Majority of votes cast	No effect – not counted as a vote	No effect – broker discretionary voting is not permitted
Proposal 2: Advisory Vote on Executive Compensation	FOR, AGAINST or ABSTAIN **The Board recommends a vote "FOR" the proposal regarding the advisory (non-binding) vote to approve executive compensation for the Company's Named Executive Officers**	Majority of votes cast	No effect – not counted as a vote	No effect – broker discretionary voting is not permitted
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm	FOR, AGAINST or ABSTAIN **The Board recommends a vote "FOR" the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026**	Majority of votes cast	No effect – not counted as a vote	No effect – broker discretionary voting is permitted

What is a broker non-vote?	Under the rules of the New York Stock Exchange (the "NYSE"), brokers generally may vote on routine matters, such as the ratification of an independent public accounting firm, but may not vote on non-routine matters, such as the election of directors, unless they have received voting instructions from the person for whom they are holding shares. If there is a non-routine matter presented to stockholders at a meeting and the stockholder's bank, broker or other nominee does not receive instructions from the stockholder on how to vote on that matter, the bank, broker or other nominee will return the proxy card to the Company, indicating that he or she does not have the authority to vote on that matter. This is generally referred to as a "broker non-vote" and may affect the outcome of the voting on those matters, as discussed below. If you own shares through a broker in street name, you may instruct your broker how to vote your shares. A "broker non-vote" occurs when a broker submits a proxy for the Annual Meeting with respect to a discretionary matter but does not vote on non-discretionary matters because the beneficial owner did not provide voting instructions on those matters. At the annual meeting, Proposal 3 would be considered to be a routine matter, and your broker, bank or other nominee would be able to vote upon the matter if you do not provide them with specific voting instructions. However, in that event, it is possible that a broker may choose not to exercise discretionary authority with respect to Proposal 3. In that case, if you do not instruct your broker how to vote with respect to Proposal 3, your broker may not vote with respect to such proposal. Therefore, we encourage you to instruct your broker, bank, or other nominee to vote your shares by executing and returning the enclosed proxy card or by voting via the Internet or by telephone by following the instructions provided on the enclosed proxy card.

What is the effect of abstentions and broker non-votes?	Abstentions will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present, but will not be counted as "votes cast" either in favor of or against a particular proposal. Broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present, but will not be counted as "votes cast" either in favor of or against a particular proposal.
Who pays for the preparation of this Proxy Statement?	The Company will pay the cost of proxy solicitation, including the cost of preparing, assembling and mailing the proxy materials. In addition to the use of mail, the Company's employees and advisors may solicit proxies personally and by telephone, facsimile, courier service, telegraph, the Internet, e-mail, newspapers and other publications of general distribution. The Company's employees will receive no compensation for soliciting proxies other than their regular salaries. The Company may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies, and the Company will reimburse those persons for their reasonable out-of-pocket expenses incurred in connection with these activities. The Company will compensate only independent third-party agents that are not affiliated with the Company but who solicit proxies. As you may have heard, on February 26, 2026, Land & Buildings announced its intention to solicit proxies in favor of its Founder and Managing Principal, Jonathan Litt, for election as a director at the Annual Meeting in opposition to the nominees recommended by our Board of Directors. On March 20, 2026 Land & Buildings notified the Company that Mr. Litt's nomination was withdrawn and that it no longer intended to solicit proxies in favor of Mr. Litt. As a result of the proxy solicitation threatened by Land & Buildings, the Company has incurred significant additional costs in anticipation of soliciting proxies in a contested election, including retaining Georgeson LLC, a third-party solicitation firm, to assist in the distribution of the proxy materials and solicitation of proxies on our behalf for an estimated fee of $100,000 plus reimbursement of certain out-of-pocket expenses.
What does it mean if I receive more than one proxy statement or proxy card?	If you receive multiple copies of this Proxy Statement or the accompanying proxy card, your common shares may be registered in more than one name or in different accounts. Please follow the voting instructions on your proxy card or voting instruction form, as applicable, to ensure that all of your common shares are voted.
Who can I contact if I have questions about the Annual Meeting?	Stockholders who have questions about deciding how to vote should contact their financial, legal or professional advisors. For any queries referencing information in this Proxy Statement or in respect of voting your common shares, please call Georgeson LLC at 866-766-8108 or email FirstIndustrial@Georgeson.com.
Where can I find the voting results of the Annual Meeting?	We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

The date of this Proxy Statement is March 30, 2026.

PROPOSAL 1

ELECTION OF DIRECTORS

Pursuant to the Company's charter, the maximum number of members allowed to serve on the Company's Board of Directors is twelve. The Board of Directors currently consists of six seats. Each of the directors is serving for a term of one year and until such director's successor is duly elected and qualified. The Company's Nominating/Corporate Governance Committee identifies and recommends individuals for service on the Board of Directors, and the Board of Directors then either approves or rejects in whole all of such nominees.

> **Our Board of Directors urges you to vote "FOR" each of the director nominees: Peter E. Baccile, Teresa Bryce Bazemore, Matthew S. Dominski, H. Patrick Hackett, Jr., Denise A. Olsen and Marcus L. Smith.**
>
> **You can best support the Company—and ensure our continued progress—by following the instructions on the proxy card or voting instruction form to vote "FOR" each of these director nominees.**

The Board of Directors has nominated Peter E. Baccile, Teresa Bryce Bazemore, Matthew S. Dominski, H. Patrick Hackett, Jr., Denise A. Olsen and Marcus L. Smith to serve as directors (collectively, the "Nominees"). All of the Nominees are currently serving as directors of the Company. Each of the Nominees has consented to be named as a nominee in this Proxy Statement. The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will vote for the election of such other person or persons as the Board of Directors may recommend.

John E. Rau served as a director of the Company since June 1994 and as Lead Independent Director since January 2016 until his passing in April 2025. He brought decades of leadership experience from the financial, academic and corporate sectors. The Board of Directors is deeply grateful for Mr. Rau's longstanding service, strategic insight and dedication to the Company.

The votes cast "For" a nominee must exceed the votes cast "Against" the nominee for the nominee to be elected. Neither abstentions nor broker non-votes, if any, will have any legal effect on whether this proposal is approved as they do not count as votes cast for such matter.

VOTE REQUIRED

The votes cast "For" a director nominee must exceed the votes cast "Against" the nominee for the nominee to be elected.

For the purposes of determining the number of votes cast, only the common shares voting "FOR" or "AGAINST" are counted.

Note that if your common shares are held by a broker or nominee, such broker or nominee will not have authority to exercise their discretion to vote your common shares on Proposal 1 unless you provide instructions to them regarding how you would like your common shares to be voted. If such broker or nominee does not receive such instructions, and as a result, is unable to vote your common shares on Proposal 1, this will result in a broker non-vote.

For purposes of this proposal, abstentions and broker non-votes are not treated as votes cast and are not counted in the determination of the number of votes necessary for the election of each of the nominated directors.

If an undervote (that is, voting "FOR" with respect to fewer than six nominees on Proposal 1) occurs on a registered stockholder's proxy card, the shares represented by that proxy card will only be voted as marked. No discretionary authority is available to vote shares represented by an undervoted proxy card for the remaining director seats up for election.

If you are a registered stockholder and you sign, date and return your proxy card or vote by telephone or over the Internet as instructed on the enclosed proxy card but, in each case, do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of each of Messrs. Baccile, Dominski, Hackett, Jr., and Smith and Mmes. Bazemore and Olsen. If you are a non-registered stockholder and you do not give voting instructions to your broker or nominee using the voting instruction form, your broker will leave your shares unvoted on this matter.

 **The Board of Directors recommends a vote FOR each of the Nominees.**



Peter E. Baccile

Teresa Bryce Bazemore

Matthew S. Dominski

H. Patrick Hackett, Jr.

Denise A. Olsen

Marcus L. Smith

If you have any questions or require assistance with voting your shares, please contact our proxy solicitation firm, Georgeson LLC

51 West 52nd Street, 6th Floor
New York, NY 10019

Stockholders, Banks and Brokers may call toll-free at 866-766-8108
or email FirstIndustrial@Georgeson.com

INFORMATION REGARDING THE DIRECTOR NOMINEES

The following biographical descriptions set forth certain information with respect to the six Nominees for election as directors and certain executive officers, based on information furnished to the Company by such persons. The following information is as of the date of this Proxy Statement unless otherwise specified.

Peter E. Baccile
Director since 2016
Age: 64



Peter E. Baccile has served as President of the Company since September 2016 and assumed the Chief Executive Officer position in December 2016. He brings more than 30 years of management, real estate and financial expertise to the Company. Prior to joining the Company, he served as Joint Global Head of the Real Estate, Lodging and Leisure Group within UBS Securities, LLC's investment banking division from June 2012 to September 2016. Prior to that, Mr. Baccile served in various senior leadership roles during his 26-year tenure at J.P. Morgan. Most recently, he was Vice Chairman of J.P. Morgan Securities Inc. He also served as Co-Head of the General Industries Investment Banking Coverage Group, which encompassed Real Estate, Lodging, Gaming, Diversified Industrials, Paper Packing and Building Products, and Transportation. Before that, he served as Global Head of J.P. Morgan's Real Estate, Lodging and Gaming Investment Banking Group for 10 years. Mr. Baccile is a member of the National Association of Real Estate Investment Trusts (Nareit), where he serves as a member of the executive board, and The Real Estate Roundtable, where he was past Chairman of the Real Estate Capital Policy advisory committee. He is a past trustee of the International Council of Shopping Centers (ICSC) and the Urban Land Institute (ULI). Mr. Baccile's extensive experience in real estate management and finance is critical to his ability to lead the Company as its Chief Executive Officer, and is a valuable asset to the Board of Directors. Moreover, as the Company's Chief Executive Officer, Mr. Baccile brings to the Board of Directors his in-depth knowledge of our business, strategy, operations, competition and financial position. Mr. Baccile's membership on the Board of Directors is critical to ensuring appropriate coordination and communication between the Company's executive officers and the Board of Directors.

Board Committee: Investment Committee

Teresa Bryce Bazemore
Director since 2020
Age: 66



Teresa Bryce Bazemore has been a director of the Company since May 2020 and Chairperson of the Audit Committee since May 2023. Ms. Bazemore served as the President and Chief Executive Officer of Federal Home Loan Bank of San Francisco from March 2021 through June 2024. From July 2008 through April 2017, she served as President of Radian Guaranty Inc., a subsidiary of Radian Group Inc. (NYSE: RDN), where she led strategic planning, business development and operations of Radian Guaranty's mortgage insurance business line and information technology and governmental affairs for Radian Group. From October 2006 to July 2008, she also served in various capacities with Radian Group, including Executive Vice President, General Counsel, Corporate Secretary and Chief Risk Officer. From June 2000 to May 2006, Ms. Bazemore was Senior Vice President, General Counsel and Secretary of Nexstar Financial Corporation. From March 1997 to June 2000, she served as General Counsel of the mortgage banking line of business at Bank of America (NYSE: BAC). Ms. Bazemore presently serves on the Board of Directors of T. Rowe Price Funds, Anza Mortgage Insurance Company (and serves as Audit Committee Chair), the Public Media Company (and serves as chair of the advisory board of the Public Media Bridge Fund, a subsidiary of the Public Media Company), The Gift Collaborative of Black Theological Education & Black Faith Traditions, and the Southern California Chapter of the International Women's Forum currently serving as Assistant Treasurer. She formerly served on the Board of Directors of the Federal Home Loan Bank of Pittsburgh and Chimera Investment Corporation (NYSE: CIM). Ms. Bazemore previously served on the Board of Trustees of the University of Virginia Foundation, for which she also served as the Chair of the Audit Committee, and formerly served as an Advisory Board member of the University of Virginia Center for Politics on which she is now an emeritus member. Ms. Bazemore holds a B.A. from the University of Virginia and a J.D. from Columbia University. Ms. Bazemore's extensive legal, financial and operational experience in the banking and real estate industries is a valuable asset to the Board of Directors and the Company's Audit Committee, and we have deemed her to be an "audit committee financial expert."

Board Committees: Audit Committee, Compensation Committee

Matthew S. Dominski

Director since 2010
Age: 71



Matthew S. Dominski has been a director of the Company since March 2010 and the Chairman of the Board of Directors since July 2020. He previously served as a director of CBL & Associates Properties, Inc., a shopping mall real estate investment trust in the United States, from 2005 to 2021. From 1993 through 2000, Mr. Dominski served as Chief Executive Officer of Urban Shopping Centers ("Urban"), formerly one of the largest regional mall property companies in the country and a publicly-traded real estate investment trust. Following the purchase of Urban by Rodamco North America in 2000, Mr. Dominski served as Urban's President until 2002. In 2003, Mr. Dominski formed Polaris Capital, LLC, a Chicago, Illinois-based real estate investment firm of which he was joint owner through 2013. From 1998 until 2004, Mr. Dominski served as a member of the Board of Trustees of the International Council of Shopping Centers (ICSC). Mr. Dominski's extensive experience leading other public and private real estate companies, both as a senior executive and a director, is a valuable asset to the Board of Directors.

Board Committees: Compensation Committee, Investment Committee, Nominating/Corporate Governance Committee

H. Patrick Hackett, Jr.

Director since 2009
Age: 74



H. Patrick Hackett, Jr. has been a director of the Company since December 2009. Mr. Hackett is the principal of HHS Co., an investment company located in the Chicago area. Previously, he served as the President and Chief Executive Officer of RREEF Capital, Inc. and as principal of The RREEF Funds, an international commercial real estate investment management firm. Mr. Hackett taught real estate finance at the Kellogg Graduate School of Management for many years and also served on the real estate advisory boards of Kellogg and the Massachusetts Institute of Technology. He currently chairs the board of Wintrust Financial Corporation (NASDAQ: WTFC) and is a former trustee of Northwestern University. Mr. Hackett provides the Board of Directors with valuable real estate investment and finance expertise.

Board Committees: Compensation Committee, Investment Committee

Denise A. Olsen

Director since 2017
Age: 60



Denise A. Olsen has been a director of the Company since November 2017 and served as the Chairperson of the Compensation Committee from May 2020 to May 2023. Ms. Olsen is a seasoned board member and accomplished business building executive who leverages expertise gained from 30 years in the investment management industry across the private and public markets of real estate, data infrastructure, credit, and liquid alternatives. She advises investment managers across the alternative investment landscape to develop and implement strategic growth solutions. Ms. Olsen is a board member of PRP Real Assets and Claros Mortgage Trust, Inc. (NYSE: CMTG). Ms. Olsen also serves on the Investment Advisory Committee of The Harry and Jeanette Weinberg Foundation, and is a member of Bain and Company’s expert advisory network. Formerly, she was a board member of CyrusOne, Inc. (Nasdaq: CONE), which was acquired by KKR and GIP in a $15 billion public-to-private transaction in 2022. Ms. Olsen’s career spanned over 25-years at GEM Realty Capital, an integrated investment management company that invests in diversified real estate opportunities across the private and public markets. At GEM, Ms. Olsen was a senior partner leading business development and capital formation activities and was a longstanding member of the investment committee. Previously, Ms. Olsen had investment roles at JMB Realty Corporation and EVEREN Securities. Ms. Olsen received her Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania. She served on the Executive Committee of the Zell Lurie Real Estate Center for ten years and continues to lecture and mentor at Wharton, University of Chicago, Yale and other academic institutions. Ms. Olsen's financial expertise is valuable to the Company's Audit Committee, on which she currently serves, and we have determined her to be an "audit committee financial expert."

Board Committees: Audit Committee, Investment Committee, Nominating/Corporate Governance Committee

Marcus L. Smith

Director since 2021
Age: 59



Marcus L. Smith has been a director of the Company since February 2021. Since 2017, Mr. Smith has served as a director for MSCI Inc. (NYSE: MSCI). He currently serves as a Trustee for certain Eaton Vance funds. Mr. Smith's previous board service also includes serving on the Board of Directors of NYSE listed DCT Industrial (DCT) from 2017 to 2018 when it was acquired by Prologis Inc. (PLD). Previous to his board service, Mr. Smith retired from a 23-year career at MFS Investment Management where he managed the MFS International Equity Fund (MIEIX) for 17 years and the MFS Concentrated International Fund for 10 years. During his tenure, the MFS International Equity portfolio grew from $120 million to $24 billion, the portfolio received the Lipper Award in 2005 and 2010 for Best 3-year performance of 359 Large Capitalization international portfolios. In addition to his portfolio management duties, Mr. Smith served as Chief Investment Officer, Canada from 2012 to 2017, Chief Investment Officer, Asia from 2010 to 2012, Director of Asian Equity Research (Singapore based) from 2005 to 2010. Mr. Smith served on the MFS Equity Management committee from 2005 to 2017. Prior to joining MFS, Mr. Smith was a senior consultant at Accenture, working within their Financial Services Group. Mr. Smith served as a United States Army Reserve Officer from 1987 to 1992. Mr. Smith earned a Bachelor of Science, Cum Laude, in Computer Science from the University of Mount Union and a Masters of Business Administration from The Wharton School, University of Pennsylvania. Mr. Smith's experience in the financial services sector and director service for other public companies are valuable assets to the Board of Directors, and we have determined him to be an "audit committee financial expert."

Board Committees: Audit Committee, Investment Committee, Nominating/Corporate Governance Committee

BOARD COMPOSITION

Assuming each of the Nominees is elected to serve, the average age of our Board of Directors will be 66, five of the six directors will be independent, and the Board's tenure will consist of three directors with nine or more years of service and three directors with less than nine years of service.

NOMINATION OF DIRECTORS

The Nominating/Corporate Governance Committee recommends individuals for election as directors at the Annual Meeting of Stockholders of the Company and in connection with any vacancy that may occur on the Board of Directors. In turn, the Board of Directors either approves by a majority vote all of the nominations so recommended by the Nominating/Corporate Governance Committee or rejects all of the nominations, in each case in whole, but not in part. In the event that the Board of Directors rejects the recommended nominations, the Nominating/Corporate Governance Committee develops a new recommendation.

The Nominating/Corporate Governance Committee will consider nominees recommended by stockholders of the Company. In order for a stockholder to nominate a candidate for election as a director at an Annual Meeting, proper notice must be given in accordance with the Company's Bylaws and applicable SEC regulations to the Secretary of the Company. Pursuant to the Company's Bylaws and applicable SEC regulations, such notice of a director nominee must be provided to the Secretary of the Company not more than 150 days and not less than 120 days prior to the first anniversary of the date the Company's proxy statement for the prior year's Annual Meeting of Stockholders was released to stockholders. The fact that the Company may not insist upon compliance with these requirements should not be construed as a waiver by the Company of its right to do so at any time in the future.

In general, it is the Nominating/Corporate Governance Committee's policy that, in its judgment, its recommended nominees for election as members of the Board of Directors of the Company must, at a minimum, have business experience of a breadth, and at a level of complexity, sufficient to understand all aspects of the Company's business and, through either experience or education, have acquired such knowledge as is sufficient to qualify as financially literate. In addition, recommended nominees must be persons of integrity and be committed to devoting the time and attention necessary to fulfill their duties to the Company. While the Nominating/Corporate Governance Committee has not adopted a formal diversity policy, the Company values diversity, in its broadest sense, reflecting, but not limited to, profession, geography, gender, ethnicity, skills and experience. As part of the nomination process, the Company endeavors to have a diverse Board of Directors representing a range of experiences in areas that are relevant to the Company's business and the needs of the Board of Directors from time to time, and the Nominating/Corporate Governance Committee and the Board of Directors considers highly qualified candidates, including women and minorities.

The Nominating/Corporate Governance Committee may identify nominees for election as members of the Board of Directors through its own sources (including through nominations by stockholders made in accordance with the Company's Bylaws), through sources of other directors of the Company, and through the use of third-party search firms. Subject to the foregoing minimum standards, the Nominating/Corporate Governance Committee will evaluate each nominee on a case-by-case basis, assessing each nominee's judgment, experience, independence, understanding of the Company's business or that of other related industries, and such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the current needs of the Company's Board of Directors.

Each member of the Nominating/Corporate Governance Committee is, in the judgment of the Board of Directors, independent as required by the listing standards of the NYSE.

John E. Rau served as the Chair of the Nominating/Corporate Governance Committee from January 2025 until his passing in April 2025 and was, in judgment of the Board of Directors, independent as required by the listing standards of the NYSE.

CORPORATE GOVERNANCE

The Board of Directors. The Board of Directors currently consists of six seats. In considering the independence of its members, the Board of Directors applies the independence standards and tests set forth in Sections 303A.02(a) and (b) of the Listed Company Manual of the NYSE. Applying such standards, the Board of Directors has affirmatively determined that each of Messrs. Dominski, Hackett and Smith and Mses. Bazemore and Olsen, who collectively constitute a majority of the current members of the Board of Directors, are independent directors. Mr. Rau, who passed away in April 2025, was an independent director during his service on the Board in 2025.

The Board of Directors held five meetings and acted six times by written consent during 2025. Each of the directors serving in 2025 attended at least 75% of the total number of meetings of the Board of Directors and of the respective committees of the Board of Directors of which such director was a member, in each case held during the period for which he or she was serving as a director. Although the Company does not have a formal policy regarding director attendance at Annual Meetings of Stockholders, all of the directors then-serving attended the 2025 Annual Meeting of Stockholders. During 2025, Mr. Dominski, in his capacity as Chairman of the Board, presided at meetings of all of the directors. From January 2025 through his passing in April 2025, Mr. Rau, in his capacity as Lead Independent Director, presided at all meetings and executive sessions of our independent directors. Since Mr. Rau's passing in April 2025, Mr. Dominski has served as the Chair of the Nominating/Corporate Governance Committee and Lead Independent Director, until Mr. Smith took over as Chair of the Nominating/Corporate Governance Committee in November 2025.

The Board of Directors has adopted Corporate Governance Guidelines to reflect the principles by which it operates and has adopted a Code of Business Conduct and Ethics, which includes the principles by which the Company expects its employees, officers and directors to conduct Company business. The Corporate Governance Guidelines and Code of Business Conduct and Ethics, as well as the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of the Board of Directors, are accessible at the Investors page of the Company's website at www.firstindustrial.com and are available in print free of charge to any stockholder or other interested party who requests them. The Company intends to post on its website amendments to, or waivers from, any provision of the Company's Code of Business Conduct and Ethics. The Company also posts or otherwise makes available on its website from time to time other information that may be of interest to investors and other interested parties. However, none of the information provided on the Company's website is part of the proxy solicitation material.

Board Leadership Structure. Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective management oversight and a fully engaged, highly functioning Board of Directors. Our key objective in establishing the structure of the Board of Directors is to strengthen the independence and general role of the Board of Directors with appropriate checks and balances on the power, actions and performance of our Chief Executive Officer.





CORPORATE RESPONSIBILITY HIGHLIGHTS

SUSTAINABILITY 	The Company is focused on building and maintaining a socially responsible and sustainable business that succeeds by delivering long-term value for our stockholders. We continuously look for new and better ways to minimize our environmental impacts as well as that of our tenants. Recent sustainability highlights are: • In our LEED (Leadership in Energy and Environmental Design) volume program, which streamlines the certification process, we successfully certified six buildings totaling 0.5 million square feet comprised of three buildings in Orlando and one each in Miami, Southern California and Northern California • First Industrial properties with LEED certifications totaled 6.8 million square feet at year end 2025 • Continued to be recognized at the Gold level for the Green Lease Leaders program for the Department of Energy's Better Buildings Alliance and the Institute for Market Transformation
COMMUNITY 	The Company has a strong corporate culture and a long-standing tradition of supporting worthy causes in its community and partnering with high quality and ethical supply chains. Social responsibility and engagement is an integral part of our business, as we are committed to developing and maintaining strong relationships with our customers, business partners, investors and the communities in which we operate and invest. In addition, we aim to provide a positive work environment for our employees by offering proper compensation, quality benefit offerings and career training and growth opportunities. Community highlights include: • Employee recognition program with quarterly and annual awards • Employee tuition reimbursement program • The Company hosted 15 charity events in 2025 • The Company supports "First Network," a group sponsoring events that focus on career development, health and wellness, and social engagement • The Company provides two days of paid time off for community service for employees to serve worthy organizations of their choice • Employee Code of Conduct and Ethics, Vendor Code of Conduct and Ethics and Human Rights policy in place to advance ethical business practices internally and with our partners and suppliers
GOVERNANCE 	The Company has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics to reflect the principles by which it operates, including a company-wide commitment to integrity, ethics, and transparency. Key governance practices and policies include: • Annual election of directors • Regular executive sessions of non-management directors • Stockholders have the power to amend the Company's bylaws • Separate Chairman and Chief Executive Officer • Risk oversight by full Board of Directors and committees • Annual board and committee self-assessment • Mandatory director and executive officer share ownership requirements • Anti-hedging and anti-pledging policy of shareholdings by directors and employees • Clawback policy for incentive compensation in the event of a financial restatement • Audit Committee oversight of the Company's corporate policies with respect to risk reduction associated with climate risk and corporate responsibility, and internal controls with respect to cybersecurity

For more information on our corporate responsibility and sustainability initiatives, a copy of our Corporate Responsibility Report can be found on our website at www.firstindustrial.com/responsibility.

BOARD OVERSIGHT OF RISK MANAGEMENT

The Board of Directors oversees the business of the Company and our stockholders' interests in the long-term financial strength and overall success of the Company's business. In this respect, the Board of Directors is responsible for overseeing the Company's risk management. The Board of Directors delegates many of these functions to the Board's committees. Each committee of the Board of Directors is responsible for reviewing the risk exposure of the Company related to the committees' areas of responsibility and providing input to the Board of Directors on such risks. The Board of Directors and its committees regularly review material strategic, operational, financial, compensation and compliance risks with management.

For example, under its charter, the Audit Committee is required to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to stockholders, the systems of internal controls that management and the Board of Directors have established and the audit process. The Audit Committee is responsible for facilitating communication between the Company's independent auditors and the Board of Directors and management, and for reviewing with the independent auditors the adequacy of the Company's internal controls. The Audit Committee also reviews with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies and the Company's cybersecurity risk exposure and mitigation efforts. The Audit Committee is also responsible for the oversight of the Company's internal control systems with respect to information technology security and for the Company's policies, initiatives and disclosures with respect to the risk of corporate responsibility and climate risk.

Similarly, the Compensation Committee strives to adopt compensation incentives that encourage appropriate risk-taking behavior consistent with the Company's long-term business strategy. We do not believe that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Compensation Committee has focused on aligning our compensation policies with our stockholders' long-term interests and avoiding short-term rewards for management or awards that encourage excessive or unnecessary risk taking. For example, a substantial amount of compensation provided to the Company's executive officers is in the form of equity awards for which the ultimate value of the award is tied to the Company's stock price and which awards are subject to long-term vesting schedules, thereby aligning the Company's executive officers' interests with those of our stockholders. In addition, annual cash and equity bonuses provided to management under the 2025 Employee Bonus Plan (as defined on page 27) were contingent, among other factors, upon the Company's satisfaction of prescribed levels of Funds From Operations ("FFO") and cash same store net operating income ("NOI") growth. Because these awards are directly tied to increased financial performance and stock price, in line with our stockholders' interests, we believe that none of these types of awards contribute to excessive or unnecessary risk taking.

COMMUNICATIONS BY STOCKHOLDERS AND OTHER INTERESTED PARTIES

Stockholders of the Company and other interested parties may send communications to the Board of Directors as a whole, to its individual members, to its committees or to its independent members as a group. Communications to the Board of Directors as a whole should be addressed to "The Board of Directors"; communications to any individual member of the Board of Directors should be addressed to such individual member; communications to any committee of the Board of Directors should be addressed to the chair of such committee; and communications to independent members of the Board of Directors as a group should be addressed to the Lead Independent Director. In each case, communications should be further addressed "c/o First Industrial Realty Trust, Inc., One North Wacker Drive, Suite 4200, Chicago, Illinois 60606." All communications will be forwarded to their respective addressees. If a stockholder marks their communication "Confidential," such communication will be forwarded directly to the addressee.

BOARD COMMITTEES

The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Investment Committee and a Nominating/Corporate Governance Committee. Mr. Rau was Chair of the Nominating/Corporate Governance Committee until his passing in April 2025. The Board of Directors appointed Mr. Dominski to chair the Nominating/Corporate Governance Committee in April 2025. In November 2025, Mr. Smith succeeded Mr. Dominski as Chair of the Nominating/Corporate Governance Committee.

Audit Committee

Members:
Teresa Bryce Bazemore (Chair)
Denise A. Olsen
Marcus L. Smith

Number of Meetings in 2025: 5

All members are "audit committee financial experts" as defined by the rules of the SEC

The Board of Directors has established an Audit Committee composed exclusively of independent directors. The Audit Committee assists the Board of Directors in overseeing, among other things:

- the financial accounting and reporting processes of the Company;
- the adequacy and effectiveness of the Company's internal control over financial reporting, information technology systems and cybersecurity risk management;
- the appointment, compensation and oversight of the Company's independent public accountants;
- the independent public accountants' audit plan, audit scope and the results of the annual audit engagement;
- the independence of the independent public accountants;
- the Company's enterprise risk management processes;
- the performance of the Company's internal audit function; and
- the Company's corporate policies, initiatives and disclosures with respect to corporate responsibility and risk of extreme weather events.

Each member of the Audit Committee is, in the judgment of the Company's Board of Directors, independent as required by the listing standards of the NYSE and the rules of the SEC and is financially literate, knowledgeable and qualified to review financial statements.

Compensation Committee

Members:
H. Patrick Hackett, Jr. (Chair)
Teresa Bryce Bazemore
Matthew S. Dominski

Number of Meetings in 2025: 4

The Board of Directors has established a Compensation Committee composed exclusively of independent directors. The principal functions of the Compensation Committee are to:

- annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives and determine and approve the CEO's compensation based on this evaluation;
- review and approve the compensation and benefits of our executive officers and members of the Board of Directors;
- administer and authorize grants under the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan (the "2024 Stock Incentive Plan");
- review the Company's general compensation plans and other employee benefit plans, including the goals and objectives of such plans;
- review and discuss with management the Compensation Discussion and Analysis section of the proxy statement and determine whether to recommend its inclusion in the proxy statement to the Board of Directors;
- produce the annual Compensation Committee Report for inclusion in the proxy statement; and
- administer and interpret the Company's Clawback Policy applicable to current and former executive officers.

Each member of the Compensation Committee is, in the judgment of the Board of Directors, independent as required by the listing standards of the NYSE and the rules of the SEC.

Investment Committee

Members:
H. Patrick Hackett, Jr. (Chair)
Peter E. Baccile
Matthew S. Dominski
Denise A. Olsen
Marcus L. Smith

Number of Meetings in 2025: 3

The Board of Directors has established an Investment Committee composed of five directors, four of whom are independent directors. The Investment Committee's primary function is to provide oversight and discipline to the investment process. The Investment Committee oversees implementation of our investment strategy, within parameters set by the Board of Directors, reviews and approves specific transactions and keeps the Board of Directors regularly apprised of our progress and performance with respect to our investment strategy. The Investment Committee's charter details the required approval authority for various types of transactions, with the level of approval required varying depending on the type of transaction and the dollar amount involved. The Investment Committee oversees the implementation of such approval requirements.

Nominating/Corporate Governance Committee

Members:
Marcus L. Smith (Chair)
Matthew S. Dominski
Denise A. Olsen

Number of Meetings in 2025: 2

The Board of Directors has established a Nominating/Corporate Governance Committee comprised exclusively of independent directors. The principal functions of the Nominating and Corporate Governance Committee are to:

- identify and recommend qualified individuals consistent with any criteria approved by the Board of Directors for election as a director to the Board of Directors;
- review and make recommendations for committee appointments to the Board of Directors;
- assist the full Board of Directors in evaluating the effectiveness of the Board of Directors and its committees; and
- develop and oversee the Company's corporate governance policies.

Each member of the Nominating/Corporate Governance Committee is, in the judgment of the Board of Directors, independent as required by the listing standards of the NYSE.

DIRECTOR COMPENSATION

Compensation of non-employee directors is periodically reviewed by the Compensation Committee of the Board of Directors, which makes any recommendations of compensation changes to the entire Board of Directors. The Company provided the following compensation to our non-employee directors in 2025:



$120,000
Annual Equity Grants
$70,000
Annual Cash Fees
Director Compensation
Cash
Equity

Chairman of the Board $50,000
Audit Committee Chair $30,000
Lead Independent Director $25,000
Investment Committee Chair $25,000
Compensation Committee Chair $20,000
+ Nominating/Corporate Governance Committee Chair $15,000
Audit Committee Member $11,250
Compensation Committee Member $10,000
Nominating/Corporate Governance Committee Member $7,500
Investment Committee Member $7,500

Non-employee directors are not entitled to retirement benefits, incentive compensation or perquisites for their service, although they are reimbursed for their out-of-pocket expenses for meeting attendance.

The Company does not pay additional compensation to directors who are also employees of the Company, such as Mr. Baccile, our Chief Executive Officer. Additionally, no fees are paid for attendance at in-person or telephonic meetings of the Board of Directors and its committees. All cash fees payable to our non-employee directors are paid in quarterly installments.

2025 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total Compensation ($)
Teresa Bryce Bazemore	110,000	119,997	229,997
Matthew S. Dominski	149,706	119,997	269,703
H. Patrick Hackett, Jr.	115,000	119,997	234,997
Denise A. Olsen	96,250	119,997	216,247
John E. Rau (deceased) [2]	32,977	—	32,977
Marcus L. Smith	97,005	119,997	217,002

(1) Represents 2,522 shares of either restricted stock units or Units (as hereinafter defined), at each director's election, granted to each director in April 2025 as compensation for 12 months of board service. All such units vest on the earlier of the first anniversary of the grant date or the Company's next annual stockholder meeting. Amounts are based on the Common Stock price as of the grant date, which was $47.58.

(2) The amounts reflect fees earned by Mr. Rau through the date of his death.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory or non-binding basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules.

The Board of Directors believes that its executive compensation program serves the best interests of the Company's stockholders by not only attracting and retaining talented, capable individuals, but also providing them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate the Named Executive Officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value. Please refer to "Compensation Discussion and Analysis" for a discussion of the compensation of our Named Executive Officers.

We are asking for stockholder approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include those under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the policies and practices described in this Proxy Statement.

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board of Directors. The Board of Directors and the Compensation Committee value the opinions of the Company's stockholders and to the extent there is any significant vote against the compensation of our Named Executive Officers as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Accordingly, we ask our stockholders to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission under 'Compensation Discussion and Analysis' and the compensation tables and the narrative discussion following the compensation tables."

This advisory proposal will be approved if there is quorum present at the Annual Meeting and the votes cast "For" the proposal exceed the votes cast "Against" the proposal. Neither abstentions nor broker non-votes, if any, will have any legal effect on whether this proposal is approved as they do not count as votes cast for such matter.

 **The Board of Directors recommends an advisory vote FOR the approval of the compensation of the Named Executive Officers as disclosed in this Proxy Statement.**

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

With respect to our fiscal year 2025, First Industrial Realty Trust, Inc.'s executive officers are as follows:

Name	Position	Age
Peter E. Baccile	President and Chief Executive Officer	64
Johannson L. Yap	Chief Investment Officer and Executive Vice President - West Region	63
Scott A. Musil	Chief Financial Officer	58
Peter O. Schultz	Executive Vice President - East Region	63
Jennifer E. Matthews Rice	General Counsel and Secretary	55

The following section sets forth certain background information regarding those persons currently serving as executive officers of the Company, excluding Peter E. Baccile, who is described on page 10 under the heading "Information Regarding the Director Nominees."



Johannson L. Yap

Johannson L. Yap, age 63, has been the Chief Investment Officer of the Company since February 1997 and Executive Vice President – West Region since March 2009. From April 1994 to February 1997, he served as Senior Vice President – Acquisitions of the Company. Prior to joining the Company, Mr. Yap joined The Shidler Group, a former affiliate of the Company, in 1988 as an acquisitions associate, and became Vice President in 1991, with responsibility for acquisitions, property management, leasing, project financing, sales and construction management functions. His professional affiliations include Urban Land Institute and Nareit, and he serves as a member of both the Board of Advisors for the James Graaskamp Center for Real Estate at the University of Wisconsin and the Advisory Board of the Kelley School of Business of the University of Indiana, Center for Real Estate Studies.



Scott A. Musil

Scott A. Musil, age 58, has been Chief Financial Officer of the Company since March 2011. He served as acting Chief Financial Officer of the Company from December 2008 to March 2011. Mr. Musil also has served as Senior Vice President of the Company since March 2001, Treasurer of the Company since May 2002 and Assistant Secretary of the Company since August 2014. Mr. Musil previously served as Controller of the Company from December 1995 to March 2012, Assistant Secretary of the Company from May 1996 to March 2012 and July 2012 to May 2014, Vice President of the Company from May 1998 to March 2001, Chief Accounting Officer from March 2006 to May 2013 and Secretary from March 2012 to July 2012 and May 2014 to August 2014. Prior to joining the Company, he served in various capacities with Arthur Andersen & Company. Mr. Musil is a non-practicing certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and Nareit.



Peter O. Schultz

Peter O. Schultz, age 63, has been Executive Vice President – East Region of the Company since March 2009. From January 2009 to March 2009, he served as Senior Vice President – Portfolio Management of the Company. From November 2007 to December 2008, he served as a Managing Director of the Company, with responsibility for the Company's East Region. From September 2004 to November 2007, he served as a Vice President – Leasing of the Company, with responsibility for the Company's leasing team and asset management plan implementation in the East Region. From January 2001 to September 2004, he served as a Senior Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania and Southern New Jersey. From March 1998 to December 2000, he served as a Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania. Prior to joining the Company, Mr. Schultz served as President and Managing Partner of PBS Properties, Inc. from November 1990 to March 1998, prior to which time he was Director of Marketing and Sales for the Pickering Group and Morgantown Properties.



Jennifer E. Matthews Rice

Jennifer E. Matthews Rice, age 55, has been General Counsel and Secretary of the Company since November 2019. Prior to joining the Company, Ms. Matthews Rice served as Senior Vice President, General Counsel and Secretary of Brandywine Realty Trust (NYSE: BDN) from March 2017 to November 2019, Vice President of Legal Affairs, Interim General Counsel and Secretary from April 2016 to March 2017 and Counsel from October 2012 to March 2016. Ms. Matthews Rice also served as Real Estate Counsel for Exeter Property Group from August 2008 to October 2012 and in several capacities, including General Counsel and Secretary, with Preferred Unlimited, Inc. from February 2004 to July 2008. Prior to that, Ms. Matthews Rice was an attorney in the real estate department of Ballard Spahr Andrews & Ingersoll, LLP. Ms. Rice clerked for the Honorable Ronald D. Castille of the Pennsylvania Supreme Court. She is a graduate of Temple University School of Law and received her Bachelor of Arts from Franklin & Marshall College. She is a member of the National Association of Industrial and Office Properties, the Corporate Governance Council of Nareit, and The Real Estate Roundtable, where she is a member of the Sustainability Policy Advisory Committee. She is barred in Illinois and Pennsylvania.

COMPENSATION DISCUSSION AND ANALYSIS

2025 ACCOMPLISHMENTS

2025 was a successful year for the Company, as we delivered strong operating results and continued to invest in future growth. We executed our strategy by driving long-term cash flow growth and stockholder value through meaningful rent increases, enhancing our portfolio through developing, acquiring and selling select properties and maintaining a strong balance sheet.


Total Shareholder Return
Outperforming
Nareit All Equity REITs Index
18%
30%
55%
2%
19%
27%
1-year
3-year
5-year
FR
FTSE Nareit All Equity REITs Index

Decisions by the Board of Directors on executive compensation are reflective of the Company's strong performance during the year, including:

- Growing NAREIT FFO per share by 11.7%.
- Growing cash rental rates on new and renewal leasing by 32.2%.
- Growing cash same store NOI by 7.1%(1).
- Maintaining high levels of portfolio occupancy, closing the year at 94.4% in our in-service portfolio.
- Growing our Common Stock dividend by 20.3% in 2025 and increasing the first quarter 2026 dividend to $0.50 per share/unit, a 12.4% increase from 2025's quarterly rate.
- Purchasing four industrial properties totaling 1.9 million square feet for an aggregate purchase price of $277 million.(2)
- Acquiring a 61-acre development site as well as an income-producing site for an aggregate investment of $26 million.
- Selling seven properties totaling 0.3 million square feet, along with a land parcel, for a total of $42 million.
- Issuing $450 million of 5.25% senior notes due in January 2031, marking the Company's return to the public debt market for the first time since 2007.
- Amending the Company's line of credit to increase the borrowing capacity by $100 million to $850 million, eliminating the 10 basis point SOFR adjustment and extending the maturity to March 2029, with two optional six-month extensions.
- Amending the Company's $200 million term loan to extend the maturity to March 2028, with two optional one-year extensions.

(1) Cash same store NOI growth excludes $4.5 million related to accelerated recognition of tenant improvement reimbursements for the twelve months ended December 31, 2024.

(2) Three of the properties were purchased from a joint venture, and the purchase price is net of $25 million representing the Company's share of the joint venture's gain on sale as well as related incentive and development fees.

OBJECTIVES AND DESIGN OF COMPENSATION PROGRAMS

The Company maintains the philosophy that compensation of its executive officers and other employees should serve the best interests of the Company's stockholders. Accordingly, the Company believes that its executive compensation program should not only serve to attract and retain talented and capable individuals but should also provide them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate executive officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value over the long term.

What We Pay and Why

Following is a summary of (a) the Compensation Committee's objectives for the compensation of our Named Executive Officers and (b) how the Compensation Committee believes its decisions on executive officer compensation achieve the stated objectives:

OBJECTIVES

- Reward performance and initiative
- Attract, retain and reward executive officers who have the motivation, experience, and skills to continue our solid track record of profitability, growth and attractive total shareholder return
- Be competitive with other REITs and private companies viewed as competitors for executive talent
- Align compensation with enhancing stockholder value
- Reward for short-term and long-term successes
- Manage institutional risk

HOW OBJECTIVES ARE ACCOMPLISHED

- While we do not employ a formula, base salary generally comprises a minority portion of each Named Executive Officer's total target compensation.
- A significant portion of each Named Executive Officer's total target compensation is structured as performance-based compensation using a combination of annual cash bonus, with appropriate caps on those payouts, and long-term incentive equity awards.
- We utilize a variety of objective performance goals that we consider key drivers of value creation to minimize the potential risk associated with over-weighting any particular performance measure. Goals have historically included funds from operations, cash same store net operating income growth, and discretionary objectives.
- The ultimate value of long-term performance-based incentive equity awards is dependent on the Company's total shareholder return as compared to both a REIT index and a select peer group. We think using both performance measures, together with time-based equity awards, provides a balanced approach that compensates for performance but does not motivate excessive risk taking.

THE EXECUTIVE COMPENSATION PROCESS AND THE ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

The Compensation Committee has the overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee typically formulates compensation beginning in November of the prior fiscal year and continuing through the first quarter of the applicable fiscal year, by setting salaries and, if applicable, maximum bonuses for the Company's employees, including those named executive officers listed in the Summary Compensation Table on page 37 (the "Named Executive Officers"). Also, typically in the first quarter of the applicable fiscal year, the Compensation Committee adopts, and the full Board of Directors ratifies, the performance criteria to be used for that year in determining the incentive compensation of the Company's employees, including the Named Executive Officers, other than those covered by separate plans or agreements. Then, after the end of the applicable fiscal year, the Compensation Committee meets to determine incentive compensation to be paid to the Company's employees, including the Named Executive Officers, with respect to the year just ended, pursuant to the performance criteria or, as applicable, pursuant to separate plans or agreements. In accordance with such determination, the Committee approves cash bonuses and equity awards.

During the fourth quarter of 2025, our Chief Executive Officer met with the Compensation Committee to present and discuss recommendations with respect to the applicable fiscal year's salaries and maximum bonuses for the Named Executive Officers, other than himself. Also, in the first quarter of each year, our Chief Executive Officer meets with the Compensation Committee to present and discuss recommendations with respect to incentive compensation for the year just ended. Our Chief Executive Officer does not participate in any decisions or determinations with respect to his own compensation.

Periodically, although not every year, the Company and the Compensation Committee engage the services of outside consultants to evaluate the Company's executive compensation programs. Consistent with SEC rules, prior to any such engagement, the Company assesses any potential conflicts of interest before retaining the consultant to ensure their independence and objectivity.

The Compensation Committee maintains an on-going relationship with Ferguson Partners Consulting, L.P. ("FPC"). FPC was most recently retained by the Compensation Committee in 2024 to provide certain compensation-related services with respect to executive and director compensation and, as part of its services, FPC helped the Compensation Committee in identifying a peer group to benchmark our Named Executive Officers' compensation against compensation packages for similarly situated executive officers at comparable companies. It is important to note, however, that this peer group comparison is not the sole determinant in setting pay levels for our Named Executive Officers. Instead, the Compensation Committee views the peer group comparison as one component of its ongoing review of our pay practices. In particular, the Compensation Committee also considers Company and individual performance and the nature of an individual's role within the Company, as well as their experience in and contributions to their current role, when making its compensation-related decisions. The Compensation Committee did not specifically engage with FPC for services during 2025.

In consultation with FPC, the Compensation Committee identified the following publicly traded equity REITs as peer group companies:

Peer Group Companies	
Agree Realty Corporation (ADC) [1]	LXP Industrial Trust (LXP) [2][3]
Americold Realty Trust, Inc. (COLD) [1][2]	Omega Healthcare Investors, Inc. (OHI) [1]
Brixmor Property Group Inc. (BRX) [1]	Rexford Industrial Realty, Inc. (REXR) [1][2][3]
CubeSmart (CUBE) [1]	STAG Industrial, Inc. (STAG) [1][2][3]
EastGroup Properties, Inc. (EGP) [1][2][3]	Terreno Realty Corporation (TRNO) [1][2][3]
Healthcare Realty Trust Incorporated (HR) [1]	The Macerich Company (MAC) [1]
Kite Realty Group Trust (KRG) [1]	

(1) Comparable market capitalization.
(2) Same real estate sector.
(3) Included as a peer in the performance-based award peer group, discussed on page 30.

COMPENSATION HIGHLIGHTS

The Compensation Committee has designed our executive compensation program for our Named Executive Officers to align compensation with their performance and the goals of our stockholder. A significant portion of the compensation of our CEO and other Named Executive Officers is performance-based in the form of variable pay (annual and long-term incentives), which emphasizes our commitment to rewarding only excellent performance. Our compensation decisions in 2025 reflected this approach. The percentage of compensation that was at risk in 2025 for our CEO and the average for our other Named Executive Officers was 86.0% and 80.0%, respectively.



Chief Executive Officer

14%
Base Salary
65%
Long-Term Incentive Compensation
At Risk
86%
21%
Short-Term Incentive Compensation

Other Named Executive Officers

20%
Base Salary
50%
Long-Term Incentive Compensation
At Risk
80%
30%
Short-Term Incentive Compensation

The below table reflects the characteristics of our compensation program for our Named Executive Officers:

Focus on At-Risk Pay	The majority of compensation is performance-based/at-risk pay.
Majority Performance-Based Equity	Equity compensation mix is approximately 65% performance-based and 35% time-based.
Performance Metrics	For the performance-based awards granted in 2025, 54% of performance-based awards are based on performance relative to the "Long-Term Incentive Peer Group" (as defined below) and 46% are based on performance relative to the FTSE Nareit All Equity REITs Index.
Performance Measurement Period	Performance goals are measured based on relative total shareholder return over a 3-year period.
Total Shareholder Return Goals	Total shareholder return metrics are based on a percentile level of performance relative to the companies in the peer group and index.
Annual Cash Bonus Plan	Annual cash bonuses are based on weighted measures of Company performance, including FFO per diluted share/Unit, cash same store NOI growth, and other discretionary objectives.
Base Salary	Base salaries are adjusted from time to time based on market trends and individual performance.

EXECUTIVE COMPENSATION COMPONENTS

The Company's executive compensation program consists of base salary, incentive bonuses, long-term incentive awards, benefits and perquisites. These components are designed to attract, retain and motivate talented executives. The Compensation Committee places a strong emphasis on equity-based awards to align management's interests with those of the Company's stockholders, as the value of these awards is tied to the Company's common stock.

Base salary provides a fixed level of compensation to the Named Executive Officers in recognition of their services. Adjustments to base salary are generally based on individual performance and prevailing economic conditions. Named Executive Officers, along with other employees, are eligible for benefits such as: term life, short-term and long-term disability insurance, health insurance and 401(k) matching contributions. Additionally, certain executives receive car allowances.

Incentive bonuses, by contrast, are linked to, and are a function of, the achievement of performance criteria that are designed with the intention of incentivizing the Named Executive Officers to maximize the Company's overall performance. Incentive bonuses are awarded in cash.

The Company's long-term incentive program includes a combination of performance-based and time-based equity awards. This program is designed to attract and retain high-caliber executives while linking a significant portion of their compensation to the Company's long-term financial performance, particularly total shareholder return. Executives may choose to receive equity awards in either Common Stock or partnership interests in First Industrial, L.P. ("Units"), which are structured as "profits interests" for U.S. federal income tax purposes. Generally, Units entitle holders to distributions equivalent to dividends on an equivalent number of shares of Common Stock. However, these distributions may be delayed or contingent on vesting. Once vested and meeting the required capital account conditions, Units automatically convert into common partnership units, which may then be exchanged for Common Stock or a cash equivalent, at the Company's option.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We have determined that our stockholders should vote on a say-on-pay proposal each year. While the results of each of these votes is non-binding, we believe that presenting this matter to our stockholders annually is an important means of obtaining investor feedback on our compensation policies. The Compensation Committee takes into account the outcome of these votes when considering future compensation decisions and policies.

At our 2025 Annual Meeting of Stockholders, approximately 93% of the votes cast on the compensation of our Named Executive Officers as disclosed in the proxy statement for that meeting were in favor of such compensation. As a result, the compensation of our Named Executive Officers was approved by our stockholders on an advisory basis. This strong level of stockholder support is consistent with our say-on-pay results. Over the past ten Annual Meetings of Stockholders (2016-2025), an average of approximately 94% of votes cast have been in favor of the compensation disclosed in the applicable proxy statement for the applicable annual meeting.



Say-on-Pay Approval

10-Year Average
2016 - 2025

94%

SETTING EXECUTIVE COMPENSATION

Base Salary

The Company provides the Named Executive Officers with base salaries to compensate them for services rendered during the fiscal year. The base salaries of the Named Executive Officers are a function of either the minimum base salaries specified in their employment agreements or the base salary negotiated at the time of an executive's initial employment, and any subsequent changes to such base salaries approved by the Compensation Committee. In determining changes to such base salaries for any year, the Compensation Committee considers individual performance of the Named Executive Officers in the most recently completed year, including organizational and management development, and leadership exhibited from year-to-year. The Compensation Committee also considers, but does not specifically benchmark compensation to, peer information provided by compensation consultants. The Compensation Committee also considers general economic conditions prevailing at the end of the most recently completed year when the changes for the following year are typically determined. The Company does not guarantee annual base salary increases to anyone. Based on a consideration of these factors, effective January 1, 2026, the base salaries of the Named Executive Officers were increased to $982,000 for Mr. Baccile, $615,000 for Mr. Yap, $449,000 for Mr. Musil, $512,000 for Mr. Schultz and $371,000 for Ms. Matthews Rice.

Annual Performance-Based Bonuses

The Company provides its senior executives with annual incentive compensation based on individual and company performance, which is paid entirely in cash.

2025 Employee Bonus Plan

For 2025, each Named Executive Officer participated in the incentive compensation plan generally available to the Company's employees (the "2025 Employee Bonus Plan"), which plan was recommended by the Compensation Committee and adopted by the Board of Directors on March 19, 2025.

Under the 2025 Employee Bonus Plan, a "bonus pool" was funded based on the achievement by the Company of certain identified thresholds in three performance categories. For 2025, these categories were (i) FFO per diluted share/Unit (as described below), (ii) cash same store NOI ("SS NOI") growth (as described below) and (iii) discretionary financial and non-financial objectives determined by the Company's Chief Executive Officer. The Compensation Committee believes that FFO per diluted share/Unit is an important measure of the Company's performance because, by excluding real estate asset depreciation and amortization, impairment charges recorded on real estate, gains or losses related to sales of real estate assets, adjusted for any associated income tax provision or benefit, and making similar adjustments from its share of net income from an unconsolidated joint venture, FFO captures the operating results of the long-term assets that form the core of the Company's business and makes comparison of the Company's operating results with those of other REITs more meaningful. The Compensation Committee believes that, because our success depends largely upon our ability to lease space and to recover the operating costs associated with those leases from our tenants, SS NOI is also an important measure of the Company's performance.

Each of these performance categories may be adjusted by the Compensation Committee in its discretion to exclude the effects of certain items. The Compensation Committee assigned weighting factors to each of the performance categories, such that performance in certain categories had a more pronounced impact on the bonus pool under the 2025 Employee Bonus Plan than did performance in other categories. The weighting factors were as follows:

Category	Weighted Factor
FFO[1] per diluted share/Unit	55%
SS NOI[2] growth	30%
Discretionary objectives	15%

(1) FFO is a non-GAAP financial measure created by Nareit as a supplemental measure of REIT operating performance that excludes certain items from net income determined in accordance with GAAP. FFO is calculated by the Company in accordance with the definition adopted by the Board of Governors of Nareit and therefore may not be comparable to other similarly titled measures of other companies. Please see the reconciliation of FFO to net income available to common stockholders and participating securities contained in our Annual Report on Form 10-K filed on February 11, 2026.

(2) SS NOI is a non-GAAP financial measure that provides a measure of rental operations and that, as calculated by the Company, does not factor in joint venture fees, depreciation and amortization, general and administrative expense, joint venture development

services expense, interest expense, equity in income and loss from joint venture, income tax benefit and expense and gains and losses on the sale of real estate. The Company defines SS NOI as revenues minus property expenses such as real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses, minus the net operating income of properties that are not same store properties and minus the impact of straight-line rent, the amortization of above/below market leases and lease termination fees. As so defined, SS NOI may not be comparable to same store net operating income or similar measures reported by other REITs that define same store properties or net operating income differently. The major factors influencing SS NOI are occupancy levels, changes in rental rates and fluctuations in tenant recoveries. Please see the reconciliation of same store revenues and property expenses to SS NOI contained in our Annual Report on Form 10-K filed on February 11, 2026.

Under the 2025 Employee Bonus Plan, achievement by the Company of specifically identified levels of performance with respect to each performance category results in funding of the incentive pool for the 2025 Employee Bonus Plan of 0%, 25%, 50%, 75%, 100% or 125% of the bonus opportunity associated with that performance category. If performance falls between two identified payout levels, the resulting compensation that may be earned for such performance is prorated based on linear interpolation.

The Compensation Committee established performance targets relating to each performance category for the 2025 Employee Bonus Plan. At target performance, the bonus pool is funded at the aggregate 75% level of achievement. At maximum performance, the bonus pool is funded at the aggregate 125% level of achievement. However, notwithstanding the level at which the bonus pool is funded, actual cash payouts under the 2025 Employee Bonus Plan are capped at 115% of an individual participant's bonus opportunity. The Company's 2025 performance in the identified performance categories resulted in the following funding of the bonus pool associated with that performance category:

Category	Performance Target	Performance Result [3]	Actual Bonus Pool Funding %
FFO per diluted share/Unit	$2.97[1]	$3.03[1]	110%
SS NOI growth	6.00%[2]	7.11%[2]	125%
Discretionary objectives	N/A	N/A	100%
			Overall: 113%

(1) Amount excludes accrual of cash bonuses.

(2) The Compensation Committee calculates SS NOI growth using a cumulative quarterly average as opposed to the methodology traditionally utilized in our financial reporting, which measures the year-over-year growth of the year-end population of our properties.

(3) The performance results reflect other adjustments to exclude the effects of certain non-recurring, one-time items and the impact of unbudgeted investments and dispositions, which adjustments were approved by the Compensation Committee and permitted by the 2025 Employee Bonus Plan.

The Compensation Committee determined that the funding percentage for the bonus pool with respect to the discretionary objectives should be 100% based on the Company's overall performance in 2025. The Compensation Committee authorized an aggregate bonus pool under the 2025 Employee Bonus Plan up to a 113% level of achievement for bonuses of all eligible employees, including the Named Executive Officers. After the Compensation Committee determined the aggregate bonus pool available and the specific amounts for each of the Named Executive Officers, the Compensation Committee and our Chief Executive Officer allocated the individual award recipients' performance awards based on the individual award recipients' performance.

Bonuses for the Named Executive Officers at the 100% level of achievement under the 2025 Employee Bonus Plan were as follows:

Executive Officer	Cash Bonus at 100% Level of Achievement (% of Base Salary)
Peter E. Baccile	200%
Johannson L. Yap	200%
Scott A. Musil	150%
Peter O. Schultz	200%
Jennifer E. Matthews Rice	150%

The actual percentage of cash bonuses (the "Individual Cash Percentage") awarded to the Named Executive Officers were determined as described below.

For 2025, 85% of the annual bonus opportunity for the Named Executive Officers was based on overall company performance, as measured by FFO per diluted share/Unit (55% weighting) and SS NOI growth (30% weighting). The remaining 15% of Mr. Baccile's annual bonus opportunity was determined by the Compensation Committee based upon its assessment of the Company's overall performance and the Company's achievement of the corporate performance goals under the 2025 Employee Bonus Plan. The remaining 15% of the annual bonus opportunity in 2025 for the Named Executive Officers other than Mr. Baccile was determined by the Compensation Committee, after recommendations from our Chief Executive Officer, based upon the respective officer's achievement of the following individual performance objectives that were approved by the Board of Directors and communicated to the officer:

Executive Officer	Individual Performance Objectives
Johannson L. Yap	Progress with respect to investments and divestitures, completing and leasing and overall performance of the West Region of the Company
Scott A. Musil	Progress with respect to leverage and fixed charge coverage ratios, execution of the Company's line of credit and term loan refinancings along with the $450 million public notes issuance, and overall investor relations efforts
Peter O. Schultz	Progress with respect to investments and divestitures, completing and leasing and overall performance of the East Region of the Company
Jennifer E. Matthews Rice	Progress with the legal matters of the Company, including measures to reduce risk and advance strategic objectives

The cash bonus payments made in the first quarter of 2026 to each of our Named Executive Officers in settlement of awards under the 2025 Employee Bonus Plan, together with the applicable Individual Cash Percentage (which reflects the actual cash bonus as a percentage of the respective 100% level of bonus achievement for each individual), are reflected in the following table:

Executive Officer	Cash Bonus Paid ($)	Individual Cash Percentage (%)
Peter E. Baccile	$2,113,000	113%
Johannson L. Yap	$1,324,000	113%
Scott A. Musil	$726,000	113%
Peter O. Schultz	$1,103,000	113%
Jennifer E. Matthews Rice	$598,000	113%

Long-Term Incentive Program Awards

Long-Term Incentive Program

The Company offers certain of its employees, including the Named Executive Officers, long-term incentive program awards as part of their equity compensation, including awards that are subject to performance-based vesting, and others that are subject to time-based vesting. Certain of these awards consist of long-term equity that vests only if the Company achieves certain thresholds in comparison to our peers (the "Performance-Based Awards"), and certain of these awards consist of long-term equity that vests ratably over time (the "Time-Based Awards").

Performance-Based Awards are determined based on the anticipated dollar value of the award and then issued, at the grantee's option, in a number of performance-based RSUs ("Performance RSUs") or performance-based Units (such Units, "Performance Units") corresponding to the appropriate dollar value.

Performance-Based Awards

The Compensation Committee authorizes grants of Performance-Based Awards under the 2024 Stock Incentive Plan to certain employees of the Company, including each Named Executive Officer. With respect to the Performance-Based Awards granted in 2025, 46% of each such Performance-Based Award vests based upon the relative total stockholder return of our Common Stock as compared to the total shareholder return of the companies comprising the FTSE Nareit All Equity REITs Index over the pre-established performance measurement period (the "Nareit All Equity Units"), while 54% of each Performance-Based Award vests based upon the relative total stockholder return of our Common Stock as compared to the total shareholder return of the following companies publicly traded on the New York Stock Exchange and NASDAQ stock exchange (the "Long-Term Incentive Peer Group") over the pre-established performance measurement period (the "LTI Peer Group Units"):

Prologis, Inc. (PLD)	LXP Industrial Trust (LXP)
Rexford Industrial Realty, Inc. (REXR)	STAG Industrial, Inc. (STAG)
EastGroup Properties, Inc. (EGP)	Terreno Realty Corporation (TRNO)
Industrial Logistics Properties Trust (ILPT)	

The Compensation Committee approved the removal of Plymouth Industrial REIT, Inc. (PLYM) from the Long-Term Incentive Peer Group because it was acquired and taken private in a transaction that closed in early 2026.

With respect to the Performance-Based Awards granted in 2025 and 2026, 46% were Nareit All Equity Units and 54% were LTI Peer Group Units.

The Nareit All Equity Units and the LTI Peer Group Units granted effective January 2, 2025 vest as follows:

2025 Performance-Based Awards		
	Percentile Rank	Vesting Percentage
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Maximum	80th Percentile	225%

The Performance-Based Awards granted effective January 2, 2025 are summarized in the table below.

2025 Performance-Based Awards					
Executive Officer	Date of Grant	Form of Award	Target Units	Maximum Units	Performance Period
Peter E. Baccile	1/02/2025	Performance Units	58,327	131,235	1/1/2025 - 12/31/2027
Johannson L. Yap	1/02/2025	Performance Units	22,372	50,337	1/1/2025 - 12/31/2027
Scott A. Musil	1/02/2025	Performance Units	13,792	31,032	1/1/2025 - 12/31/2027
Peter O. Schultz	1/02/2025	Performance Units	16,888	37,997	1/1/2025 - 12/31/2027
Jennifer E. Matthews Rice	1/02/2025	Performance Units	6,626	14,909	1/1/2025 - 12/31/2027

The Nareit All Equity Units and the LTI Peer Group Units granted effective January 1, 2026 vest as follows:

2026 Performance-Based Awards		
	Percentile Rank	Vesting Percentage
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Maximum	80th Percentile	225%

The Performance-Based Awards granted effective January 1, 2026 are summarized in the table below.

2026 Performance-Based Awards					
Executive Officer	Date of Grant	Form of Award	Target Units	Maximum Units	Performance Period
Peter E. Baccile	1/01/2026	Performance Units	52,750	118,688	1/1/2026 - 12/31/2028
Johannson L. Yap	1/01/2026	Performance Units	20,238	45,535	1/1/2026 - 12/31/2028
Scott A. Musil	1/01/2026	Performance Units	12,691	28,555	1/1/2026 - 12/31/2028
Peter O. Schultz	1/01/2026	Performance Units	15,275	34,369	1/1/2026 - 12/31/2028
Jennifer E. Matthews Rice	1/01/2026	Performance Units	6,012	13,527	1/1/2026 - 12/31/2028

If a Performance-Based Award is granted in the form of Performance RSUs, each Performance RSU represents the right to receive one share of Common Stock upon vesting, plus any accrued dividends from the date of issuance to the vesting date.

If a Performance-Based Award is granted in the form of Performance Units, additional conditional Performance Units are awarded to represent anticipated dividends. These additional Performance Units are subject to the same restrictions as the underlying Performance Units and are subject to forfeiture upon vesting to the extent of dividends actually received with respect to the applicable Performance Units during the performance period. The number of Performance Units reflected as issued to each Named Executive Officer in the table above excludes such conditional Performance Units. If applicable vesting conditions and any other restrictions are not satisfied, recipients will forfeit their Performance Units. During the performance period, each Performance Unit entitles the holder to receive dividends equal to one-tenth of the dividends payable with respect to Units.

Upon the consummation of a change in control of the Company, Performance-Based Awards vest based on the level of achievement of the applicable performance targets through the date of the change in control. If employment is terminated due to death or disability, vesting is similarly based on the level of achievement of the applicable performance targets through the date of death or disability. In cases of retirement, the grantee retains the Performance-Based Awards, and such Performance-Based Awards would vest at the end of the original performance period based on the actual level of achievement of the relevant performance targets.

Performance to Date for Prior Grants

The Company's performance to date for Performance-Based Awards granted in 2023, 2024 and 2025 is shown below:

	2023	2024	2025	2026	2027	Status	% Payout
2023 - 2025 3-year Performance-Based Awards	100% Complete					Final; Awarded Above Target	214% of Target
2024 - 2026 3-year Performance-Based Awards		67% Complete				Tracking Above Target	212% of Target (1)
2025 - 2027 3-year Performance-Based Awards			33% Complete			Tracking Above Target	155% of Target (1)

(1) The Performance Period for these awards remains open and the payout percentage for these awards has not been determined and may be different than the amounts indicated on the table above.

The Company's actual performance for the Performance-Based Awards granted in 2023, which vested on December 31, 2025, was as follows:

2023 Performance-Based Award



Metric
Weighting
Threshold
Target
Maximum
Final Result (% of Target)
Nareit All Equity Units
46%
Final Result 76th Percentile
30th Percentile Payout = 50% of Target
50th Percentile Payout = 100% of Target
75th Percentile Payout = 225% of Target
225%
Weighted average of 100% of Target
LTI Peer Group Units
54%
Final Result 71st Percentile
30th Percentile Payout = 50% of Target
50th Percentile Payout = 100% of Target
75th Percentile Payout = 225% of Target
205%
100%

Time-Based Awards

We also provide Time-Based Awards that vest in equal annual installments over a three-year period based on our executives' continued service to the Company. Time-Based Awards are determined based on the anticipated dollar value of the award and then issued, at the grantee's option, in a number of time-based RSUs ("Time-Based RSUs"), which represent the right to receive an equivalent number of shares of Common Stock upon vesting, or time-based Units (such Units, "Time-Based Units") corresponding to the appropriate dollar value.

On January 2, 2025, the Compensation Committee authorized grants of Time-Based Awards to certain employees of the Company, including each Named Executive Officer. These Time-Based Awards that were granted to the Named Executive Officers are summarized in the table below:

2025 Time-Based Awards			
Executive Officer	**Date of Grant**	**Form of Award**	**Units Awarded**
Peter E. Baccile	1/02/2025	Time-Based Units	31,407
Johannson L. Yap	1/02/2025	Time-Based Units	12,048
Scott A. Musil	1/02/2025	Time-Based Units	7,428
Peter O. Schultz	1/02/2025	Time-Based Units	9,096
Jennifer E. Matthews Rice	1/02/2025	Time-Based Units	3,570

Effective January 1, 2026, the Compensation Committee authorized grants of Time-Based Awards to certain employees of the Company, including each Named Executive Officer. These Time-Based Awards that were granted to the Named Executive Officers are summarized in the table below:

2026 Time-Based Awards			
Executive Officer	**Date of Grant**	**Form of Award**	**Units Awarded**
Peter E. Baccile	1/01/2026	Time-Based Units	28,407
Johannson L. Yap	1/01/2026	Time-Based Units	10,896
Scott A. Musil	1/01/2026	Time-Based Units	6,834
Peter O. Schultz	1/01/2026	Time-Based Units	8,226
Jennifer E. Matthews Rice	1/01/2026	Time-Based Units	3,240

Upon the consummation of a change in control of the Company, each grantee of a Time-Based Award would become fully vested in any unvested portion of the award. In the event of a termination of a grantee's employment due to death, disability or retirement, the grantee would become fully vested in any unvested portion of the award. If a Time-Based Award is granted in the form of Time-Based RSUs, prior to vesting the recipient will not be entitled to receive dividends declared with respect to our Common Stock but, with respect to any cash dividends declared with respect to our Common Stock, will receive a cash payment equivalent to the amount of such dividend per share of Common Stock multiplied by the unvested portion of the Time-Based Award. If a Time-Based Award is granted in the form of Time-Based Units, such Time-Based Units entitle the holder to receive dividends prior to vesting.

Broad-Based Benefits

All full-time employees are eligible to participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance and our 401(k) plan.

Termination and Change in Control Triggers

Mr. Baccile is the only Named Executive Officer with an employment agreement. His agreement, along with the separate agreements with respect to his equity awards granted, specify events, including a change in control, that trigger the payment of cash and, as discussed above, vesting in his equity awards. His employment agreement is described in greater detail on page 40 under "Employment Agreement with Mr. Baccile."

Each of the other Named Executive Officers has an agreement with respect to each of their equity awards granted that specify events, including a change in control, that trigger the vesting of such awards. Additionally, each of the other Named Executive Officers is subject to a change in control policy, which provides for specified severance if such person's employment with the Company is terminated without cause or by the employee for good reason, from four months prior to, until 18 months following, a change in control of the Company. This change in control policy is described in greater detail on page 41 under "Change in Control Policy."

In addition to the foregoing, equity awards granted to our Named Executive Officers provide certain continued rights if the termination of employment is due to retirement (as defined in the applicable equity awards). The Company believes having such events as triggers for the payment of cash and/or accelerated equity award vesting promotes stability and continuity of management. See "Potential Payments Upon Termination or Change in Control" starting on page 40 for more information on the payments triggered by such events.

Stock Ownership Guidelines

The Stock Ownership Guidelines for the Company's directors and senior executive officers are as follows:

Position	Retainer/Base Salary Multiple
Directors (not also serving as the following senior executive officers)	5x
Chief Executive Officer	5x
Chief Financial Officer, Chief Investment Officer, Executive Vice Presidents and General Counsel	4x

The stock ownership goal for each person subject to the ownership guidelines is determined on an individual basis, using each such person's current retainers (for directors not also serving as certain senior executive officers) or base salaries (for senior executive officers) and the greater of (i) the market price on the date of purchase or grant of such Common Stock (or equity valued by reference to Common Stock) or (ii) the market price of such Common Stock (or equity valued by reference to Common Stock) as of the date compliance with the stock ownership guidelines is measured. For persons assuming a director or senior executive officer level position, the stock ownership goal must be achieved within five years after the date they assume such position. A copy of the Stock Ownership Guidelines can be found on the Investors page of the Company's website at www.firstindustrial.com. All of our directors and Named Executive Officers are currently in compliance with the guidelines.

Until the directors and senior executive officers reach their respective stock ownership goal, they will be required to retain (i) shares that are owned on the date they became subject to the Stock Ownership Guidelines and (ii) at least 75% of "net shares" or net-after-tax shares delivered through the Company's director or executive compensation plans. Notwithstanding the foregoing, the Stock Ownership Guidelines include an exclusion for certain transfers for the purpose of purchasing a primary residence, funding post-secondary education, charitable giving or estate planning. If the director or senior executive officer transfers an award to a family member for estate planning purposes, the transferee becomes subject to the same retention requirements. Until the director and senior executive officer stock ownership goals have been met, shares may be disposed of only for one or more of the excluded purposes set forth in the Company's Stock Ownership Guidelines.

Hedging and Pledging Prohibition

The Company's insider trading policy prohibits, among other things, its directors, officers and employees from entering into hedging or monetization transactions with respect to the Company's securities and from holding the Company's securities in margin accounts or otherwise pledging such securities as collateral for loans.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally places a limit of $1 million on the amount of compensation that a public company may deduct in any year with respect to certain covered executive officers. Although we consider the impact of Section 162(m), as well as other tax and accounting consequences, when developing and implementing our executive compensation programs, we retain flexibility to provide compensation that may not be deductible.

Policies and Practices Related to the Grant of Certain Equity Awards

The Company does not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments ("Options"). Accordingly, the Company has no specific policy or practice on the timing of awards of Options in relation to the disclosure of material nonpublic information by the Company. In the event the Company determines to grant new awards of Options, the Board of Directors will evaluate the appropriate steps to take in relation to the foregoing.

Clawback Policy

In accordance with the applicable laws and NYSE listing standards, we have a Compensation Recovery Policy, or "clawback" policy, a copy of which is publicly filed with our Annual Report on Form 10-K. Under the policy, in the event that the financial results upon which a cash or equity-based incentive award was predicated become the subject of a financial restatement that is required because of material non-compliance with financial reporting requirements, the Compensation Committee will conduct a review of awards covered by the policy and recoup any erroneously awarded incentive-based compensation to ensure that the ultimate payout gives retroactive effect to the financial results as restated. The policy covers any cash or equity-based incentive compensation award that was received by a covered officer during the three completed fiscal years immediately preceding the date which is the earlier of (i) the date the Company concludes, or reasonably should have concluded, that the Company is required to prepare a financial restatement and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a financial restatement.

In addition to the foregoing, the Company has adopted "Bad Actor" Policies applicable to its employees. In the event any employee of the Company commits intentional or knowingly fraudulent or illegal conduct that causes damage to the Company, the policy permits the Company, at its discretion and in compliance with applicable law, to take actions as it deems necessary to remedy the misconduct and prevent its recurrence. Additionally, if, as a result of such conduct of the employee, a metric taken into account to compute the employee's cash bonus or performance-based equity was materially incorrectly calculated, the Compensation Committee is authorized, subject to applicable law, to cancel or reduce any outstanding equity compensation awards, incentive compensation awards, or other benefits to which the employee is actually or contingently entitled to, in an amount up to the excess incentive paid to the employee based on the inaccurate metric.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed, and discussed with management, the Compensation Discussion and Analysis included in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this Proxy Statement and, through incorporation by reference from this Proxy Statement, the Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2025.

Submitted by the Compensation Committee:

H. Patrick Hackett, Jr., Committee Chair
Teresa Bryce Bazemore
Matthew S. Dominski

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below sets forth the aggregate compensation for Peter E. Baccile, the Company's President and Chief Executive Officer; Scott A. Musil, the Company's Chief Financial Officer; and certain of the Company's other highly compensated executive officers as required by SEC rules. The 2025 Grants of Plan-Based Awards table following the Summary Compensation Table provides additional information regarding incentive compensation granted by the Company to these officers in 2025.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1] [2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Peter E. Baccile	2025	935,000	5,212,199	2,113,000	28,167	8,288,366
President and Chief Executive	2024	865,500	3,810,539	1,904,000	37,467	6,617,506
Officer	2023	836,000	3,714,199	1,832,500	31,037	6,413,736
Johannson L. Yap	2025	586,000	1,999,278	1,324,000	37,767	3,947,045
Chief Investment Officer	2024	543,000	1,569,457	1,194,500	42,853	3,349,810
and Executive Vice President — West Region	2023	522,000	1,526,341	1,144,000	31,037	3,223,378
Scott A. Musil	2025	428,000	1,232,552	726,000	31,757	2,418,309
Chief Financial Officer	2024	396,500	928,202	654,000	27,214	2,005,916
	2023	376,000	889,757	618,000	21,437	1,905,194
Peter O. Schultz	2025	488,000	1,509,233	1,103,000	36,838	3,137,071
Executive Vice President	2024	451,500	955,310	993,500	36,538	2,436,848
— East Region	2023	434,000	928,899	951,500	32,438	2,346,837
Jennifer E. Matthews Rice	2025	353,000	592,228	598,000	25,643	1,568,871
General Counsel and	2024	326,500	523,178	449,000	25,878	1,324,556
Secretary	2023	314,000	508,760	430,000	21,437	1,274,197

(1) Amounts reflect the aggregate grant date fair value of each award as determined under FASB ASC Topic 718. See Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 for a discussion of the assumptions used in valuing the 2025 awards. Amounts reflected will only vest upon achievement of sufficient future performance and do not necessarily reflect the amounts that will actually be realized under the respective awards.

(2) Amounts reflect (a) awards of 31,407, 12,048, 7,428, 9,096 and 3,570 of Time-Based Units granted to Messrs. Baccile, Yap, Musil, Schultz and Ms. Matthews Rice, respectively, all granted in 2025 in connection with our long-term incentive program, and (b) awards of 131,235, 50,337, 31,032, 37,997 and 14,909 Performance Units granted to Messrs. Baccile, Yap, Musil, Schultz and Ms. Matthews Rice, respectively, all granted on January 2, 2025. These Performance Units vest on December 31, 2027, and, at anticipated performance, the grant date fair values are $2,760,155, $1,058,720, $652,664, $799,179 and $313,589 for Messrs. Baccile, Yap, Musil and Schultz and Ms. Matthews Rice, respectively. At maximum performance, the grant date fair values of these Performance Units are $6,216,602, $2,384,464 $1,469,986, $1,799,918 and $706,239 for Messrs. Baccile, Yap, Musil and Schultz and Ms. Matthews Rice, respectively.

(3) Amounts for 2025 reflect cash awards paid in February 2026 under the 2025 Employee Bonus Plan. The material terms of awards under the 2025 Employee Bonus Plan are described in the Compensation Discussion and Analysis under "2025 Employee Bonus Plan."

(4) Amounts for 2025 include car allowances paid on behalf of Messrs. Yap and Schultz, an anniversary gift for Mr. Musil, term life, short-term and long-term disability insurance premiums and 401(k) matching contributions of $21,000 paid on behalf of each Named Executive Officer.

2025 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date[(1)]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[(5)]			All Other Stock Awards: Number of Shares of Stock or Units (#)[(6)]	Grant Date Fair Value of Stock and Option Awards ($)[(7)]
		Threshold[(2)] ($)	Target[(3)] ($)	Maximum[(4)] ($)	Threshold (#)	Target (#)	Maximum (#)		
Peter E. Baccile	1/2/2025	—	—	—	29,134	58,327	131,235	—	3,724,449
	1/2/2025	—	—	—	—	—	—	31,407	1,487,750
	2/19/2025	—	1,298,250	2,163,750	—	—	—	—	—
Johannson L. Yap	1/2/2025	—	—	—	11,175	22,372	50,337	—	1,428,564
	1/2/2025	—	—	—	—	—	—	12,048	570,714
	2/19/2025	—	814,500	1,357,500	—	—	—	—	—
Scott A. Musil	1/2/2025	—	—	—	6,889	13,792	31,032	—	880,688
	1/2/2025	—	—	—	—	—	—	7,428	351,864
	2/19/2025	—	446,063	743,438	—	—	—	—	—
Peter O. Schultz	1/2/2025	—	—	—	8,435	16,888	37,997	—	1,078,355
	1/2/2025	—	—	—	—	—	—	9,096	430,878
	2/19/2025	—	677,250	1,128,750	—	—	—	—	—
Jennifer E. Matthews Rice	1/2/2025	—	—	—	3,310	6,626	14,909	—	423,117
	1/2/2025	—	—	—	—	—	—	3,570	169,111
	2/19/2025	—	306,094	510,156	—	—	—	—	—

(1) Reflects the date such awards were made effective and parameters for the 2025 Employee Bonus Plan were approved by the Compensation Committee or the Board of Directors, as applicable.

(2) There was no threshold payout amount under the 2025 Employee Bonus Plan.

(3) Amounts reflect a 75% level of achievement under the 2025 Employee Bonus Plan.

(4) Amounts reflect a 125% level of achievement under the 2025 Employee Bonus Plan.

(5) Reflects Performance Units granted under our Long-Term Incentive Program, the material terms of which are described in the Compensation Discussion and Analysis under "Long-Term Incentive Program." The amounts actually earned with respect to such Performance Units, if any, would not be earned until the end of the applicable performance period.

(6) Amounts reflect Time-Based Units granted in 2025 for service in 2024 under the 2024 Employee Bonus Plan. Such Time-Based Units vest ratably over a period of three years.

(7) Amounts reflect the aggregate grant date fair value of each stock award as determined under FASB ASC Topic 718. Amounts reflected were not actually received in 2025 and do not necessarily reflect the amounts that will actually be realized with respect to the equity-based awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2025

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Peter E. Baccile	53,454[3]	3,061,311	188,113	10,773,232
Johannson L. Yap	20,881[4]	1,195,855	75,244	4,309,224
Scott A. Musil	12,631[5]	723,377	45,398	2,599,943
Peter O. Schultz	14,619[6]	837,230	50,827	2,910,862
Jennifer E. Matthews Rice	6,589[7]	377,352	23,600	1,351,572

(1) These amounts are based upon the closing price of our Common Stock on December 31, 2025 ($57.27), the last trading day of the year.

(2) Amounts reflect unvested Performance Units granted in 2024 and 2025 and dividend equivalents accrued through December 31, 2025. The vesting and other material terms of the awards are described in the Compensation Discussion and Analysis under "Long-Term Incentive Program." The number of unvested Performance Units and related accrued dividend equivalents granted in 2024 for all Named Executive Officers is calculated by taking the maximum number of Performance Units multiplied times 100.0%, which is the weighted average percentage under the assumption of a maximum achievement of both the Nareit All Equity Index Units and the Peer Group Units through December 31, 2025. The number of unvested Performance Units and related accrued dividend equivalents granted in 2025 for all Named Executive Officers is calculated by taking the maximum number of Performance Units multiplied times 70.0%, which is the weighted average percentage under the assumption of maximum achievement of the Nareit All Equity Index Units and a target achievement of the Peer Group Units through December 31, 2025. 93,679, 39,022, 23,068, 23,485 and 12,872 of Performance Units vest on December 31, 2026 and 94,434, 36,222, 22,330, 27,342 and 10,728 of Performance Units vest on December 31, 2027, subject to satisfaction of performance criteria for Messrs. Baccile, Yap, Musil and Schultz and Ms. Matthews Rice, respectively.

(3) Of the Time-Based Units reported here, 25,321 vest in January 2026, 17,664 vest in January 2027 and 10,469 vest in January 2028.

(4) Of the Time-Based Units reported here, 9,964 vest in January 2026, 6,901 vest in January 2027 and 4,016 vest in January 2028.

(5) Of the Time-Based Units reported here, 5,971 vest in January 2026, 4,184 vest in January 2027 and 2,476 vest in January 2028.

(6) Of the Time-Based Units reported here, 6,751 vest in January 2026, 4,836 vest in January 2027 and 3,032 vest in January 2028.

(7) Of the Time-Based Units reported here, 3,223 vest in January 2026, 2,176 vest in January 2027 and 1,190 vest in January 2028.

2025 OPTION EXERCISES AND STOCK VESTED

The following table sets forth the aggregate number of Time-Based Units and Performance Units that vested in 2025. The Performance Units are inclusive of accrued dividend equivalents related thereto. As of December 31, 2025, the Company had no outstanding options to acquire Common Stock.

Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Peter E. Baccile	117,856	6,589,708
Johannson L. Yap	48,664	2,722,969
Scott A. Musil	28,390	1,588,348
Peter O. Schultz	29,479	1,648,237
Jennifer E. Matthews Rice	16,151	903,086

(1) The number of Units or shares reported were acquired as a result of: (a) the vesting of 20,527, 8,218, 4,820, 5,138 and 2,809 Time-Based Units on January 2, 2025 consisting of Units for Messrs. Baccile, Yap, Musil, Schultz and Ms. Matthews Rice , respectively, the value of which is based on the closing price of our Common Stock on January 2, 2025 ($49.48), the first trading day following the date of vesting of such awards and (b) the vesting of Performance Units granted in 2023 and related accrued dividend equivalents based at an achievement of 95.19% on December 31, 2025 consisting of 97,329, 40,446, 23,570, 24,341 and 13,342 Units for Messrs. Baccile, Yap, Musil, Schultz and Ms. Matthews Rice, respectively the value of which is based on the closing price of our Common Stock on December 31, 2025, the last trading day of the year ($57.27).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement with Mr. Baccile

In November 2024, the Company entered into a new employment agreement with Mr. Baccile, which provides for a term of employment from January 1, 2025 through December 31, 2029 (the "Employment Agreement"). Under the Employment Agreement, Mr. Baccile is entitled to a minimum annual base salary of $935,000. His annual compensation is subject to annual review by the Compensation Committee and may be increased at the discretion of the Compensation Committee. For 2025, his performance-based or at-risk percentage is 86%. Mr. Baccile is eligible for annual cash performance bonuses under the Company's incentive bonus plan, based on the satisfaction of performance goals established by the Company's Compensation Committee in accordance with the terms of such plan. Such annual cash bonus shall be at least equal to 150% of Mr. Baccile's annual base salary if target levels of performance are achieved for the applicable year. In 2025, Mr. Baccile's annual cash bonus was 200% of his annual base salary multiplied by the percentage established by the Compensation Committee based on the achievement of the Company's performance goals. Mr. Baccile is entitled to participate in all long-term cash and equity incentive plans generally available to the senior executives of the Company. Mr. Baccile is entitled to receive a minimum annual equity award, which shall be partially performance-based and partially time-based, with an aggregate value of no less than $4,440,000. The time-based portion of such equity award shall ratably vest on the first three anniversaries of the grant date, and the performance-based portion of such award shall be subject to a three-year performance period. Mr. Baccile is entitled to participate in all executive and employee benefit plans and programs of the Company.

The Employment Agreement provides for certain lump sum payments, post-termination payments and post-termination benefits to Mr. Baccile by the Company in some circumstances in the event of a termination of employment or a change in control. Under the Employment Agreement, subject to his execution and non-revocation of a release of claims against the Company and its affiliates, upon a termination without cause or upon his resignation for good reason, Mr. Baccile is entitled to (i) his base salary and vacation pay accrued through the date of termination, (ii) his accrued bonus for the fiscal year prior to the year of termination, to the extent not paid, (iii) his unreimbursed business expenses incurred through the date of termination, (iv) any other benefits he may be eligible for under the Company's plans, policies or practices, (v) a pro-rated bonus for the year of termination, (vi) the vesting and delivery of any unvested and outstanding time-based and performance-based awards, (vii) continued medical and dental insurance coverage at active employee rates for up to two years following the expiration of the term of the Employment Agreement, and (viii) a severance payment equal to 200% (300% if in connection with a change in control) of the sum of his annual base salary in effect on the termination date plus his average annual bonus during the immediately preceding two full fiscal years. The severance payment is payable in 24 installments in accordance with the Company's regular payroll practices (lump sum if payable in connection with a change in control).

In the event the Employment Agreement expires by its terms without renewal or Mr. Baccile retires, dies or becomes disabled pursuant to the terms of the Employment Agreement, subject to his execution and non-revocation of a release of claims against the Company and its affiliates, Mr. Baccile is also entitled to (i) his base salary and vacation pay accrued through the date his employment ends, (ii) his accrued bonus for the fiscal year prior to the year of the date the employment period ends, to the extent not paid, (iii) his unreimbursed business expenses incurred through the date the employment period ends, (iv) any other benefits he may be eligible for under the Company's plans, policies or practices, (v) a pro-rated bonus for the year of termination, (vi) the vesting and delivery of any unvested and outstanding time-based and performance-based awards, and (vii) continued medical and dental insurance coverage at active employee rates for up to two years following the expiration of the term of the Employment Agreement.

The Employment Agreement also contains important non-financial provisions that apply in the event of a termination of employment or a change in control. Mr. Baccile is subject to covenants not to compete or solicit customers for a period of three years following his termination of employment and not to solicit Company employees for a period of two years, not to disparage the Company and not to disclose confidential information following his termination of employment without cause or for good reason. Mr. Baccile is also subject to a covenant not to disparage the Company at any time. His employment agreement includes a 280G "better-off" cutback and does not provide for a gross-up payment in the event of any excise tax obligation.

Change in Control Policy

The Company maintains a change in control policy applicable to certain executive officers (the "Change in Control Policy"), which provides for specified severance payable to select executive officers, including the Named Executive Officers, if such person's employment with the Company is terminated without cause or by the employee for good reason during the period beginning four months prior to, and ending 18 months following, a change in control of the Company. With respect to Mr. Baccile, it should be noted that, while the restrictive covenants included in the Change in Control Policy are applicable to him, his severance for a termination occurring in connection with a change in control is set forth in his employment agreement and cross-referenced in the Change in Control Policy.

If a Named Executive Officer, other than Mr. Baccile, is eligible for the severance described above and has executed a release in the form specified by the Change in Control Policy, such benefits, contingent upon execution of a release, would include: (i) within 45 days from the date of termination, a lump sum cash payment equal to 200% of the sum of (A) the Named Executive Officer's highest annual rate of base salary over the last 12 months and (B) the average annual bonus paid to the Named Executive Officer for the immediately preceding two fiscal years prior to the year in which the termination occurs ("Bonus Amount"); (ii) a cash payment equal to the greater of the Named Executive Officer's target annual bonus or the Bonus Amount pro-rated based on the number of days the Named Executive Officer was employed by the Company during the fiscal year in which the date of termination occurred (less the amount of the annual bonus previously paid to the Named Executive Officer for such fiscal year, if any); and (iii) for 12 months following the date of termination, group medical, life and disability coverage for the Named Executive Officer and their eligible dependents, under the terms prevailing at the time of termination, and at the cost paid by similarly situated executives, or if continuation of such coverage is not possible, a cash payment in an amount, on an after-tax basis and paid quarterly, equal to the Company's cost of providing such benefits.

Eligibility for benefits under the Change in Control Policy are conditioned upon compliance with non-compete, customer and employee non-solicitation, non-disparagement and non-disclosure provisions. Based on each Named Executive Officer's position with the Company, the non-compete and customer non-solicitation provisions have a duration of two years (Messrs. Musil and Schultz and Ms. Matthews Rice), two and a half years (Mr. Yap) or three years (Mr. Baccile) following a termination of employment without cause or for good reason. The employee non-solicitation provisions have a duration of two years for each Named Executive Officer, and the non-disparagement and non-disclosure provisions have a perpetual duration for each Named Executive Officer.

Stock Incentive Plans

Under the 2014 Stock Incentive Plan and the 2024 Stock Incentive Plan (the "Stock Plans"), restricted stock unit awards vest in the event of a change in control. In addition, the Stock Plans empower the Compensation Committee to determine other vesting events in the individual restricted stock unit awards, including vesting events such as involuntary termination of employment without cause and termination due to disability or death. Currently outstanding award agreements provide for accelerated vesting on a termination due to the participant's disability, death, or retirement. Assuming that the triggering event occurred on December 31, 2026, each Named Executive Officer would have vested in restricted stock unit awards having the respective values set forth in the table under "Termination and Change in Control Payments" below.

With respect to the Performance-Based Awards granted effective January 2, 2024 and thereafter, upon the consummation of a change in control of the Company, each grantee would become vested in a number of Performance-Based Awards based on the level of achievement of the applicable performance targets through the date of the change in control. In the event of a termination of a grantee's employment due to death or disability, the grantee would become vested in a number of Performance-Based Awards based on the level of achievement of the applicable performance targets through the date of death or disability. In the event of termination of a grantee's employment due to retirement, the grantee would retain the Performance-Based Awards granted effective January 2, 2024 and thereafter and such Performance-Based Awards would vest, at the end of the original performance period, based on the level of achievement of the relevant performance targets through the end of such performance period.

With respect to Time-Based Awards granted effective January 2, 2024 and thereafter, upon the consummation of a change in control of the Company, each grantee of a Time-Based Award would become fully vested in any unvested portion of the award. In the event of a termination of a grantee's employment due to death, disability or retirement, the grantee would become fully vested in any unvested portion of the award.

Life Insurance

Each Named Executive Officer is covered by a Company-provided life insurance policy. Such policy would entitle the beneficiaries of Messrs. Baccile, Yap and Musil to a payment of $715,000, Mr. Schultz to a payment of $903,000 and Ms. Matthews Rice to a payment of $706,000 in the event of such Named Executive Officer's death.

Termination and Change of Control Payments

The following table includes estimated payments owed and benefits required to be provided to our Named Executive Officers under both the 2014 Stock Incentive Plan and the 2024 Stock Incentive Plan and the Change in Control Policy described above, exclusive of benefits available on a non-discriminatory basis generally, in each case assuming that the triggering event described in the table occurred on the last business day of the fiscal year ended December 31, 2025.

Name	Triggering Event	Severance ($)	Accelerated Equity Awards ($)[1]	Medical Insurance Premiums ($)[2]
Peter E. Baccile	Change of Control[3]	—	13,401,255	—
	Termination in connection with a Change in Control[4]	10,943,500	—	56,573
	Termination without Cause	8,000,000	—	56,573
	Death or Disability[5]	—	13,401,255	—
Johannson L. Yap	Change of Control[3]	—	5,328,501	—
	Termination in connection with a Change in Control[6]	4,928,500	—	28,731
	Termination without Cause	—	—	—
	Death or Disability[5]	—	5,328,501	—
Scott A. Musil	Change of Control[3]	—	3,217,807	—
	Termination in connection with a Change in Control[6]	2,899,000	—	25,486
	Termination without Cause	—	—	—
	Death or Disability[5]	—	3,217,807	—
Peter O. Schultz	Change of Control[3]	—	3,634,762	—
	Termination in connection with a Change in Control[6]	4,102,500	—	28,580
	Termination without Cause	—	—	—
	Death or Disability[5]	—	3,634,762	—
Jennifer E. Matthews Rice	Change of Control[3]	—	1,672,274	—
	Termination in connection with a Change in Control[6]	2,298,000	—	34,162
	Termination without Cause	—	—	—
	Death or Disability[5]	—	1,672,274	—

(1) For purposes of estimating the value of awards that vest, the Company has assumed a price per share of $57.27, which was the closing price of our Common Stock on December 31, 2025, the last trading day of the year.

(2) Pursuant to the Employment Agreement, the amount reflects 24 months of continued current coverage for Mr. Baccile, and, pursuant to the Change in Control Policy with respect to Messrs. Yap, Musil and Schultz and Ms. Matthews Rice, the amounts reflect 12 months of the current coverage for the applicable Named Executive Officer.

(3) Upon a change of control of the Company, the vesting of Time-Based Units held by the officer will accelerate, and Performance Units will vest based on the level of achievement of the applicable performance targets as of the change of control date. The amounts reflected in this table for the unvested Performance Units granted in 2024 and 2025 are based on the actual performance achievements of 94.2% and 68.8%, respectively, and include accrued dividend equivalents through December 31, 2025.

(4) Includes resignation for good reason under the terms of Mr. Baccile's Prior Employment Agreement. Actual payments to Mr. Baccile may be less in value as a result of the Code Section 280G cutback provision contained in such employment agreement.

(5) Upon a termination due to death or disability, the Named Executive Officers are entitled to accelerated vesting of Time-Based Units and unvested Performance Units granted in 2024 and 2025 based on the attainment of performance metrics through the date of death or disability. Through December 31, 2025, the Company achieved 94.2% and 68.8% of the performance metrics related to such awards granted in 2024 and 2025, respectively.

(6) Messrs. Yap, Musil and Schultz and Ms. Matthews Rice are eligible for severance benefits following a qualifying termination in connection with a change in control of the Company under the Change in Control Policy. Actual payments to the applicable Named Executive Officers may be less in value as a result of the Code Section 280G cutback provision contained in such Change in Control Policy.

PAY VERSUS PERFORMANCE COMPARISON

The information below presents the relationship between the compensation of our Named Executive Officers and certain performance measures in accordance with Item 402(v) of Regulation S-K. The amounts presented in the tables below do not necessarily represent amounts actually earned or realized by our Named Executive Officers for the respective years. For a detailed discussion of our compensation programs and pay for performance philosophy, please refer to the "Compensation Discussion and Analysis" section above.

Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[3]	Average Compensation Actually Paid to Non-CEO NEOs ($)[2][3]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]	Net Income ($) (In Millions)	FFO per Diluted Share/Unit[5]
2025	8,288,366	14,919,391	2,767,824	4,489,078	155.0	126.7	264.0	2.96
2024	6,617,506	6,952,717	2,279,283	2,367,001	136.6	117.6	296.0	2.65
2023	6,413,736	6,471,113	2,187,401	2,179,595	139.5	112.0	285.8	2.44
2022	5,675,125	5,009,154	1,946,025	1,758,889	124.7	100.6	381.6	2.28
2021	5,242,451	10,913,430	1,853,333	3,779,800	167.0	134.1	277.2	1.97

(1) The dollar amounts reported are the amounts of total compensation reported for our CEO, Mr. Baccile, in the Summary Compensation Table for the years ended December 31, 2025, 2024, 2023, 2022 and 2021.

(2) The dollar amounts represent the amount of "compensation actually paid," as computed in accordance with Item 402(v) of Regulation S-K. The tables below these footnotes show the steps taken to compute such amounts paid to the CEO and non-CEO NEOs in accordance with Item 402(v) of Regulation S-K.

(3) The dollar amounts reported reflect the average compensation reported for our NEOs, other than our CEO, in the Summary Compensation Table for the years ended December 31, 2025, 2024, 2023, 2022 and 2021.

(4) Reflects cumulative total shareholder return of the FTSE Nareit All Equity REITs Index (the "FTSE Index"), which is the index used by the Company for purposes of Item 201(e) of Regulation S-K under the Exchange Act in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

(5) FFO represents net income available to common stockholders, unitholders and participating securities, plus depreciation and other amortization of real estate, plus impairment of real estate, minus gain (or plus loss) on sale of real estate, adjusted for any associated income tax provision or benefit. Similar adjustments are made for our share of net income from an unconsolidated joint venture. FFO is a non-GAAP financial measure created by Nareit as a supplemental measure of REIT operating performance that excludes certain items from net income determined in accordance with GAAP. FFO is calculated by the Company in accordance with the definition adopted by the Board of Governors of Nareit and therefore may not be comparable to other similarly titled measures of other companies.

Year	2025	2024	2023	2022	2021
CEO					
Summary Compensation Table (SCT) Total Compensation ($)	8,288,366	6,617,506	6,413,736	5,675,125	5,242,451
Adjustments for stock awards:					
Reported Value of Equity Awards in SCT ($)	(5,212,199)	(3,810,539)	(3,714,199)	(3,165,627)	(2,113,787)
Fair Value of Equity Awards Granted in the Year and Unvested ($)	7,200,241	3,898,748	3,758,544	2,957,058	3,873,565
Change in Fair Value of Outstanding and Unvested Equity Awards from Prior Years ($)	1,590,083	223,528	102,783	(938,114)	2,695,084
Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	2,490,672	(207,851)	(292,753)	199,495	1,017,850
Value of Dividends or other Earnings Paid on Awards ($)	562,228	231,325	203,002	281,217	198,267
Compensation Actually Paid ($)[1][2]	14,919,391	6,952,717	6,471,113	5,009,154	10,913,430
Non-CEO NEOs					
SCT Total Compensation ($)	2,767,824	2,279,283	2,187,401	1,946,025	1,853,333
Adjustments for stock awards:					
Reported Value of Equity Awards in SCT ($)	(1,333,323)	(994,037)	(963,439)	(807,314)	(702,519)
Fair Value of Equity Awards Granted in the Year and Unvested ($)	1,841,865	1,017,590	974,392	754,115	1,287,373
Change in Fair Value of Outstanding and Unvested Equity Awards from Prior Years ($)	416,696	58,722	27,602	(293,287)	797,355
Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	649,770	(53,806)	(107,620)	69,244	463,324
Value of Dividends or other Earnings Paid on Awards ($)	146,246	59,249	61,259	90,106	80,934
Compensation Actually Paid ($)[1][2]	4,489,078	2,367,001	2,179,595	1,758,889	3,779,800

(1) Fair value or change in fair value, as applicable, of equity awards in "Compensation Actually Paid" was determined by reference to (a) for Time-Based Units and Time-Based RSUs, closing price on applicable year-end dates ($66.20, $48.26, $52.67, $50.13 and $57.27 as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively) or, in the case of vesting dates, the actual vesting price, and (b) for Performance Units and Performance RSUs, the fair value calculated by a Monte Carlo simulation model as of the applicable year-end date(s) or in the case of vesting date, the actual vesting price, determined based on the same methodology as used to determine grant date fair values but using the closing stock price on the applicable revaluation date as the current market price and based on volatility, dividend rates and risk free rates determined as of the revaluation date.

(2) As previously discussed in the Company's 2021 proxy statement, during the year ended December 31, 2020, each NEO received one-time transitional equity grants in connection with the transition of the historical compensation program to our current compensation program. Specifically, the 2020 grants included one-year, two-year and three-year vesting or performance periods as one-time only grants in order maintain an appropriate level of overall long-term compensation opportunity during the transition between the two programs. For the years ended December 31, 2022 and 2021, the value of these one-time transition awards included in Compensation Actually Paid for the CEO was $(74,205) and $743,580, respectively. For the years ended December 31, 2022 and 2021, the value of these one-time transition awards included in Compensation Actually Paid for the Non-CEO NEOs was $(40,450) and $111,154, respectively.

Other Important Financial Performance Measures for Executive Compensation

The following is a list identifying the most important financial performance measures used by our Compensation Committee to link the "compensation actually paid" ("CAP") to our CEO and other Named Executive Officers in 2025 to the Company's performance. The role of each of these performance measures on our Named Executive Officer's compensation is discussed in the "Compensation Discussion and Analysis" section above.

Financial Performance Measures
FFO per Diluted Share/Unit
Relative TSR to FTSE Nareit All REITs Equity Index
Relative TSR to Long-Term Incentive Peer Group
Cash Same Store NOI Growth

Below are charts showing the relationship of CAP to our CEO and average CAP to other Named Executive Officers in 2021, 2022, 2023, 2024 and 2025 to (1) TSR of both the Company and the FTSE Index (2) the Company's net income and (3) FFO per diluted share/Unit.

CAP vs. Shareholder Return


Compensation Actually Paid (in Millions of US Dollars)
Total Shareholder Return (Company & FTSE Index)
$0 $2 $4 $6 $8 $10 $12 $14 $16
$50 $75 $100 $125 $150 $175 $200 $225 $250
2021 2022 2023 2024 2025
$10.9 $3.8 $5.0 $1.8 $6.5 $2.2 $7.0 $2.4 $14.9 $4.5
$167.0 $124.7 $139.5 $136.6 $155.0
$134.1 $100.6 $112.0 $117.6 $126.7
CEO CAP
Avg NEO CAP
Shareholder Return (1)
FTSE Index (1)

(1) Value assumes $100 invested on December 31, 2020.

CAP vs. Net Income


Compensation Actually Paid (in Millions of US Dollars)
Net Income (in Millions of US Dollars)
$0 $2 $4 $6 $8 $10 $12 $14 $16
$100 $150 $200 $250 $300 $350 $400 $450 $500
2021 2022 2023 2024 2025
$10.9 $3.8 $5.0 $1.8 $6.5 $2.2 $7.0 $2.4 $14.9 $4.5
$277.2 $381.6 $285.8 $296.0 $264.0
CEO CAP
Avg NEO CAP
Net Income



CAP vs. FFO per Diluted Share/Unit

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information with respect to the annual total compensation of our median employee, excluding Mr. Baccile, the annual total compensation of Mr. Baccile, and the ratio of those two values:

- The 2025 annual total compensation of the median employee of the Company (other than Mr. Baccile) was $158,762;

- The 2025 annual total compensation of our CEO, Mr. Baccile, was $8,288,366; and

- For 2025, the ratio of the annual total compensation of Mr. Baccile to the median annual total compensation of all our employees was approximately 52 to 1.

Background

In 2025, we identified the median employee using all of our employees, exclusive of Mr. Baccile, included in our payroll system as of December 31, 2025. For employees who were not with the Company for the full year, salaries and wages were annualized, and their compensation was further adjusted to reflect the annual bonus payout generally awarded to employees who were not employed on the bonus payment date.

To identify the median employee, gross wages, including equity compensation, for 2025 was ranked from lowest to highest and the median employee was selected from the list. The total annual compensation of the median employee was then calculated in the same manner as the total compensation disclosed for Mr. Baccile in the Summary Compensation Table shown above.

The pay ratio is a reasonable estimate, calculated in a manner consistent with SEC rules, based on our payroll and employment records and the methodology described above. Because Mr. Baccile's compensation was calculated in accordance with SEC rules, it does not necessarily reflect his actual earnings for the year or future realized amounts from his outstanding awards.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, pay ratios reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans under which equity securities are authorized for issuance to Company employees or non-employees, including directors, as of December 31, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Further Issuance Under Equity Compensations Plans[2]
Equity Compensation Plans Approved by Security Holders	1,461,347	$ —	3,112,385
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	1,461,347	$ —	3,112,385

(1) Includes shares of Common Stock and Units that may be issued pursuant to outstanding Time-Based RSU, Time-Based Unit, Performance Unit, and Performance RSU awards under the Stock Plans. The number of shares of Common Stock and Units that may be issued pursuant to outstanding unearned Performance RSU and Performance Unit awards reflects the maximum payout. For additional information about how Performance RSU and Performance Unit awards are earned, see "Compensation Discussion and Analysis – Long-Term Incentive Program Awards" on page 30.

(2) Consists of shares of Common Stock and Units that remain available for issuance under the 2024 Stock Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of Mr. Hackett, Ms. Bazemore and Mr. Dominski served as a member of Compensation Committee during 2025. None of Mr. Hackett, Ms. Bazemore or Mr. Dominski served as an officer or employee of the Company at any point during 2025, nor did they have any relationship or affiliation with the Company in 2025 requiring disclosure under Item 404 of Regulation S-K.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions involving the Company and its executive officers and directors that are reportable under Item 404(a) of Regulation S-K are required by the Company's written policies to be reported to and approved by the Nominating/Corporate Governance Committee of the Board of Directors. The Nominating/Corporate Governance Committee addresses such transactions on a case-by-case basis, after considering the relevant facts and circumstances.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reports that it has: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters (such as the quality of the Company's accounting principles and internal controls) required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*; and (iii) received written confirmation from PricewaterhouseCoopers LLP that it is independent and written disclosures as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to in items (i) through (iii) above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report for the Company's fiscal year ended December 31, 2025.

Submitted by the Audit Committee:

Teresa Bryce Bazemore, Committee Chair
Denise A. Olsen
Marcus L. Smith

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of Common Stock of the Company and Units of First Industrial, L.P. (which generally are redeemable for Common Stock on a one-for-one basis or cash at the option of the Company) by:

- all directors and nominees named in this Proxy Statement (the "named directors");

- all Named Executive Officers identified in the Summary Compensation Table;

- all named directors and nominees and Named Executive Officers of the Company as a group; and

- persons and entities known to the Company to be beneficial owners of more than 5% of the Company's Common Stock.

The information is presented as of the Record Date, unless otherwise indicated, and is based on representations of officers, directors and nominees of the Company and filings received by the Company on Schedule 13G under the Exchange Act. As of the Record Date, there were 132,570,424 shares of Common Stock and 4,446,026 Units outstanding.

Names and Addresses of 5% Stockholders	Common Stock/Units Beneficially Owned	
	Number	Percent of Class
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	14,936,814	11.30%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	19,113,524	14.45%
State Street Corporation[3] One Lincoln Street Boston, MA 02111	6,583,945	5.00%

Names and Addresses of Directors, Officers and Nominees[*]		
Peter E. Baccile[4]	581,015	**
Teresa Bryce Bazemore[5]	12,107	**
Matthew S. Dominski[6]	45,957	**
H. Patrick Hackett, Jr.[7]	51,730	**
Denise A. Olsen[7]	16,320	**
Marcus L. Smith[8]	10,418	**
Scott A. Musil[9]	106,223	**
Johannson L. Yap[10]	436,009	**
Peter O. Schultz[11]	239,717	**
Jennifer E. Matthews Rice[12]	61,163	**
All named directors, executive officers and nominees as a group (10 persons)[13]	1,560,659	**

*   The business address for each of the directors and Executive Officers of the Company is One North Wacker Drive, Suite 4200, Chicago, Illinois 60606.

**   Less than 1%

(1)   Pursuant to a Schedule 13G/A filed April 30, 2025 by BlackRock, Inc. ("Blackrock"). Of the shares reported, Blackrock has the sole power to vote 14,532,772 shares and sole power to dispose of all 14,936,814 shares.

(2)   Pursuant to a Schedule 13G/A filed February 13, 2024 by The Vanguard Group ("Vanguard Group"). Of the shares reported, Vanguard Group has the shared power to vote 157,983 shares, the sole power to dispose of 18,815,457 shares and the shared power to dispose of 298,067 shares.

(3)   Pursuant to a Schedule 13G/A filed November 10, 2025 by State Street Corporation ("State Street"). Of the shares reported, State Street has the shared power to vote 5,427,173 shares and the shared power to dispose of 6,583,945 shares.

(4)   Includes 56,540 Time-Based Units and 470,928 Units.

(5)   Includes 2,522 Time-Based Units and 9,585 Units.

(6)   Includes 2,522 Time-Based RSUs and 8,989 Units.

(7)   Includes 2,522 Time-Based Units and 11,631 Units.

(8)   Includes 2,522 Time-Based Units and 4,914 Units.

(9)   Includes 13,494 Time-Based Units and 79,104 Units.

(10)   Includes 3,770 shares of Common Stock held beneficially as UGMA custodian for his minor grandchildren. Also includes 21,813 Time-Based Units and 214,489 Units.

(11)   Includes 16,094 Time-Based Units and 128,349 Units.

(12)   Includes 600 shares of Common Stock held beneficially as UGMA custodian for her minor children. Also includes 6,606 Time-Based Units and 27,790 Units.

(13)   Includes 4,370 shares of Common Stock held beneficially as UGMA custodians. Also includes 2,522 Time-Based RSUs, 124,635 Time-Based Units and 967,410 Units.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of PricewaterhouseCoopers LLP served as the Company's independent auditors in 2025, and our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm. Therefore, the Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the 2026 fiscal year. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Our Charter and Bylaws do not require that our stockholders ratify the appointment of our independent registered certified public accounting firm. We are doing so because we believe it is a matter of good corporate practice. If our stockholders do not ratify the appointment, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP but may still retain them. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that a change in registered certified public accounting firm would be in the best interests of the Company and its stockholders.

FEES

During 2025 and 2024, the aggregate fees for services provided by PricewaterhouseCoopers LLP in the following categories and amounts are:

	2025		2024
Audit Fees[1]	$	1,313,050	$	1,198,050
Audit-Related Fees[2]		—		66,100
All Other Fees[3]		2,220		2,180
Total Fees	$	1,315,270	$	1,266,330

(1) Audit Fees consisted primarily of fees for audits of our annual financial statements, the reviews of our quarterly financial statements and other services that are normally provided by the auditor in connection with statutory and regulatory filings. For 2025 and 2024, this includes $138,300 and $65,400, respectively, for comfort letter procedures and auditor consents.

(2) Audit-Related Fees consisted of fees related to a joint venture audit.

(3) All Other Fees include amounts related to software licensing fees for technical research tools.

PRE-APPROVAL OF SERVICES

The Audit Committee pre-approves all audit and permissible non-audit services proposed to be provided by the Company's independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. Consideration and approval of such services, including the maximum amount of fees payable for such services, generally occur at the Audit Committee's regularly scheduled meetings. In situations where it is impractical to wait until the next regularly scheduled meeting, the Audit Committee has delegated the authority to approve the audit and permissible non-audit services, including the maximum amount of fees payable for such services, to each of its individual members. Approvals of audit and permissible non-audit services pursuant to the above-described delegation of authority are reported to the full Audit Committee.

This ratification proposal will be approved if there is quorum present at the Annual Meeting and the votes cast "FOR" the proposal exceed the votes cast "AGAINST" the proposal. Neither abstentions nor broker non-votes, if any, will have any legal effect on whether this proposal is approved.

 **The Board of Directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.**

OTHER MATTERS

STOCKHOLDER PROPOSALS

Under applicable SEC rules, stockholder proposals intended to be presented at the 2027 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than November 30, 2026 in order to be considered for inclusion in the proxy statement and on the proxy card that will be solicited by the Board of Directors in connection with such meeting. Additionally, under our Bylaws, stockholder proposals intended to be presented at the 2027 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than November 30, 2026, and no earlier than October 31, 2026, in order to be considered timely and must comply with certain additional requirements contained in our Bylaws in order to be proper.

INCORPORATION BY REFERENCE

Appendix A to this Proxy Statement is the Company's 2025 Annual Report, which includes its consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. Information contained in Appendix A to this Proxy Statement shall not be deemed to be "filed" or "soliciting material," or subject to liability for purposes of Section 18 of the Exchange Act to the maximum extent permitted under the Exchange Act.

AVAILABILITY OF PROXY MATERIALS

This Proxy Statement, Notice of Annual Meeting, proxy card and the Company's 2025 Annual Report are available on the "Proxy Statement" tab of the Investors page on the Company's website, at www.firstindustrial.com.

OTHER BUSINESS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, it is the intention of the persons named as proxies in the accompanying proxy card to vote in their discretion all shares represented by validly executed proxies.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE YOUR PROXY AUTHORIZATION BY INTERNET, BY TELEPHONE OR BY MAIL AS SOON AS POSSIBLE.

2025 ANNUAL REPORT

EXPLANATORY NOTE

This 2025 Annual Report discusses the financial performance and results of operations of both First Industrial Realty Trust, Inc., a Maryland corporation (the "Company"), and the operating partnership of which the Company serves as general partner, First Industrial, L.P., a Delaware limited partnership (the "Operating Partnership"). Unless stated otherwise or the context otherwise requires, the terms "we," "our" and "us" refer to the Company and its subsidiaries, including the Operating Partnership and its consolidated subsidiaries.

At December 31, 2025, the Company owned an approximate 97.0% common general partnership interest in the Operating Partnership. The remaining approximate 3.0% common limited partnership interests in the Operating Partnership are owned by limited partners. As the sole general partner of the Operating Partnership, the Company exercises exclusive and complete discretion over the Operating Partnership's day-to-day management and control and can cause it to enter into certain major transactions, including acquisitions, dispositions and refinancings.

We have chosen to discuss the financial performance results of operations of both the Company and the Operating Partnership in this 2025 Annual Report. To help you understand the differences between the Company and the Operating Partnership, this 2025 Annual Report provides the following disclosures for each of the Company and the Operating Partnership:

- Consolidated Financial Statements;

- a single set of consolidated notes to such financial statements that includes separate discussions of each entity's equity or partners' capital, as applicable; and

- a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that includes distinct information related to each entity.

The main areas of differences between the consolidated financial statements of the Company and those of the Operating Partnership, as well as the benefits of combined reporting, are further explained in the Company's and the Operating Partnership's Form 10-K for the period ended December 31, 2025 filed with the Securities and Exchange Commission on February 11, 2026, a copy of which may be obtained by following the procedures set forth on page A-95 of this 2025 Annual Report.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We intend for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain assumptions and describe our future plans, strategies and expectations, and are generally identifiable by use of the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "project," "seek," "target," "potential," "focus," "may," "will," "should" or similar words. Although we believe the expectations reflected in forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ.

Factors that could have a materially adverse effect on our operations and future prospects include, but are not limited to:

- changes in national, international, regional and local economic conditions generally, and real estate markets specifically, including impacts and uncertainties arising from trade disputes and tariffs on goods imported to or exported from the United States;

- changes in legislation/regulation (including laws governing the taxation of real estate investment trusts) and actions of regulatory authorities;

- our ability to qualify and maintain our status as a real estate investment trust;

- the availability, cost and attractiveness of financing (including both public and private capital), increases in or prolonged periods of elevated interest rates, and our ability to raise equity capital on attractive terms;

- the availability and attractiveness of terms of debt repurchases;

- our ability to retain our credit agency ratings;

- our ability to comply with applicable financial covenants;

- changes in the competitive environment in which we operate, including changes in supply, demand and valuation of industrial properties and land in our current and potential markets;

- our ability to identify, acquire, develop and/or manage properties on favorable terms;

- our ability to dispose of properties on favorable terms;

- our ability to successfully integrate acquired properties;

- potential liability relating to environmental matters;

- defaults on or non-renewal of leases by our tenants;

- decreases in rental rates or increases in vacancy rates;

- higher-than-expected real estate construction costs and delays in development or lease-up timelines;

- uncertainty and economic impacts of pandemics, epidemics or other public health emergencies or fear of such events;

- risks associated with cybersecurity breaches, cyberattacks, intrusions or other significant disruptions of our information technology networks or systems;

- potential natural disasters and other catastrophic events, including acts of war or terrorism;

- insufficient or unavailable insurance coverage;

- technological developments, particularly those affecting supply chains and logistics;

- litigation risks, including costs associated with prosecuting or defending claims and potential adverse outcomes;

- risks associated with our investments in joint ventures, including our lack of sole decision-making authority; and

- other risks and uncertainties described in "Risk Factors" and elsewhere in this 2025 Annual Report as well as those risks and uncertainties discussed from time to time in our other Exchange Act reports and public filings with the Securities and Exchange Commission (the "SEC").

We caution you not to place undue reliance on forward-looking statements, which reflect our outlook only and speak only as of the date of this 2025 Annual Report. We assume no obligation to update or supplement forward-looking statements except as may be required by law.

Background

First Industrial Realty Trust, Inc. is a self-administered and fully integrated real estate company which owns, manages, acquires, sells, develops and redevelops industrial real estate. The Company is a Maryland corporation organized on August 10, 1993 and a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986 (the "Code"). As of December 31, 2025, our in-service portfolio consisted of 414 industrial properties, located in 19 states, containing an aggregate of approximately 69.9 million square feet of gross leasable area ("GLA").

We began operations on July 1, 1994. The Company's operations are conducted primarily through the Operating Partnership, a Delaware limited partnership formed on November 23, 1993 of which the Company is the sole general partner (the "General Partner"), with an approximate 97.0% ownership interest ("General Partner Units") at December 31, 2025. The Operating Partnership also conducts operations through several other limited partnerships (the "Other Real Estate Partnerships"), numerous limited liability companies ("LLCs") and certain taxable REIT subsidiaries ("TRSs"), the operating data of which, together with that of the Operating Partnership, is consolidated with that of the Company as presented herein. The Operating Partnership holds at least a 99% limited partnership interest in each of the Other Real Estate Partnerships. The general partners of the Other Real Estate Partnerships are separate corporations, wholly-owned by the Company, each with at least a .01% general partnership interest in the Other Real Estate Partnerships. The Company does not have any significant assets or liabilities other than its investment in the Operating Partnership and its 100% ownership interest in the general partners of the Other Real Estate Partnerships. The noncontrolling interest in the Operating Partnership of approximately 3.0% at December 31, 2025, represents the aggregate partnership interest held by the limited partners thereof ("Limited Partner Units" and together with the General Partner Units, the "Units").

Through a wholly-owned TRS of the Operating Partnership, we own an equity interest in a joint venture (the "Joint Venture"). We also provide various services to the Joint Venture. The Joint Venture is accounted for under the equity method of accounting. The operating data of the Joint Venture is not consolidated with that of the Company or the Operating Partnership as presented herein. During the year ended December 31, 2025, the Joint Venture sold its remaining real estate assets.

Business Objectives and Growth Plans

Our fundamental business objective is to maximize the total return to the Company's stockholders and the Operating Partnership's partners by increasing our cash flow and property values. Our long-term business growth plans include the following elements:

- *Internal Growth.* We seek to grow internally by: (i) increasing revenues by renewing or re-leasing expiring leases at higher rental levels; (ii) obtaining contractual rent escalations on our long-term leases; (iii) increasing occupancy at properties with existing vacancies while maintaining high occupancy across the remainder of the portfolio; (iv) controlling and minimizing property operating expenses, general and administrative expenses and releasing costs; and (v) selectively renovating existing properties.

- *External Growth.* We seek to grow externally through: (i) the development of best-in-class industrial properties and the acquisition of individual assets, portfolios of industrial properties and leased land sites that meet our investment parameters within our 15 key logistics markets; and (ii) the expansion and redevelopment of our existing properties.

- *Portfolio Enhancement.* We continually seek to upgrade our overall portfolio by making new investments and selling assets that lack strong long-term cash flow growth potential. Our investment focus is on 15 key logistics markets which exhibit desirable long-term growth characteristics and where developable land is relatively scarce.

Our ability to pursue our long-term growth plans is affected by market conditions and our financial condition and operating capabilities. See "Summary of 2025" within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this 2025 Annual Report, starting on page A-7.

BUSINESS DISCLOSURE

Business Strategies

We utilize the following strategies in connection with the operation of our business:

- *Organizational Strategy.* We employ a decentralized property operations strategy through the deployment of experienced regional management teams and local property managers. Our headquarters in Chicago, Illinois provides acquisition, development and financing assistance, asset management oversight and financial reporting functions to our regional operations. We believe the size of our portfolio enables us to realize operating efficiencies by spreading overhead costs among many properties and by negotiating favorable terms and purchasing discounts.

- *Market Strategy.* Our market strategy focuses on 15 key logistics markets in the United States. These markets exhibit one or more of the following characteristics: (i) favorable industrial real estate fundamentals, including improving industrial demand and constrained future supply that can lead to long-term rent growth; (ii) favorable and diversified economic and business environments that should benefit from increases in distribution activity driven by growth in global trade and local consumption; (iii) population growth, which generally drives industrial demand; (iv) natural barriers to entry and scarcity of land which are key elements in delivering future rent growth; (v) sufficient market size to provide ample opportunity for growth through incremental investments and support asset liquidity; and (vi) favorable governmental, regulatory and tax environment.

- *Leasing and Marketing Strategy.* We utilize an operational management strategy designed to enhance tenant satisfaction and portfolio performance. We pursue an active leasing strategy that includes broadly marketing available space, seeking to renew existing leases at higher rents while minimizing re-leasing costs and seeking leases which provide for the pass-through of property-related expenses to the tenant. Additionally, we have both local and national marketing programs that target the business and real estate brokerage communities, as well as multi-national tenants.

- *Acquisition/Development Strategy.* Our investment strategy is primarily focused on developing and acquiring industrial properties in 15 key logistics markets in the United States through the deployment of experienced regional management teams. When evaluating potential industrial property acquisitions and developments, we consider such factors as: (i) the geographic area and type of property; (ii) the location, construction quality, functionality, condition and design of the property; (iii) the terms and credit quality of tenant leases, including the potential for rent rate growth; (iv) the potential for economic growth and the general business, tax and regulatory environment of the surrounding area; (v) the occupancy and demand by tenants for properties of a similar type in the vicinity; (vi) competition from existing properties and the potential for the construction of new properties in the area; (vii) the potential for capital appreciation of the property; (viii) the ability to improve the property's performance through renovation; and (ix) the potential for physical expansion of the property and/or additional sites.

- *Disposition Strategy.* We continually evaluate local market conditions and property-related factors across all of our markets to identify assets suitable for disposition. Our focus is on selling properties with lower rent growth potential or that lack optimal functionality. The capital from these sales is generally reinvested in new assets consistent with our investment strategy or otherwise used in a manner consistent with our business strategy.

- *Financing Strategy.* To finance acquisitions, developments and debt maturities, as market conditions permit, we may utilize proceeds from property sales, unsecured debt offerings, term loans, mortgage financings and borrowings under our $850.0 million unsecured revolving credit agreement (the "Unsecured Credit Facility"), and proceeds from the issuance, when and as warranted, of additional equity securities. We also periodically evaluate joint venture arrangements as another source of capital to finance acquisitions and developments as well as manage investment exposure and allocation. As of February 11, 2026, we had approximately $726.9 million available for additional borrowings under the Unsecured Credit Facility.

BUSINESS DISCLOSURE

Competition

In connection with the acquisition of industrial properties and land for development, we compete with other publicly traded industrial REITs, income-oriented non-traded REITs, private real estate funds and other real estate investors and developers, some of which have greater financial resources or other competitive advantages. Such competition may increase acquisition prices or cause us to forgo investments that would otherwise meet our investment criteria. Additionally, we face significant competition in leasing available properties to prospective tenants and in renewing leases with existing tenants. As a result, we may need to offer rent concessions, incur tenant improvement costs or provide other inducements to timely lease vacant space, all of which may have an adverse impact on our results of operations.

Government Regulation

We are subject to various federal, state and local laws and regulations in the jurisdictions in which we operate, including laws and regulations relating to environmental protection and human health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

Corporate Responsibility and Governance

We are focused on building and maintaining a socially responsible and sustainable business that delivers long-term value to our stockholders. We foster a culture of sustainability throughout our operations aligned with our long-term objectives, which includes consideration of ways to minimize environmental impact, both ours and that of our tenants. We have an established committee (the "Corporate Responsibility Committee") composed of team members from diverse functions within the Company. The Corporate Responsibility Committee advises senior management, the Audit Committee and the Board of Directors on key matters related to sustainability, social responsibility and other non-financial issues that are significant to us and our stockholders.

Given that we primarily operate under net lease arrangements where tenants are ultimately responsible for maintaining the leased properties, one of our primary corporate responsibility priorities is to engage with and encourage our tenants to implement environmentally sustainable practices, such as the use of energy and water efficient fixtures and recycling programs. Additionally, when acquiring new properties or enhancing existing facilities, we place a strong emphasis on environmental sustainability. Many of our recent development projects have achieved LEED certification, and we are actively pursuing LEED certification for all upcoming development projects through a LEED volume program. We extend the same commitment to environmental excellence to our own offices, promoting sustainable practices and energy efficiency that can both reduce environmental impact and achieve lower operating costs. Our headquarters office in Chicago is an energy-efficient LEED-certified building.

Social responsibility is integral to our business strategy. We strive to develop and maintain strong relationships with our customers, business partners, investors, and the communities in which we operate and invest.

Our corporate governance efforts are led by our Board of Directors, who are elected by our stockholders to oversee the long-term financial strength and overall success of the Company, exercising its members' business judgment using their collective experience, knowledge and skills. Directors fulfill their responsibilities as members of the Board of Directors consistent with their fiduciary duty to our stockholders, in compliance with all applicable laws and regulations and our Code of Business Conduct and Ethics. The Board of Directors provides advice and counsel to the Chief Executive Officer and other senior officers of the Company, ensuring that the Company's assets are properly safeguarded, robust financial and operational controls are maintained, and that the Company's business is conducted wisely and in compliance with applicable laws and regulations.

BUSINESS DISCLOSURE

Human Capital

We believe our human capital resources are well-aligned to successfully operate our business and create long-term value for our shareholders. As of December 31, 2025, we had 152 employees, 151 of whom are full-time employees. The average tenure of our workforce is approximately 12 years.

We are an equal opportunity employer and, as such, promote an equitable workplace that acknowledges and values differences in race, gender, age, ethnicity, sexual orientation, gender identity, national origin, abilities and religious beliefs, consistent with applicable laws. We apply these policies throughout our organization, including at the senior management level and in our composition of our Board of Directors. We believe such diversity of experience and background helps make us strong and achieve our mission to create long-term shareholder value by providing industrial real estate solutions that mutually benefit our customers and our stockholders.

In managing our business, we focus on attracting and retaining employees by providing compensation and benefits packages that are competitive within the applicable market, taking into account the skills required, responsibilities and geographic location. All employees are eligible to participate in one of our incentive plans, under which payments are tied to pre-established performance goals. In addition, we endeavor to develop each of our employees' skillsets and decision-making abilities through challenging project assignments, formal training, mentorship and recognition. Taken together, these efforts promote higher levels of satisfaction and employee retention, while creating an enhanced leadership pipeline.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary of 2025

Our operating results were strong in 2025, highlighted by a 32.2% average increase in cash rental rates on new and renewal commenced leases, tenant retention of 71.0% and year-end in-service occupancy of 94.4%, demonstrating healthy demand.

At December 31, 2025, we had six projects classified as under development, totaling approximately 1.1 million square feet of GLA with an aggregate estimated investment of approximately $187.1 million. This total includes two projects for which vertical construction commenced in the first quarter of 2026.

During 2025, we completed several significant real estate transactions:

- We acquired three industrial properties located in our Phoenix market, totaling approximately 1.8 million square feet of GLA, from our Joint Venture for an aggregate price of $245.3 million, excluding transaction costs. The purchase price is net of our economic share of gain on sale and incentive fees we earned on the sale as well as other deferred fees. We also acquired a 0.1 million square foot industrial property in our Baltimore/D.C. market for a purchase price of $31.4 million, excluding transaction costs.

- We acquired one income-producing land parcel in our Northern California market for a purchase price of $10.6 million, excluding transaction costs and approximately 61.4 acres of land for development in our Philadelphia market for a purchase price of $15.7 million, excluding transaction costs.

- We sold seven industrial properties totaling approximately 0.3 million square feet of GLA, along with a land parcel, for gross proceeds of $42.3 million.

We also completed the following financing activities during the year ended December 31, 2025:

- We declared an annual cash dividend of $1.78 per common share or Unit, an increase of 20.3% from 2024.

- In May, Fitch Ratings upgraded our long-term issuer default rating and underlying unsecured investments to BBB+ from BBB.

- In May, we issued $450.0 million of senior notes due January 2031, bearing a coupon rate of 5.25%.

- We exercised our first one-year extension option related to our $300.0 million term loan, extending the maturity date to August 2026 and amended our $200.0 million term loan to, among other things, extend the maturity to March 2028, with two optional one-year extensions.

- We entered into forward-starting swaps with an aggregate notional value of $350.0 million to fix SOFR on our unsecured term loans, replacing expiring swaps and extending hedge coverage through the maturity dates of our unsecured term loans.

- We amended our Unsecured Credit Facility to, among other changes, increase the borrowing capacity by $100.0 million to $850.0 million, eliminate the 10 basis point SOFR adjustment and extend the maturity date to March 2029, with two optional six-month extensions.

- At December 31, 2025, we had $664.9 million of available borrowing capacity under our Unsecured Credit Facility and held $72.7 million in cash and cash equivalents, excluding our Joint Venture partner's 6% share that we consolidate and report in our financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024

The tables below summarize our revenues, property expenses and depreciation and other amortization by various categories for the years ended December 31, 2025 and 2024.

Same Store Properties: Same store properties include those that were owned and in service prior to January 1, 2024 and remained in service through December 31, 2025. Same store properties also includes developments and redevelopments placed in service prior to January 1, 2024. A property is considered placed in service when it meets one of the following criteria: (i) acquired properties with occupancy of at least 75% at acquisition, unless we anticipate tenant move-outs within two years of ownership would reduce occupancy below 75%; (ii) acquired properties with occupancy less than 75% at acquisition are placed in service upon reaching the earlier of 90% occupancy or one year subsequent to acquisition; (iii) developments, redevelopments and acquired income-producing land parcels for which our ultimate intent is to redevelop or develop on the land parcel are placed in service upon the earlier of reaching 90% occupancy or one year after construction completion; and (iv) properties acquired with occupancy greater than 75% but with anticipated move out within two years of ownership, are placed in service upon the earlier of reaching 90% occupancy or twelve months after tenant move out. Properties are moved from the same store category to the redevelopment classification when projected capital expenditures are estimated to exceed 20% of the property's undepreciated gross book value.

Acquired Properties: Acquired properties are properties that were purchased subsequent to December 31, 2023 and held as an operating property through December 31, 2025.

Sold Properties: Sold properties are properties that were disposed of subsequent to December 31, 2023.

Developments and Redevelopments: Developments and redevelopments (collectively referred to as "(Re)Developments") include properties that were either: (i) not substantially complete 12 months prior to January 1, 2024; or (ii) not stabilized prior to January 1, 2024.

Other Revenues and Property Expenses: Other revenues are derived from the operations of properties not placed in service under one of the categories discussed above, the operations of our maintenance company, interest income, joint venture fees and other miscellaneous revenues. Other property expenses are derived from the operations of properties not placed in service under one of the categories discussed above, the operations of our maintenance company, vacant land expenses and other miscellaneous regional expenses.

During the year ended December 31, 2025, one industrial property, totaling approximately 0.1 million square feet of GLA, was taken out of service with the intent for future redevelopment. As a result of taking this industrial property out of service, the results of operations associated with this property were reclassified from the same store property classification to the other classification.

Our future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition, (re)development and sale of properties. Our future revenues and expenses may vary materially from historical rates.

Our net income was $264.1 million and $296.0 million for the years ended December 31, 2025 and 2024, respectively.

For the years ended December 31, 2025 and 2024, the average daily occupancy rate of our same store properties was 94.9% and 95.4%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In thousands)			
REVENUES				
Same Store Properties	$ 659,878	$ 625,807	$ 34,071	5.4 %
Acquired Properties	12,430	1,485	10,945	737.0 %
Sold Properties	1,979	11,714	(9,735)	(83.1)%
(Re) Developments	42,446	18,337	24,109	131.5 %
Other	10,343	12,298	(1,955)	(15.9)%
Total Revenues	$ 727,076	$ 669,641	$ 57,435	8.6 %

Revenues from same store properties increased $34.1 million primarily due to increases in rental rates and tenant recoveries, offset by a decrease in occupancy. Revenues from acquired properties increased $10.9 million due to the nine industrial properties acquired subsequent to December 31, 2023 totaling approximately 2.1 million square feet of GLA. Revenues from sold properties decreased $9.7 million due to the 29 industrial properties sold subsequent to December 31, 2023 totaling approximately 1.5 million square feet of GLA. Revenues from (re)developments increased $24.1 million due to an increase in occupancy and tenant recoveries. Revenues from other decreased $2.0 million due to a decrease in interest income, a decrease in revenues from properties that were previously occupied and a decrease in joint venture fees, offset by legal settlement proceeds.

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In thousands)			
PROPERTY EXPENSES				
Same Store Properties	$ 161,373	$ 153,279	$ 8,094	5.3 %
Acquired Properties	2,035	390	1,645	421.8 %
Sold Properties	466	2,540	(2,074)	(81.7)%
(Re) Developments	10,784	7,730	3,054	39.5 %
Other	16,822	18,882	(2,060)	(10.9)%
Total Property Expenses	$ 191,480	$ 182,821	$ 8,659	4.7 %

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance and other property related expenses. Property expenses from same store properties increased $8.1 million primarily due to increases in real estate taxes and repairs and maintenance expenses. Property expenses from acquired properties increased $1.6 million due to properties acquired subsequent to December 31, 2023. Property expenses from sold properties decreased $2.1 million due to properties sold subsequent to December 31, 2023. Property expenses from (re)developments increased $3.1 million primarily due to the substantial completion of developments. Property expenses from other decreased $2.1 million primarily due to the capitalization of real estate taxes related to ongoing construction preparation activities on certain land parcels during the year ended December 31, 2025 as well as demolition costs incurred during the year ended December 31, 2024 to prepare certain land sites for construction.

General and administrative expense remained relatively unchanged.

Joint Venture development services expense, representing payments made to a third party for property development assistance within the Joint Venture, decreased by $0.9 million, or 58.9%. This decrease is primarily attributable to a reduction in development activities by our Joint Venture during the year ended December 31, 2025, compared to the year ended December 31, 2024.

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
		(In thousands)		
DEPRECIATION AND OTHER AMORTIZATION				
Same Store Properties	$ 157,639	$ 155,989	$ 1,650	1.1 %
Acquired Properties	8,851	778	8,073	1,037.7 %
Sold Properties	298	1,897	(1,599)	(84.3)%
(Re) Developments	16,933	10,080	6,853	68.0 %
Corporate Furniture, Fixtures and Equipment and Other	1,595	3,195	(1,600)	(50.1)%
Total Depreciation and Other Amortization	$ 185,316	$ 171,939	$ 13,377	7.8 %

Depreciation and other amortization from same store properties remained relatively unchanged. Depreciation and other amortization from acquired properties increased $8.1 million due to properties acquired subsequent to December 31, 2023. Depreciation and other amortization from sold properties decreased $1.6 million due to properties sold subsequent to December 31, 2023. Depreciation and other amortization from (re)developments increased $6.9 million primarily due to an increase in depreciation and amortization related to completed developments. Depreciation from corporate furniture, fixtures and equipment and other decreased $1.6 million due to certain improvements on land parcels, for which our ultimate intent is to redevelop or develop, becoming fully depreciated.

 For the year ended December 31, 2025, we recognized $26.9 million of gain on sale of real estate related to the sale of seven industrial properties totaling approximately 0.3 million square feet of GLA and a land parcel. For the year ended December 31, 2024, we recognized $112.0 million of gain on sale of real estate related to the sale of 22 industrial properties totaling approximately 1.2 million square feet of GLA.

 Interest expense increased by $1.9 million, or 2.3%, primarily due to a higher weighted average debt balance of $2,392.4 million for the year ended December 31, 2025, as compared to $2,220.7 million for the year ended December 31, 2024, offset by a decrease in the weighted average interest rate to 4.08% for the year ended December 31, 2025 as compared to 4.11% for the year ended December 31, 2024 and an increase in capitalized interest of $4.5 million during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

 Amortization of debt issuance costs increased by $1.4 million, or 38.0%, primarily due to financing costs incurred related to the amendment and restatement of the Unsecured Credit Facility, the amendment and restatement of our $200.0 million term loan and the issuance of $450.0 million of senior notes.

 Equity in income of joint venture increased by $30.4 million, or 707.2%, primarily due to our pro-rata share of gain from the sales of real estate by the Joint Venture and related incentive fees. Both periods include the 6% interest held by our partner in the Joint Venture, which is consolidated and reported in our financial statements.

 Income tax expense increased $9.2 million, or 151.6%, primarily due to an increase in our pro-rata share of taxable gain and incentive fees from the Joint Venture.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

A discussion of changes in our results of operations between 2024 and 2023 can be found in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Critical Accounting Policies

A critical accounting policy is one that involves an estimate or assumption that is subjective and requires management judgment about the effect of a matter that is inherently uncertain and material to an entity's financial condition and results of operations. Of the significant accounting policies discussed in Note 2 to the Consolidated Financial Statements, we believe the following policies relate to the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- *Acquisitions of Real Estate Assets:* We allocate the purchase price of acquired real estate, including real estate acquired as a portfolio, based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and deferred lease intangible assets and liabilities. The purchase price is allocated to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. This valuation incorporates significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. Above and below market lease intangibles are valued based on the present value of the difference between prevailing market rental rates and the in-place rental rates measured over a period equal to the remaining term of the lease for above market leases or the remaining term of the lease plus the term of any below market fixed rate renewal options for below market leases. The purchase price is further allocated to in-place lease values based on an estimate of the lease revenue expected during a reasonable lease-up period, assuming the property was vacant on the date of acquisition.

- *Impairment of Real Estate Assets:* We review the carrying value of our long-lived real estate assets for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The judgments regarding the existence of indicators of impairment are based on the operating performance, market conditions, and our intent and ability to hold each property. The judgments regarding whether the carrying amounts of these assets may not be recoverable are based on estimates of future undiscounted cash flows from properties which include estimates of future operating performance and market conditions. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. The impairment assessment and fair value measurement requires the use of estimates and assumptions, including the timing and amounts of cash flow projections, discount rates and terminal capitalization rates.

Liquidity and Capital Resources

Cash Flow Activity

The following table summarizes our cash flow activity for the Company for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
	(In thousands)			
Net cash provided by operating activities	$	461,263	$	352,488
Net cash used in investing activities		(524,179)		(131,620)
Net cash provided by (used in) financing activities		89,266		(213,030)

The following table summarizes our cash flow activity for the Operating Partnership for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
	(In thousands)			
Net cash provided by operating activities	$	461,336	$	352,542
Net cash used in investing activities		(524,179)		(131,620)
Net cash provided by (used in) financing activities		89,193		(213,084)

Changes in cash flow for the year ended December 31, 2025, compared to the prior year are described as follows:

Operating Activities: Cash provided by operating activities increased $108.8 million, primarily due to the following:

- increase in net operating income ("NOI") from same store properties, acquired properties and recently developed properties of $56.3 million offset by a decrease in NOI due to the disposition of real estate of $7.7 million;

- increase in distributions from our Joint Venture of $54.6 million in 2025 as compared to 2024; and

- increase in accounts payable, accrued expenses, other liabilities, rents received in advance and security deposits due to timing of cash payments; offset by:

  ◦ increase in tenant accounts receivable, prepaid expenses and other assets due to timing of cash receipts.

Investing Activities: Cash used in investing activities increased $392.6 million, primarily due to the following:

- increase of $340.9 million related to the acquisition, development and investment in real estate activity, primarily attributed to higher acquisition-related spending and increased expenditures for developments under construction during the year ended December 31, 2025 as compared to the year ended December 31, 2024; and

- decrease of $118.9 million in net proceeds received from the disposition of real estate in 2025 as compared to 2024; offset by:

  ◦ increase in net distributions of $70.9 million resulting from our Joint Venture in 2025 as compared to 2024.

Financing Activities: Cash provided by financing activities was $89.3 million ($89.2 million for the Operating Partnership) in 2025 as compared to cash used in financing activities of $213.0 million ($213.1 million for the Operating Partnership) in 2024, resulting in an increase of cash provided by financing activities of $302.3 million, primarily due to the following:

- the issuance of senior unsecured notes in 2025 resulting in net proceeds of $443.8 million; offset by:

  ◦ increase in net repayments of borrowings under our Unsecured Credit Facility of $82.0 million in 2025 as compared to 2024;

  ◦ increase in dividend and unit distributions of $37.7 million due to the Company increasing the dividend rate in 2025 as well as a slight increase in common shares and units outstanding; and

  ◦ increase in financing issuance costs of $12.4 million related to the amendment and restatement of the Unsecured Credit Facility and the $200.0 million unsecured term loan, the issuance of senior unsecured notes and the extension of the $300.0 million unsecured term loan in 2025.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Material Cash Requirements

At December 31, 2025, our cash and cash equivalents were approximately $72.7 million, excluding our Joint Venture partner's share of cash and cash equivalents that we consolidate and report in our financial statements. We also had $664.9 million of availability for additional borrowings under our Unsecured Credit Facility as of December 31, 2025.

We have considered our short-term liquidity requirements through December 31, 2026, as well as the adequacy of our estimated cash flow from operations and other expected liquidity sources to meet those requirements. As of December 31, 2025, we had a $300.0 million unsecured term loan scheduled to mature in August 2026. On January 22, 2026, we amended and restated this unsecured term loan to, among other things, extend the maturity to January 2029, with two one-year extension options exercisable subject to the satisfaction of certain conditions, and to increase the principal amount by $75.0 million. Beyond this scheduled maturity, we believe that our principal short-term liquidity needs include funding normal recurring expenses, property acquisitions, developments, expansions, renovations and other nonrecurring capital improvements, debt service requirements, the minimum distributions required to maintain the Company's REIT status under the Code and distributions approved by the Company's Board of Directors. We anticipate meeting these short-term liquidity requirements primarily through cash flows generated by operating activities and proceeds from select asset dispositions. Additional sources of liquidity may include the issuance of other debt or equity securities or borrowings under our Unsecured Credit Facility, subject to market conditions.

We expect to meet our long-term liquidity requirements (beyond December 31, 2026) such as property acquisitions, development projects, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through a combination of select asset dispositions, long-term unsecured and secured indebtedness and the issuance of additional equity securities, subject to market conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We believe that we were in compliance with our financial covenants as of December 31, 2025, and we anticipate that we will be able to operate in compliance with our financial covenants in 2026. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders and noteholders in a manner that could impose and cause us to incur material costs and our access to borrowings on our Unsecured Credit Facility may be limited if we fail to meet any of these covenants. Total debt, exclusive of unamortized debt issuance costs and unamortized discounts, at December 31, 2025 and 2024 is detailed below.

	Weighted Average Interest Rate at December 31, 2025	Outstanding Balance at		Weighted Average Maturity in Years at December 31, 2025
		December 31, 2025	December 31, 2024	
		(In thousands)		
Mortgage Loan Payable (A)	4.17%	$ 9,295	$ 9,643	2.6
Senior Unsecured Notes, Gross				
Senior Unsecured Bonds (A)	5.48%	498,571	48,571	4.9
Private Placement Notes (A)	3.66%	950,000	950,000	3.9
Subtotal		1,448,571	998,571	
Unsecured Term Loans, Gross				
2021 Unsecured Term Loan	N/A	—	200,000	N/A
2022 Unsecured Term Loan II (B)(E)	4.42%	300,000	300,000	1.6
2022 Unsecured Term Loan (C)(E)	3.64%	425,000	425,000	1.8
2025 Unsecured Term Loan (D)(E)	1.83%	200,000	—	4.2
Subtotal		925,000	925,000	
Unsecured Credit Facility (F)	4.44%	183,000	282,000	4.2
Total Debt		$ 2,565,866	$ 2,215,214	

(A) These loans have a fixed interest rate.

(B) The interest rate is based on SOFR, plus a 0.10% SOFR adjustment and a credit spread of 0.85%. We entered into interest rate swaps with an aggregate notional value of $300.0 million, that effectively fix the SOFR component and result in an all-in interest rate of 4.42% at December 31, 2025. These swaps mature in August 2027 ($150.0 million notional) and December 2028 ($150.0 million notional). The weighted average maturity reflected in the table above assumes the exercise of a one-year extension option, subject to the satisfaction of certain conditions.

(C) The interest rate is based on SOFR, plus a 0.10% SOFR adjustment and a credit spread of 0.85%. We entered into interest rate swaps with an aggregate notional value of $425.0 million, that effectively fix the SOFR component and result in an all-in interest rate of 3.64% at December 31, 2025. These swaps mature in September 2027.

(D) The interest rate is based on SOFR, plus a 0.10% SOFR adjustment and a credit spread of 0.85%. We entered into interest rate swaps with an aggregate notional value of $200.0 million, that effectively fix the SOFR component and result in an all-in interest rate of 1.83% at December 31, 2025. These swaps mature in February 2026. During the year ended December 31, 2025, we entered into forward-starting swaps commencing in February 2026, with an aggregate notional value of $200.0 million that fix SOFR at 3.15% and mature in February 2029. The weighted average maturity reflected in the table above assumes the exercise of two one-year extension options, subject to the satisfaction of certain conditions.

(E) On January 22, 2026, we refinanced our $425.0 million unsecured term loan (the "2022 Unsecured Term Loan") and our $300.0 million unsecured term loan (the "2022 Unsecured Term Loan II") and we amended our $200.0 million unsecured term loan (the "2025 Unsecured Term Loan"). See Note 15 to the Consolidated Financial Statements for additional information.

(F) The interest rate is variable and based on SOFR plus a credit spread of 0.775%, and requires us to pay a facility fee of 15 basis points. Our balance under our Unsecured Credit Facility changes depending on our cash needs and the interest rate and facility fee are each subject to adjustment based on our leverage and investment grade rating. The weighted average maturity reflected in the table above assumes the exercise of two six-month extension options, subject to the satisfaction of certain conditions. As of February 11, 2026, we had approximately $726.9 million available for additional borrowings under our Unsecured Credit Facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of December 31, 2025, our senior unsecured notes have been assigned credit ratings from Standard & Poor's, Moody's and Fitch Ratings of BBB/Stable, Baa2/Stable and BBB+/Stable, respectively. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization. In the event of a downgrade, we believe we would continue to have access to sufficient capital. However, our cost of borrowing would increase and our ability to access certain financial markets may be limited.

Our other material cash requirements from known contractual and other obligations as of December 31, 2025 include an estimate of remaining payments on the completion of development projects under construction for the Company of $87.0 million which includes all costs necessary to place the properties into service.

Off-Balance Sheet Arrangements

At December 31, 2025, we had letters of credit and performance bonds outstanding in an aggregate amount of $35.9 million. The letters of credit and performance bonds are not reflected as liabilities on our balance sheet. We have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operation or liquidity and capital resources.

Environmental

We paid approximately $0.8 million and $0.8 million during the years ended December 31, 2025 and 2024, respectively, related to environmental expenditures. We estimate 2026 expenditures of approximately $1.8 million, which has been accrued at December 31, 2025. We further estimate that aggregate expenditures for currently identified environmental issues to be incurred in 2026 and beyond will not exceed approximately $4.5 million, which has been accrued at December 31, 2025.

Inflation

Inflation had a minimal impact on the operating performance of our industrial properties across our markets prior to 2021, due to relatively low inflation rates. However, inflation increased significantly in 2021 and 2022, and although it has moderated since 2023, it remains elevated relative to pre-2021 levels. The future direction of inflation rates is uncertain. If inflation rates increase, this could impact our operations and financial performance. Many of our leases contain provisions designed to mitigate the adverse impact of inflation, including contractual rent escalations and requirements for tenants to pay their proportionate share of property operating expenses. Such expenses include common area expenses, utilities, insurance, real estate taxes, and certain capital expenditures for property maintenance. These measures help reduce our exposure to inflation-driven increases in property operating expenses. However, we remain exposed to certain non-reimbursable property operating expenses, such as costs associated with vacant premises. In addition, while some of our existing leases are below current market rental rates, we believe that lease renewals or re-leasing opportunities will allow us to adjust rental rates upward, aligning them more closely with current market rates. These adjustments could help offset inflationary pressures on our operating expenses. Inflation also continues to affect our development portfolio. Rising costs for materials and other costs increase the expense of property development, impacting our ability to achieve anticipated returns on these projects. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may continue to enter into derivative instruments that mitigate, but do not eliminate, the impact of interest rate changes on our Unsecured Credit Facility and other variable-rate debt.

Market Risk

The following discussion about our risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. Our business subjects us to market risk from interest rates, as described below.

Interest Rate Risk

The following analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments that are held by us at December 31, 2025 that are sensitive to changes in interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At December 31, 2025, $2,379.9 million, or 92.9%, of our total debt, excluding unamortized debt issuance costs, was fixed rate debt, while $183.0 million, or 7.1%, was variable rate debt. At December 31, 2024, $1,933.2 million, or 87.3%, of our total debt, excluding unamortized debt issuance costs, was fixed rate debt, while $282.0 million, or 12.7%, was variable rate debt. The fixed rate debt amounts at December 31, 2025 and 2024 include variable rate debt that has been effectively swapped to a fixed rate through the use of derivative instruments with an aggregate notional amount outstanding of $925.0 million. These derivatives mitigate our exposure to our Unsecured Term Loans' variable interest rates, which are based on SOFR. The use of derivative financial instruments allows us to manage the risk of interest rate increases and the related impact on our earnings and cash flows. We designated all of the swaps related to our Unsecured Term Loans as cash flow hedges. Currently, we do not enter into financial instruments for trading or other speculative purposes. See "Material Cash Requirements" for further details on the derivative instruments. As of December 31, 2025 and 2024, the estimated fair value of our debt was approximately $2,525.4 million and $2,125.3 million, respectively, based on our estimate of the then-current market interest rates.

During the year ended December 31, 2025, we entered into forward-starting swaps with an aggregate notional value of $350.0 million to fix SOFR on our unsecured term loans, replacing expiring swaps and extending hedge coverage. We designated the swaps as cash flow hedges. See Note 12 to the Consolidated Financial Statements for a discussion of the swaps.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not our earnings or cash flows. Conversely, for variable rate debt, changes in the base interest rate used to calculate the all-in interest rate generally do not impact the fair value of the debt, but would affect our future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on us until we are required to refinance such debt. See Note 4 to the Consolidated Financial Statements for a discussion of the maturity dates of our various fixed rate debt.

Our variable rate debt is subject to risk based upon prevailing market interest rates. If the SOFR rate component relevant to our variable rate debt were to have increased 10%, we estimate that our interest expense during the years ended December 31, 2025 and 2024 would have increased by approximately $0.8 million and $1.5 million, respectively, based on our average outstanding floating-rate debt during the years ended December 31, 2025 and 2024. Additionally, if weighted average interest rates on our weighted average fixed rate debt were to have increased by 10% due to refinancing, interest expense would have increased by approximately $9.0 million and $7.5 million during the years ended December 31, 2025 and 2024, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Supplemental Earnings Measure

Investors in and industry analysts following the real estate industry utilize funds from operations ("FFO") and NOI as supplemental performance measures of an equity REIT. Historical cost accounting for real estate assets in accordance with accounting principles generally accepted in the United States of America ("GAAP") implicitly assumes that the value of real estate assets diminishes predictably over time through depreciation. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors prefer to supplement operating results that use historical cost accounting with measures such as FFO and NOI, among others. We provide information related to FFO and same store NOI ("SS NOI") both because such industry analysts are interested in such information, and because our management believes FFO and SS NOI are important performance measures. FFO and SS NOI are factors used by management in measuring our performance, including for purposes of determining the compensation of our executive officers under our 2025 incentive compensation plan.

Neither FFO nor SS NOI should be considered as a substitute for net income, or any other measures derived in accordance with GAAP. Neither FFO nor SS NOI represents cash generated from operating activities in accordance with GAAP and neither should be considered as an alternative to cash flow from operating activities as a measure of our liquidity, nor is either indicative of funds available for our cash needs, including our ability to make cash distributions. Additionally, our method for calculating FFO and SS NOI may differ from those used by other real estate companies, limiting comparability.

Funds From Operations

The National Association of Real Estate Investment Trusts ("NAREIT") has recognized and defined for the real estate industry a supplemental measure of REIT operating performance, FFO, that excludes historical cost depreciation, among other items, from net income determined in accordance with GAAP. FFO is a non-GAAP financial measure. FFO is calculated by us in accordance with the definition adopted by the Board of Governors of NAREIT and may not be comparable to other similarly titled measures of other companies. In accordance with the NAREIT definition of FFO, we calculate FFO to be equal to net income available to First Industrial Realty Trust, Inc.'s common stockholders and participating securities, plus depreciation and other amortization of real estate, plus impairment of real estate, minus gain or plus loss on sale of real estate, net of any income tax provision or benefit associated with the sale of real estate. We also exclude the same adjustments from our share of net income from an unconsolidated joint venture.

Management believes that the use of FFO available to common stockholders and participating securities, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that, by excluding gains or losses related to sales of real estate assets, impairment of real estate assets and real estate asset depreciation and amortization, investors and analysts are able to identify the operating results of the long-term assets that form the core of a REIT's activity and use these operating results for assistance in comparing these operating results between periods or to those of different companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows a reconciliation of net income available to common stockholders and participating securities to the calculation of FFO available to common stockholders and participating securities as follows:

	Year Ended December 31,				
	2025	2024	2023	2022	2021
	(In thousands)				
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$247,443	$287,554	$274,816	$359,134	$270,997
Adjustments:					
Depreciation and Other Amortization of Real Estate	184,682	171,207	162,098	146,448	130,062
Depreciation and Other Amortization of Real Estate in the Joint Venture	2,614	2,758	—	—	—
Gain on Sale of Real Estate	(26,905)	(111,970)	(95,650)	(128,268)	(150,310)
Gain on Sale of Real Estate (Including Incentive Fees) from the Joint Venture	(34,184)	(1,756)	(28,034)	(115,024)	—
Income Tax Provision - Excluded from FFO	13,909	4,542	7,311	23,658	4,853
Noncontrolling Interest Share of Adjustments	4,217	(1,850)	2,126	15,222	357
Funds from Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$391,776	$350,485	$322,667	$301,170	$255,959

Same Store Net Operating Income

We consider cash basis SS NOI to be a useful non-GAAP supplemental measure of our operating performance. We believe SS NOI enhances the comparability of a company's real estate portfolio to that of other real estate companies. SS NOI reflects the results of operations of properties that were owned and placed in service prior to January 1, 2024, and remained in service through the end of the reporting period.

We define SS NOI as revenues minus property expenses such as real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses. SS NOI is further adjusted to exclude the NOI of properties that are not included in the same store pool. Additionally, we exclude the impact of straight-line rent, above and below market rent amortization and lease termination fees, as we believe excluding them provides a more meaningful reflection of cash-basis rental growth and allows for a more consistent year-over-year analysis of property-level performance. SS NOI does not include depreciation and amortization, general and administrative expense, interest expense, income tax benefit and expense, equity in income or loss from joint venture, joint venture fees and joint venture development services expense.

The primary factors influencing SS NOI are occupancy levels, changes in rental rates and fluctuations in tenant recoveries. Our ability to grow SS NOI is largely dependent on our success in leasing space and recovering property operating costs from tenants under existing lease agreements.

The following table shows a reconciliation of the same store revenues and property expenses, as disclosed in the results of operations and reconciled to revenues and expenses reflected on the statements of operations, to SS NOI for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
	(In thousands)	
Same Store Revenues	$ 659,878	$ 625,807
Same Store Property Expenses	(161,373)	(153,279)
Same Store Net Operating Income Before Same Store Adjustments	$ 498,505	$ 472,528
Same Store Adjustments:		
Straight-line Rent	(8,080)	(9,102)
Above (Below) Market Lease Amortization	(2,117)	(3,038)
Lease Termination Fees	(685)	(589)
Same Store Net Operating Income	$ 487,623	$ 459,799

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows a reconciliation of net income available to common stockholders and participating securities to cash basis SS NOI without lease termination fees for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
	(In thousands)	
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$ 247,443	$ 287,554
Interest Expense	84,886	82,973
Depreciation and Other Amortization of Real Estate	184,682	171,207
Depreciation and Other Amortization of Real Estate in the Joint Venture	2,614	2,758
Income Tax Provision - Allocable to FFO	1,373	1,533
Net Income Attributable to the Noncontrolling Interests	16,636	8,434
Equity in FFO from Joint Venture Attributable to the Noncontrolling Interest	(372)	(636)
Amortization of Debt Issuance Costs	5,033	3,646
Depreciation of Corporate FF&E	634	732
Gain on Sale of Real Estate	(26,905)	(111,970)
Gain on Sale of Real Estate from Joint Venture	(34,184)	(1,756)
Income Tax Provision - Excluded from FFO	13,909	4,542
General and Administrative	41,945	40,935
Equity in FFO from Joint Venture, Net of Noncontrolling Interest	(2,727)	(4,661)
Net Operating Income	$ 534,967	$ 485,291
Non-Same Store Net Operating Income	(36,462)	(12,763)
Same Store Net Operating Income Before Same Store Adjustments	$ 498,505	$ 472,528
Straight-line Rent	(8,080)	(9,102)
Above (Below) Market Lease Amortization	(2,117)	(3,038)
Lease Termination Fees	(685)	(589)
Same Store Net Operating Income (Cash Basis without Termination Fees)	$ 487,623	$ 459,799

Subsequent Events

On January 22, 2026, we refinanced the 2022 Unsecured Term Loan to, among other things, extend its maturity date to January 2030 (with our option to extend the maturity date of the loan by one year) and eliminate the 10 basis point SOFR adjustment. We also refinanced the 2022 Unsecured Term Loan II to, among other things, extend its maturity date to January 2029 (with our option to extend the maturity date two years via two one-year extension options), increase the principal amount of the loan to $375.0 million and eliminate the 10 basis point SOFR adjustment. In conjunction with these refinancings, we also amended the 2025 Unsecured Term Loan to, among other things, eliminate the 10 basis point SOFR adjustment.

RISK FACTORS

Our operations involve various risks that could adversely affect our business, including our financial condition, our results of operations, our cash flow, our liquidity, our ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units. These risks, among others contained in our other filings with the SEC, include:

Risks Related to our Business:

Real estate investments fluctuate in value depending on conditions in the general economy and the real estate industry. These conditions may limit our revenues and available cash.

The factors that affect the value of our real estate and the revenues we derive from our properties include, among other things:

- general economic conditions;
- local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties;
- local conditions such as oversupply or a reduction in demand;
- increasing labor and material costs;
- the ability to collect on a timely basis all rents from tenants;
- changes in tenant operations, real estate needs and credit;
- changes in interest rates and in the availability, cost and terms of financing;
- zoning or other legislative and regulatory restrictions;
- competition from other available real estate;
- operating costs, including maintenance, insurance premiums and real estate taxes; and
- other factors that are beyond our control.

Our investments in real estate assets are concentrated in the industrial sector, and the demand for industrial space in the United States is related to the level of economic output. Accordingly, reduced economic output may lead to lower occupancy rates for our properties. In addition, if any of our tenants experiences a downturn in its business that weakens its financial condition, delays lease commencement, fails to make rental payments when due, becomes insolvent or declares bankruptcy, the result could be a termination of the tenant's lease, which could adversely affect our cash flow from operations. These factors may be amplified by a disruption of financial markets or more general economic conditions.

General economic conditions and other events or occurrences that affect areas in which our properties are geographically concentrated may impact financial results.

We are exposed to the economic conditions and other events and occurrences in the local, regional and national geographies in which we own properties. We are also impacted by global events and occurrences. Our operating performance is further impacted by the economic conditions of the specific markets in which we have concentrations of properties.

At December 31, 2025, operating properties located in California (Northern California and Southern California markets) and Pennsylvania, our two largest regions, represented 26.3% and 11.4%, respectively, of our consolidated net operating income for the year ended December 31, 2025. The revenues generated from, and the value of, these properties are subject to local real estate conditions, such as oversupply or reduced demand for industrial properties, as well as the local economic climate. Factors like business layoffs, industry slowdowns, demographics shifts and other economic changes may adversely impact the economies of California and Pennsylvania. Given our significant investments in these states, any economic downturn in the economy or unfavorable changes in the real estate market dynamics, including changes to state income tax and property tax laws, could adversely affect our business.

Additionally, we own properties situated in and around ports, making them susceptible to fluctuations in trade activity. Changes and/or anticipated changes in tariffs, trade policies, labor disruptions and other economic factors could reduce tenant demand for storage of imported goods in our facilities. This may lead to higher market vacancies, downward pressure on rental rates and potential declines in property value.

Our operating performance could be adversely affected if market conditions deteriorate in any of the markets in which we have a concentration of properties. Factors such as an oversupply of logistics space or a reduction in demand for such space, among other factors, may negatively impact operating conditions. Any material oversupply of logistics space or material reduction in demand for logistics space could adversely affect our overall business.

RISK FACTORS

International trade disputes, including U.S. trade tariffs and retaliatory tariffs, could adversely impact our business.

Ongoing international trade disputes, including threatened or implemented tariffs and other measures employed by the U.S. and its trading partners continue to create uncertainty and potential disruption across supply chains. Many of our tenants rely on imported goods or components, and increased trade barriers could increase their costs. To the extent our tenants are unable to pass these costs on to their customers, our tenants could be adversely impacted, which in turn could impact their ability to meet lease obligations.

In addition, international trade disputes, including those related to tariffs, could result in inflationary pressures that directly impact our costs, such as construction materials and equipment used in our development and redevelopment projects. Persistent supply-chain disruptions could delay project timelines or elevate capital expenditures. Because global trade policy remains fluid and subject to rapid change, additional tariffs, restrictions, or retaliatory actions could further impact our tenants, operations, and financial results.

Many real estate costs are fixed, even if income from properties decreases.

Our financial results depend on leasing space to tenants on terms favorable to us. Our income and funds available for distribution to our stockholders and unitholders will decrease if a significant number of our tenants cannot pay their rent or we are unable to lease properties on favorable terms. In addition, if a tenant defaults on its rent payments or declares bankruptcy, we may face delays in enforcing our rights as a landlord and incur substantial legal costs. Costs associated with real property, such as real estate taxes and maintenance, generally are not reduced when income from the property declines. Tenant bankruptcies can further exacerbate these challenges by limiting our remedies and potentially resulting in the rejection of leases, negatively affecting our financial results.

We may be unable to renew leases or find other tenants on advantageous terms or at all.

We are subject to the risk that expiring leases may not be renewed, or the spaces subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than the expiring lease terms. If we are unable to promptly renew a significant number of expiring leases or to relet the spaces at competitive rental rates, our financial condition, results of operation, cash flow and ability to make distributions to our stockholders and unitholders could be adversely affected. Furthermore, such challenges could negatively impact the market price of the Company's common stock and the market value of the Units.

We may be unable to acquire real estate on advantageous terms or acquisitions may not perform as we expect.

As part of our investment strategy, we routinely acquire real estate from third parties and we intend to continue to do so. However, the acquisition of properties entails various risks, including risks that our investments may not perform as expected and that our cost estimates for bringing an acquired property up to market standards, if necessary, may prove inaccurate. Further, we face significant competition for attractive investment opportunities from real estate investors who may be well-capitalized or have other competitive advantages, including publicly-traded REITs and private investors. This competition increases when real estate investments are perceived as more attractive relative to other asset classes. Consequently, we may be unable to acquire additional real estate and purchase prices may increase.

Future acquisitions are expected to be funded through a combination of sources, including borrowings under the Unsecured Credit Facility, proceeds from equity or debt offerings, debt originations, and property sales. However, these funding sources may not always be available on acceptable terms or at all, which could limit our ability to pursue new opportunities.

Moreover, properties are often sold "as is," "where is," and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. As a result, we face heightened risk of unanticipated issues, including potential loss of invested capital or rental income from such properties.

These risks, individually or collectively, could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units.

RISK FACTORS

We may be unable to sell properties when appropriate or at all because real estate investments are not as liquid as certain other types of assets.

Real estate assets are inherently less liquid than other types of investments, which could limit our ability to adjust our property portfolio in response to changes in economic conditions or portfolio performance. This limitation could adversely affect our financial condition, ability to service debt and capacity to make distributions to our stockholders and unitholders. In addition, as a REIT, our ability to sell properties is further restricted by tax laws, including punitive taxation on asset sales that fail to meet safe harbor rules or other established criteria.

We may be unable to sell properties on advantageous terms.

We sell properties from time to time to third parties as market conditions warrant and we intend to continue doing so. However, our ability to sell properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers. If we are unable to sell properties on favorable terms or to redeploy the proceeds in accordance with our business strategy, then our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected. Further, if we provide financing to purchasers as part of a sale, defaults by the purchasers could further harm our operations and financial condition.

We may be unable to complete development and re-development projects on advantageous terms.

As part of our business, we develop new properties and re-develop existing properties, both of which carry significant risks, including:

- we may not be able to obtain financing for these projects on favorable terms or within desired timeframes;
- we may experience delays in obtaining construction materials, or cost overruns may occur due to inflationary pressures, supply chain disruptions, or increased material costs, including those driven by tariffs or other trade-related factors;
- we may not complete construction on schedule or within budget;
- we may not be able to obtain, or may experience delays in obtaining necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;
- contractor and subcontractor disputes, strikes, labor shortages, or supply chain disruptions may occur;
- contractors, subcontractors, or design professionals may cause damage, design errors or other negligent actions with respect to our properties; and
- properties may perform below anticipated levels, producing cash flow below budgeted amounts, which could lead to unprofitable investments or limit our ability to sell such properties.

To the extent these risks result in increased debt service expense, higher construction costs or delays in budgeted leasing, they could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, as well as the market price of the Company's common stock and the market value of the Units.

We may incur unanticipated costs and liabilities due to environmental problems.

Under various federal, state and local laws and regulations, we may be liable, as a current or previous owner, developer or operator of real estate, for the costs of cleaning up hazardous or toxic materials found on, in or emanating from a property as well as for any related damages to natural resources. These laws and regulations may impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to properly address the conditions, may adversely affect our ability to rent, sell or finance a property or to use it as collateral for indebtedness. In addition, we may be held liable for clean-up costs or natural resource damages stemming from the treatment or disposal of hazardous materials at off-site facilities, even if the facility is not owned or operated by us. No assurance can be given that environmental assessments performed with respect to our properties have identified all existing or potential environmental liabilities, that prior owners or operators did not create undiscovered environmental conditions, or that such conditions will not arise in the future. Moreover, we cannot predict whether changes to environmental laws and regulations, or their interpretation or enforcement, will result in material environmental liabilities, or whether our properties may be adversely affected by nearby activities or conditions beyond our control, such as underground storage tank leaks or releases by unrelated third parties.

RISK FACTORS

At the time of acquisition, all of our properties are subject to a Phase I or similar environmental assessment conducted by an independent consultant. These assessments are intended to identify recognized environmental conditions associated with the surveyed property and surrounding areas but typically do not include soil sampling, subsurface investigation, remediation or asbestos surveys. While some assessments have led to further investigation and sampling, none have identified material environmental liabilities that we believe, individually or in the aggregate, would adversely affect our business, financial condition or results of operations. However, we cannot give any assurance that such conditions do not exist or may not arise in the future.

 Environmental laws and regulations in the U.S. also impose obligations on building owners or operators regarding the management of asbestos-containing materials, including requirements for handling, disclosure, and abatement during renovation or demolition, as well as penalties for non-compliance. In addition, third parties may also seek recovery for asbestos-related injuries. Some of our properties may contain asbestos-containing building materials.

We maintain a portfolio-level environmental insurance policy intended to address certain unknown environmental liabilities; however coverage is under this policy is subject to policy terms, conditions and limitations, may not be sufficient to cover all potential losses and may not be available on commercially reasonable terms, or at all, upon renewal. From time to time, we may acquire properties or interests in properties, with known adverse environmental conditions where we believe the associated risks and costs are quantifiable and the acquisition will yield a superior risk-adjusted return. In such cases, we underwrite the costs of environmental investigation, remediation and monitoring costs in the purchase price. Additionally, in connection with certain property dispositions, we may agree to retain responsibility for certain environmental conditions, including costs associated with monitoring and/or remediating such conditions.

We may incur significant costs to comply with various federal, state and local laws and regulations applicable to our properties.

Our properties are subject to various federal, state and local laws and regulations, including, without limitation, those related to zoning, zoning moratoria, the Americans with Disabilities Act of 1990 (the "ADA"), fire and safety regulations, and greenhouse gas emissions. Compliance with these laws and regulations may require us to make substantial improvements or capital expenditures, or implement operational changes, and we may not be able to effectively pass these costs on to our tenants. Failure to comply with applicable laws and regulations could result in fines, penalties, or the award of damages or attorneys' fees to private litigants. In addition, compliance obligations imposed on our tenants could adversely affect their financial condition and ability to meet their lease obligations, which could negatively impact leasing or re-leasing our properties. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional laws or regulations will not be adopted that increase delays or result in additional costs. If we incur substantial compliance-related costs, our financial condition, results of operations, cash flow, ability to satisfy debt service obligations and to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected.

Adverse market and economic conditions could result in impairment charges.

We regularly review our real estate assets for impairment indicators, such as declines in occupancy rates, deteriorating market conditions or changes in the anticipated holding period of a property. If such indicators are present, we assess whether the carrying value of any asset is recoverable, which may require us to recognize an impairment charge. The determination of whether an impairment exists, and the amount of any such impairment, requires the exercise of significant judgment, including assumptions regarding future cash flows, capitalization rates and expected holding periods. These assumptions are inherently subjective and may differ from actual results. Changes in market conditions or in our expectations regarding a property could result in impairment charges in future periods. Any such impairment charges could materially and adversely affect our business, financial condition and results of operations.

We may be subject to risks and liabilities in connection with joint venture arrangements.

Our organizational documents do not limit the amount of funds that we may invest in joint ventures. We have entered into, and may in the future enter into, joint venture arrangements to acquire, own, develop and/or operate properties when we determine such arrangements to be appropriate. Investments in joint ventures involve risks that are not present when we operate properties independently, including: (i) joint venture partners may have approval or veto rights over major decisions, which could delay, restrict or prevent actions that we believe are necessary or advisable and could adversely affect our ability to develop, finance, lease or sell joint venture properties on a timely basis or on favorable terms, or at all; (ii) joint venture partners may experience financial distress or otherwise fail to fund their share of required capital contributions; (iii) joint venture partners may have economic, business or other objectives that differ from or conflict with ours, which could adversely affect the operation, management, financing or disposition of joint venture properties; (iv) joint venture partners may have the power to act contrary to our policies or objectives, including those necessary to maintain the Company's qualification as a REIT; (v) joint venture agreements typically restrict transfers of ownership interests and may limit our ability to sell our interest in a joint venture at a time or on terms that are favorable to us; (vi) disputes with joint venture partners may result in costly litigation or arbitration, increase our expenses, divert the attention of our employees, officers and directors from our business, and may subject the joint venture properties to additional risk; and (vii) in certain circumstances, we may be held liable for the actions or decisions of our joint venture partners.

The occurrence of one or more of these events could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units.

We own certain properties subject to ground leases that expose us to risks.

For certain of our properties, we own the building and other improvements but have leased the underlying land pursuant to a long-term ground lease. These arrangements expose us to unique risks, including the potential loss of our interest in the properties if we breach the terms of the ground leases, fail to extend or renew them, or if they are otherwise terminated. As the ground lease termination dates approach, the values of the properties could decline if extensions or renewals are not secured. Additionally, certain ground leases include annual payment escalations and/or periodic fair market value adjustments which could increase our lease obligations over time. These factors may adversely affect our financial condition, results of operations or ability to generate income from these properties.

We are exposed to the impacts of adverse weather events and natural disasters.

Our portfolio is subject to the physical and financial risks of adverse weather events and natural disasters, particularly due to our significant investment in properties located in coastal markets, including Southern California, Northern California, Houston, Seattle and South Florida. These areas are also targeted markets for future growth. Properties in these regions are vulnerable to catastrophic weather and natural events, such as severe storms, drought, earthquakes, floods, freezes and wildfires. The frequency and severity of such events may continue to rise, potentially disrupting tenant operations, damaging our properties, increasing operating and capital costs and impairing tenants' ability to pay rent. Climate-related disruption could also adversely affect our ability to lease, develop or sell properties or to use them as collateral for financings.

While we maintain comprehensive insurance coverage to mitigate casualty risks, in amounts and of a kind that we believe are appropriate for the markets where our properties and their business operations are located, there is no assurance that insurance companies will continue to offer sufficient coverage or do so at commercially reasonable rates. Increases in insurance premiums, higher deductibles, reduced availability of coverage, or uninsured losses could materially affect our financial condition, results of operations, and cash flows. In addition, evolving regulatory requirements and market expectations related to environmental sustainability, energy efficiency, and greenhouse gas emissions may require additional capital investment or compliance costs that could affect our financial performance and operations.

Our insurance coverage may not cover all potential losses.

Real property is subject to casualty risk including damage, destruction, or loss caused by unusual, sudden and unexpected events. Some of our properties are located in geographic areas that are subject to increased risk of hurricanes, earthquakes, windstorms, wildfires and flooding. We maintain insurance coverage that we believe is customary and appropriate for the markets in which our properties and their business operations are located. Among other coverage, we carry property, boiler and machinery, general liability, cyber liability, fire, flood, terrorism, earthquake, windstorm, owner's protective professional indemnity and rental loss insurance.

Our insurance policies contain customary specifications and limits and do not insure the aggregate total replacement cost of our portfolio. We periodically evaluate our insurance limits, coverages and deductibles using industry-standard analysis and modeling. However, we do not insure against all types of casualty risks, and we may not fully insure against certain perils including earthquakes, windstorms, floods, pandemics, war, civil unrest and cyber events, either because such coverage is unavailable, subject to significant exclusions or limitations, or because we believe the costs of such coverage is not economically feasible or prudent.

Furthermore, we cannot be sure that insurance companies will continue to offer products with sufficient coverage at commercially reasonable rates. We may incur significant losses in the event of an uninsured or underinsured casualty, a loss in excess of policy limits, or a loss not paid due to insurer insolvency or coverage disputes. Such events could result in a significant loss of capital or revenues, and exposure to obligations under recourse debt associated with a property. Any of these outcomes could materially and adversely impact our financial condition, results of operations, and ability to meet our obligations.

Financing and Capital Risks:

Disruptions in the financial markets could affect our ability to obtain financing and may negatively impact our liquidity, financial condition and operating results.

A significant portion of our existing indebtedness was issued through capital markets transactions, and we expect to rely on the capital markets to refinance this indebtedness in the future. However, volatility or disruption in these markets could limit our access to refinancing options. Periodic dislocations, price volatility, and liquidity disruptions in the capital and credit markets, both domestically and internationally, can materially impact market conditions, making financing terms less attractive, and in some cases, entirely unavailable. These challenges could also increase borrowing costs and limit our ability to refinance existing debt on favorable terms. Price volatility in the capital and credit markets could also make the valuation of our properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties that could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment loss in earnings.

Additionally, adverse events in the banking or financial services sectors could directly or indirectly affect our liquidity. Events such as defaults, non-performance or limited liquidity at banks or financial institutions that hold our funds, or broader concerns affecting financial institutions, could expose us to risk. While we actively manage our relationships with financial institutions, we cannot guarantee that disruptions will not occur. Additionally, if any of our tenants or other parties with whom we conduct business are unable to access funds from their bank or financial institutions, such parties' ability to pay their obligations to us could be adversely affected.

Furthermore, our access to liquidity under our Unsecured Credit Facility depends on the continued performance of the participating lenders. If one or more lenders default on their commitments, our ability to borrow under this facility could be restricted. If our access to debt or equity securities or our ability to borrow under our Unsecured Credit Facility were impaired by volatility in or disruption of the capital markets, it could have a material adverse effect on our liquidity and financial condition.

Debt financing, the degree of leverage and rising interest rates could reduce our cash flow.

We use debt to increase the returns to our stockholders and unitholders and to support investments that would otherwise be beyond our immediate financial capacity. However, this use of leverage presents additional risks, particularly if cash flow from our properties is insufficient to cover both debt payment obligations and the distribution requirements of the REIT provisions of the Code. In addition, increased interest rates would reduce our cash flow by increasing the amount of interest due on our floating rate debt and on our fixed rate debt as it matures and is refinanced. Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur.

Covenants in our debt agreements could limit our flexibility and adversely affect our financial condition.

The terms of our agreements governing our indebtedness require that we comply with a number of financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. Complying with such covenants may limit our operational flexibility. A breach of any covenant, even if we have satisfied our payment obligations, could result in a default under the applicable debt agreement. Consistent with our historical practice, we intend to interpret and certify our performance under these covenants in a good faith manner that we deem reasonable and appropriate. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by the noteholders or lenders in a manner that could impose and cause us to incur material costs. Our ability to meet our financial covenants may be adversely affected if economic and credit market conditions limit our ability to reduce our debt levels consistent with, or result in net operating income below, our current expectations. Under our Unsecured Credit Facility and our unsecured term loans, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred that could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement.

RISK FACTORS

In the event of default, we would be subject to higher finance costs and fees, and the lenders under our Unsecured Credit Facility would not be required to provide additional funding. In addition, our indebtedness, together with accrued and unpaid interest and fees, could be accelerated and declared immediately due and payable. Furthermore, our Unsecured Credit Facility, unsecured term loans and the indentures governing our senior unsecured notes contain cross-default provisions that may be triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure our Unsecured Credit Facility, our unsecured term loans or our senior unsecured notes (which includes our private placement notes), depending on which is in default, and such restructuring could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units. If repayment of any of our indebtedness is accelerated, we cannot provide assurance that we would be able to borrow sufficient funds to refinance such indebtedness or that we would be able to sell sufficient assets to repay such indebtedness. Even if new financing is available, it may not be on commercially reasonable or acceptable terms.

Adverse changes in our credit ratings could negatively impact our liquidity and business operations.

Our credit ratings, including those assigned to our senior unsecured notes, are based on various factors, such as our operating performance, liquidity and leverage ratios, overall financial position and other criteria utilized by the credit rating agencies in their analyses. These ratings can influence the availability, terms and pricing of any indebtedness we may incur, as well as preferred stock offerings we may issue going forward. There is no assurance that we will be able to maintain any credit rating and, in the event any credit rating is downgraded, or the perception that a downgrade is imminent, we could incur higher borrowing costs or may be unable to access certain or any capital markets.

The REIT distribution requirements may limit our ability to retain capital and require us to turn to external financing sources.

As a REIT, the Company must distribute at least 90% of its taxable income (determined without regard to the dividends-paid deduction and by excluding any net capital gain) to its stockholders annually, and we may be subject to additional tax to the extent our taxable income is not fully distributed. The Company could, in certain instances, have taxable income without sufficient cash to enable it to meet this requirement. In that situation, we could be required to borrow funds or sell properties on adverse terms in order to satisfy the distribution requirement.

The distribution requirement could also limit our ability to accumulate capital to provide capital resources for our ongoing business, and to satisfy our debt repayment obligations and other liquidity needs, we may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase our leverage and additional equity offerings may result in substantial dilution of stockholders' and unitholders' interests.

We may have to make lump-sum payments on our existing indebtedness.

We are required to make lump-sum or "balloon" payments under the terms of some of our indebtedness. Our ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on our ability to refinance the applicable indebtedness or to sell properties. Currently, we have no commitments to refinance any of our indebtedness.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In the normal course of business, we use derivatives to manage our exposure to interest rate volatility associated with our debt issuances, anticipated future debt issuances and variable rate borrowings. At times we may also use derivatives to increase our exposure to floating interest rates. There can be no assurance that these hedging arrangements will have the desired beneficial impact. These arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or breakage costs, if we terminate them. Hedging may reduce the overall returns on our investments, which could reduce our cash available for distribution to our stockholders and unitholders. Failure to hedge effectively against interest rate changes may materially and adversely affect our financial condition, results of operations and cash flow. No strategy can completely insulate us from the risks associated with interest rate fluctuations.

To manage these risks, our Board of Directors oversees our use of derivative financial instruments. Our practice is to use derivatives solely to fix interest rates on anticipated debt offerings and manage variable rate borrowings, avoiding speculative or trading purposes. We intend to enter into contracts only with major financial institutions based on their creditworthiness, but these practices could change at the discretion of the Board of Directors in the future.

RISK FACTORS

Our mortgages may impact our ability to sell encumbered properties on advantageous terms or at all.

Our outstanding mortgage agreement contains, and some future mortgage agreements may contain, substantial prepayment premiums that we could reduce the net proceeds from the sale of the encumbered property. As a result, our willingness to sell certain properties and the price at which we may desire to sell a property may be impacted. If we are unable to sell properties on favorable terms or redeploy the sales proceeds in line with our business strategy, our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected.

Earnings and cash dividends, asset value and market interest rates affect the price of the Company's common stock.

The market value of the Company's common stock is influenced by the Company's earnings, cash dividends, the market value its underlying real estate assets and market interest rates. For this reason, shares of the Company's common stock may trade at prices higher or lower than the Company's net asset value per share. To the extent that the Company retains operating cash flow for investment purposes, working capital reserves, or other purposes, these retained funds, while increasing the value of the Company's underlying assets, may not correspondingly increase the market price of its common stock. Additionally, the failure to meet market's expectations for earnings growth or dividends/distributions likely would adversely affect the market price of the Company's common stock. Further, the distribution yield on the common stock (as a percentage of the price of the common stock) relative to market interest rates may also influence the market price of the Company's common stock. An increase in market interest rates might lead investors to expect a higher distribution yield, which would adversely affect the market price of the Company's common stock. Any reduction in the market price of the Company's common stock would, in turn, reduce the market value of the Units.

Future sales or issuances of our common stock may cause the market price of our common stock to decline.

The sale of substantial amounts of our common stock, whether directly by us or in the secondary market, or the perception that such sales may occur, could materially and adversely affect the market price of our common stock. Similarly, the availability of future issuances of common stock, Limited Partnership Units or other securities convertible into or exercisable for common stock, could also depress the market price of our common stock. In addition, we may in the future issue capital stock senior to our common stock for various reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity or other strategic reasons. Such issuances could further impact the market price of our common stock and our ability to raise capital through common stock or other offerings.

The market price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

- actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;
- changes in our earnings estimates or those of analysts;
- changes in asset valuations and related impairment charges;
- changes to our dividend policy;
- research reports about us or the real estate industry generally;
- the ability of our tenants to meet rent obligations and our ability to re-lease space as leases expire;
- increases in market interest rates, which may lead investors to demand a higher dividend yield;
- changes in market valuations of similar companies;
- adverse market reaction to our debt levels, upcoming debt maturities, refinancing plans or anticipated debt incurrences;
- our ability to comply with financial covenants under our unsecured line of credit and the indentures under which our senior unsecured indebtedness is, or may be, issued;
- additions or departures of key management personnel;
- actions by institutional stockholders;
- speculation in the media or investment community; and
- general market and economic conditions.

These factors, many of which outside our control, could cause the market price of our common stock to decline significantly, regardless of our financial condition, results of operations and future prospects. We cannot provide any assurance that the market price of our common stock will remain stable or not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

RISK FACTORS

Risks Related to Our Organization and Structure:

The Company's ability to issue preferred stock could adversely affect holders of the Company's common stock.

Our declaration of trust authorizes the Company to issue up to 225,000,000 common shares and 10,000,000 shares of preferred stock. Subject to approval by the Company's Board of Directors, the Company may issue preferred stock with rights, preferences and privileges that are more beneficial than those of common stock. Holders of the Company's common stock do not have preemptive rights to acquire shares issued in the future. If the Company ever issues preferred stock with a distribution preference over common stock, funds available for the payment of distributions to our common stockholders and unitholders would be reduced. In addition, holders of preferred stock are normally entitled to receive a preference payment in the event of liquidation, dissolution or winding up, which would reduce the amount available to our common stockholders and unitholders. Furthermore, under certain circumstances, the issuance of preferred stock may delay or prevent a change in control of the Company, potentially limiting the ability of common stockholders to benefit from such a transaction.

The Company's Board of Directors may change its strategies, policies or procedures without stockholder approval, which may subject us to different and more significant risks in the future.

Our investment, financing, leverage and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by the Company's Board of Directors. These policies may be amended or revised at the discretion of the Company's Board of Directors at any time and without notice to or a vote of its stockholders. Such changes could result in us conducting operational matters or making investments differently or pursuing alternate business or growth strategies, potentially exposing ourselves to new and more significant risks. In addition, the Company's Board of Directors may change its governance policies, provided that such changes comply with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our principal and interest obligations, ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units*.*

Certain provisions of our charter and bylaws could hinder, delay or prevent a change in control of our company.

Certain provisions of our charter and our bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of our company. These provisions include the following:

• Removal of Directors. Under our charter, a director may be removed only for cause and only by the affirmative vote of at least a majority of all votes entitled to be cast by our stockholders generally in the election of directors, subject to the rights of any preferred stockholders to elect directors.

• Preferred Stock. Under our charter, our board of directors has the power to issue preferred stock in one or more series, with terms, preferences and rights determined by the board of directors, all without approval of our stockholders.

• Advance Notice Bylaws. Our bylaws require stockholders to follow advance notice procedures with respect to nominations of directors and shareholder proposals.

• Ownership Limit. For the purpose, among others, of preserving our status as a REIT under the Internal Revenue Code, our charter generally prohibits any single stockholder or group of affiliated stockholders from beneficially owning more than 9.8% of our outstanding common and preferred stock unless our board of directors waives or modifies this ownership limit.

• Stockholder Action by Written Consent. Our bylaws permit stockholders actions by written consent in lieu of an annual or special meeting of stockholders only if all stockholders consent to such action.

• Ability of Stockholders to Call Special Meeting. Under our bylaws, we are only required to call a special meeting at the request of the stockholders if the request is made by at least a majority of all votes entitled to be cast by our stockholders generally in the election of directors.

• Maryland Control Share Acquisition Act. While our bylaws currently exempt acquisitions of our shares from the Maryland Control Share Acquisition Act, the board of directors may amend our bylaws to repeal or modify this exemption. If repealed, control shares acquired in a control share acquisition will be subject to the Maryland Control Share Acquisition Act.

RISK FACTORS

Income Tax Risks:

The Company might fail to qualify as a REIT under existing laws and/or federal income tax laws could change.

The Company intends to operate in a manner that qualifies as a REIT under the Code and believes it is currently organized and operated in compliance with REIT requirements. However, maintaining REIT qualification requires ongoing compliance with numerous highly technical and complex Code provisions, some of which depend on various factual matters and circumstances not entirely within our control.

If the Company fails to qualify as a REIT in any taxable year, it would be subject to federal income tax at corporate rates. This could result in a discontinuation or substantial reduction in distributions to our stockholders and unitholders and could reduce the cash available for debt repayment or for further investments in real estate. Unless entitled to statutory relief, the Company would be disqualified from electing REIT status for the four taxable years following the year of disqualification.

The IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, and we cannot predict whether, when or to what extent new federal laws, regulations, and administrative interpretations or rulings will be adopted. Additional changes to tax laws are likely to occur in the future and any such legislative action may prospectively or retroactively modify the Company's tax treatment and therefore, may adversely affect taxation of us and/or our stockholders and unitholders. Any such changes could have an adverse effect on an investment in shares of our common stock or on the market value or the resale potential of our properties. Stockholders and unitholders are urged to consult with their own tax advisors regarding the impact of recent legislation, the status of legislative, regulatory, or administrative developments and proposals, and their potential effect on ownership of our shares.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on the gain attributable to the transaction.

As part of our business, we sell properties to third parties as opportunities arise. However, under the Code, a 100% penalty tax could be assessed on the taxable gain attributable to sales of properties that are deemed to be prohibited transactions. Whether a transaction constitutes a prohibited transaction is based on the facts and circumstances surrounding each transaction. The IRS could contend that certain sales of properties by us are prohibited transactions. While we implement controls designed to avoid prohibited transactions, if a dispute were to arise and be successfully asserted by the IRS, the 100% penalty tax could be assessed against the Company's profits from these transactions, which could materially and adversely impact our financial results.

Even if we maintain our qualification as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to stockholders.

Although we intend to maintain our qualification as a REIT for U.S. federal income tax purposes, we may still be subject to federal, state and local taxes on our income and property. Changes in state and local tax laws and regulations, or increases in tax rates may result in an increase in our tax liabilities over time. Additionally, fiscal challenges faced by states and municipalities in which we operate may lead to an increase in the frequency and amount of such increase, which could adversely affect our financial condition and results of operations. Furthermore, our TRSs are subject to federal, state and local income tax on their earnings, which could reduce the funds available for distribution to our stockholders and unitholders.

In the normal course of business, certain of our legal entities have been and may continue to be subject to tax audits. There can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

RISK FACTORS

General Risk Factors:

A future contagious disease outbreak or pandemic may adversely affect our business.

A future contagious disease outbreak or pandemic could disrupt regional and global economies and cause significant volatility and negative pressure in financial markets. The adverse effects on our business, financial condition, results of operations and cash flows could include: (i) reduced economic activity which may adversely impact our tenants' businesses, resulting in an inability to meet lease obligations, early lease terminations, non-renewals or requests for lease modifications; (ii) delays to or halting of construction activities, including permitting and approvals, related to our development, redevelopment and tenant improvements projects; (iii) difficulty in accessing the capital and lending markets (or a significant increase in the costs of doing so), impacts to our credit ratings, disruption or instability in the global financial markets, or deterioration in credit and financing conditions, which may affect our access to capital necessary to fund business operations or address maturing debt obligations on a timely basis; (iv) potential impact on our ability to meet the financial covenants of our Unsecured Credit Facility and other debt agreements, which may result in defaults, acceleration of indebtedness, restrictions on additional borrowings and limitations on dividend payments; (v) impairment of the value of our tangible or intangible assets due to the weakened economic conditions; (vi) a general decline in business activity and demand for real estate transactions, which could adversely affect our ability to sell or purchase properties on favorable terms or at all; (vii) limitations on our ability to initiate or pursue litigation due to court closures, increased case volume or moratoriums on certain activities; (viii) adverse impacts on employee health, particularly if a significant number of them are impacted, which could result in a deterioration in our ability to ensure business continuity during the disruption and which may negatively impact our disclosure controls and procedures over financial reporting; and (ix) extended remote work arrangements could strain our business continuity plans and introduce operational inefficiencies risk including, but not limited to, cybersecurity risks.

We face risks relating to cybersecurity attacks and other disruptions to our computer systems.

We rely extensively on computer systems to manage our business, and our business is at risk from and may be impacted by cybersecurity attacks, data breaches and other significant disruptions. These risks could include attempts to gain unauthorized access to our computer systems, data and the data of third parties retained within our systems through malware, computer viruses, email attachments, persons inside our Company or persons with access to systems inside our Company, and other significant disruptions of our information technology networks and related systems. Our business is also at risk from computer systems malfunctions or other significant disruption.

The risk of a cybersecurity breach or disruption, including through a cyber-incident involving computer hackers, foreign governments or cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Although we employ a number of measures to prevent, detect and mitigate these threats, even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques and tools (including artificial intelligence) used in such attempted attacks evolve and generally are not recognized until launched against a target and, in some cases, are designed to avoid detection. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and it is impossible for us to entirely mitigate this risk.

Moreover, our risk exposure extends beyond our internal systems. Cybersecurity events or disruptions impacting our vendors, sub-processors and service providers could impact our data and operations or the data of third parties retained within our systems via unauthorized access to information or disruption of services.

Our computer systems are essential to our day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. A successful cybersecurity attack or system disruption could have severe consequences, including: (i) disruption to the proper functioning of our networks and systems, and therefore our operations and/or those of certain of our tenants; (ii) unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which could be used to compete against us or for other harmful purposes; (iii) misstated financial reports, violations of loan covenants or missed reporting deadlines; (iv) an inability to properly monitor compliance with the rules and regulations regarding our qualification as a REIT; (v) diversion of significant management resources to remedy damages and restore systems; (vi) claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; (vii) legal liability or regulatory actions stemming from data breaches or disruptions; or (viii) damage to our reputation among tenants, investors and other stakeholders.

RISK FACTORS

While we continuously work to strengthen our defenses, the evolving nature of cyber threats makes it impossible to entirely eliminate this risk. A successful cybersecurity attack or disruption could materially and adversely affect our business, financial performance, and reputation.

We may become subject to litigation.

We may become subject to litigation, including claims relating to our operations, offerings, and other activity in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Resolution of these types of matters could adversely impact our financial condition, results of operations and cash flow. Furthermore, certain litigation or their outcomes may affect the availability, terms or cost of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Terrorist attacks, acts of violence or war may affect the market for the Company's common stock, the industry in which we conduct our operations and our profitability.

Acts of violence, including terrorism and armed conflicts, or other destabilizing geopolitical events could occur in areas where we conduct business. More generally, these events could cause consumer confidence and spending to decrease or result in increased volatility in the worldwide financial markets and economy. These events may adversely impact our operations or financial condition. In addition, losses resulting from these types of events may be uninsurable.

Deficiencies in our disclosure controls and procedures or internal control over financial reporting could adversely impact our business and financial performance.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives at all times. Deficiencies, including any material weakness, in such internal controls could result in misstatements of our results of operations, restatements of our financial statements, a decline in the price/value of our securities, damage to our business reputation or otherwise materially adversely affect our business, results of operations, financial condition or liquidity. Such outcomes could erode investor confidence and materially affect our business and financial performance. We remain committed to monitoring and improving our internal controls over financial reporting, but no system can entirely eliminate the risk of deficiencies.

We may be unable to retain and attract key management personnel.

Our success significantly depends on the expertise and contributions of key personnel, including our executive officers, whose continued service is not guaranteed. If we lose key personnel, experience changes in their roles, or face limitations on their availability, we may not be able to find replacements with comparable skill, ability and industry expertise. Until suitable replacements are identified and retained, if at all, our operating results and financial condition could be materially and adversely affected.

CONTROLS AND PROCEDURES

First Industrial Realty Trust, Inc.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its periodic reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the *Internal Control-Integrated Framework (2013)* set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein starting on page A-34. See Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CONTROLS AND PROCEDURES

First Industrial, L.P.

Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its periodic reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, on behalf of the Company in its capacity as the general partner of the Operating Partnership, as appropriate, to allow timely decisions regarding required financial disclosure.

The Operating Partnership carried out an evaluation, under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, on behalf of the Company in its capacity as the general partner of the Operating Partnership, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, the Company's principal executive officer and principal financial officer, on behalf of the Company in its capacity as the general partner of the Operating Partnership, concluded that the Operating Partnership's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Operating Partnership's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the *Internal Control-Integrated Framework (2013)* set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that, as of December 31, 2025, the Operating Partnership's internal control over financial reporting was effective.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein starting on page A-36. See Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There has been no change in the Operating Partnership's internal control over financial reporting that occurred during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First Industrial Realty Trust, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page A-32. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocation

As described in Notes 2 and 3 to the consolidated financial statements, upon acquisition of a property, management allocates the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and lease intangibles including in-place lease assets and above market and below market lease assets and liabilities. The purchase price is allocated to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value for tangible assets includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. The Company completed industrial property acquisitions for total consideration of $276.6 million during the year ended December 31, 2025.

The principal considerations for our determination that performing procedures relating to purchase price allocation is a critical audit matter are (i) the significant judgment by management when determining the fair value estimate of assets acquired and liabilities assumed, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to land comparables, discount rates, terminal capitalization rates, and market rental rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the purchase price allocations, including controls over management's valuation of the assets acquired and liabilities assumed. These procedures also included, among others, (i) reading the purchase and sales agreements and (ii) testing management's process for determining the fair value of land and building and improvements/construction in progress, (iii) testing the completeness and accuracy of the data used in the fair value estimates, (iv) evaluating the appropriateness of the valuation methods and (v) evaluating the reasonableness of significant assumptions related to land comparables, discount rates, terminal capitalization rates, and market rent. Evaluating management's assumptions relating to the land comparables, discount rates, terminal capitalization rates, and market rent involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market data and comparable transactions. Professionals with specialized skill and knowledge were used to assist in obtaining audit evidence over land comparables.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 11, 2026

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of First Industrial, L.P.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Industrial, L.P. and its subsidiaries (the "Operating Partnership") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in partners' capital and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Operating Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Operating Partnership's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page A-33. Our responsibility is to express opinions on the Operating Partnership's consolidated financial statements and on the Operating Partnership's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocation

As described in Notes 2 and 3 to the consolidated financial statements, upon acquisition of a property, management allocates the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and lease intangibles including in-place lease assets and above market and below market lease assets and liabilities. The purchase price is allocated to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value for tangible assets includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. The Operating Partnership completed industrial property acquisitions for total consideration of $276.6 million during the year ended December 31, 2025.

The principal considerations for our determination that performing procedures relating to purchase price allocation is a critical audit matter are (i) the significant judgment by management when determining the fair value estimate of assets acquired and liabilities assumed, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to land comparables, discount rates, terminal capitalization rates, and market rental rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the purchase price allocations, including controls over management's valuation of the assets acquired and liabilities assumed. These procedures also included, among others, (i) reading the purchase and sales agreements and (ii) testing management's process for determining the fair value of land and building and improvements/construction in progress, (iii) testing the completeness and accuracy of the data used in the fair value estimates, (iv) evaluating the appropriateness of the valuation methods and (v) evaluating the reasonableness of significant assumptions related to land comparables, discount rates, terminal capitalization rates, and market rent. Evaluating management's assumptions relating to the land comparables, discount rates, terminal capitalization rates, and market rent involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market data and comparable transactions. Professionals with specialized skill and knowledge were used to assist in obtaining audit evidence over land comparables.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 11, 2026

We have served as the Operating Partnership's auditor since 1996.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
	(In thousands, except share and per share data)	
ASSETS		
Assets:		
Investment in Real Estate:		
Land	$ 1,872,086	$ 1,795,136
Buildings and Improvements	4,274,540	3,897,284
Construction in Progress	221,052	153,972
Less: Accumulated Depreciation	(1,191,767)	(1,085,708)
Net Investment in Real Estate	5,175,911	4,760,684
Real Estate and Other Assets Held for Sale, Net of Accumulated Depreciation and Amortization of $— and $4,100	—	4,631
Operating Lease Right-of-Use Assets	19,589	19,866
Cash and Cash Equivalents	78,032	44,512
Restricted Cash	—	7,170
Tenant Accounts Receivable	11,857	7,312
Investment in Joint Venture	5,661	51,180
Deferred Rent Receivable	181,088	162,883
Prepaid Expenses and Other Assets, Net	215,943	203,188
Total Assets	$ 5,688,081	$ 5,261,426
LIABILITIES AND EQUITY		
Liabilities:		
Indebtedness:		
Mortgage Loan Payable	$ 9,295	$ 9,643
Senior Unsecured Notes, Net	1,438,607	995,184
Unsecured Term Loans, Net	922,494	922,476
Unsecured Credit Facility	183,000	282,000
Accounts Payable, Accrued Expenses and Other Liabilities	178,884	132,740
Operating Lease Liabilities	19,450	17,608
Rents Received in Advance and Security Deposits	114,765	104,558
Dividends and Distributions Payable	62,656	51,189
Total Liabilities	2,929,151	2,515,398
Commitments and Contingencies (see Note 14)		
Equity:		
First Industrial Realty Trust Inc.'s Equity:		
Common Stock ($0.01 par value, 225,000,000 shares authorized and 132,470,326 and 132,349,119 shares issued and outstanding)	1,325	1,323
Additional Paid-in Capital	2,436,238	2,425,253
Retained Earnings	230,668	219,095
Accumulated Other Comprehensive Income	3,159	19,936
Total First Industrial Realty Trust, Inc.'s Equity	2,671,390	2,665,607
Noncontrolling Interests	87,540	80,421
Total Equity	2,758,930	2,746,028
Total Liabilities and Equity	$ 5,688,081	$ 5,261,426

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands, except per share data)		
Revenues:			
Lease Revenue	$ 719,220	$ 660,967	$ 602,294
Joint Venture Fees	1,364	2,545	5,159
Other Revenue	6,492	6,129	6,574
Total Revenues	727,076	669,641	614,027
Expenses:			
Property Expenses	191,480	182,821	165,655
General and Administrative	41,945	40,935	37,121
Joint Venture Development Services Expense	629	1,529	3,667
Depreciation and Other Amortization	185,316	171,939	162,951
Total Expenses	419,370	397,224	369,394
Other Income (Expense):			
Gain on Sale of Real Estate	26,905	111,970	95,650
Interest Expense	(84,886)	(82,973)	(74,335)
Amortization of Debt Issuance Costs	(5,033)	(3,646)	(3,626)
Total Other Income (Expense)	(63,014)	25,351	17,689
Income from Operations Before Equity in Income of Joint Venture and Income Tax Provision	244,692	297,768	262,322
Equity in Income of Joint Venture	34,669	4,295	32,207
Income Tax Provision	(15,282)	(6,075)	(8,692)
Net Income	264,079	295,988	285,837
Less: Net Income Attributable to the Noncontrolling Interests	(16,636)	(8,434)	(11,021)
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$ 247,443	$ 287,554	$ 274,816
Net Income Allocable to Participating Securities	(146)	(211)	(232)
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 247,297	$ 287,343	$ 274,584
Basic Earnings Per Share:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 1.87	$ 2.17	$ 2.08
Diluted Earnings Per Share:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 1.87	$ 2.17	$ 2.07
Weighted Average Shares Outstanding - Basic	132,446	132,369	132,264
Weighted Average Shares Outstanding - Diluted	132,514	132,416	132,341

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands)		
Net Income	$ 264,079	$ 295,988	$ 285,837
Mark-to-Market Loss on Derivative Instruments	(17,421)	(2,767)	(11,754)
Amortization of Derivative Instruments	442	410	410
Settlement of Derivative Instruments	(250)	—	—
Comprehensive Income	246,850	293,631	274,493
Comprehensive Income Attributable to Noncontrolling Interests	(16,122)	(8,371)	(10,736)
Comprehensive Income Attributable to First Industrial Realty Trust, Inc.	$ 230,728	$ 285,260	$ 263,757

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance as of December 31, 2022	$ 1,321	$ 2,401,334	$ 23,131	$ 33,412	$ 71,101	$ 2,530,299
Net Income	—	—	274,816	—	11,021	285,837
Other Comprehensive Loss	—	—	—	(11,059)	(285)	(11,344)
Stock Based Compensation Activity	2	3,827	(712)	—	11,992	15,109
Common Stock Dividends and Unit Distributions ($1.28 Per Share/Unit)	—	—	(169,528)	—	(3,727)	(173,255)
Conversion of Limited Partner Units to Common Stock	—	1,332	—	—	(1,332)	—
Retirement of Limited Partner Units	—	—	—	—	(18)	(18)
Distributions to Noncontrolling Interests	—	—	—	—	(11,523)	(11,523)
Reallocation—Additional Paid-in Capital	—	5,180	—	—	(5,180)	—
Reallocation—Other Comprehensive Income	—	—	—	(81)	81	—
Balance as of December 31, 2023	$ 1,323	$ 2,411,673	$ 127,707	$ 22,272	$ 72,130	$ 2,635,105
Net Income	—	—	287,554	—	8,434	295,988
Other Comprehensive Loss	—	—	—	(2,294)	(63)	(2,357)
Stock Based Compensation Activity	—	2,565	(6)	—	16,049	18,608
Common Stock Dividends and Unit Distributions ($1.48 Per Share/Unit)	—	—	(196,160)	—	(4,905)	(201,065)
Conversion of Limited Partner Units to Common Stock	—	67	—	—	(67)	—
Retirement of Limited Partner Units	—	—	—	—	(108)	(108)
Distributions to Noncontrolling Interests	—	—	—	—	(143)	(143)
Reallocation—Additional Paid-in Capital	—	10,948	—	—	(10,948)	—
Reallocation—Other Comprehensive Income	—	—	—	(42)	42	—
Balance as of December 31, 2024	$ 1,323	$ 2,425,253	$ 219,095	$ 19,936	$ 80,421	$ 2,746,028
Net Income	—	—	247,443	—	16,636	264,079
Other Comprehensive Loss	—	—	—	(16,715)	(514)	(17,229)
Stock Based Compensation Activity	2	2,565	271	—	16,294	19,132
Common Stock Dividends and Unit Distributions ($1.78 Per Share/Unit)	—	—	(236,141)	—	(7,036)	(243,177)
Conversion of Limited Partner Units to Common Stock	—	1,242	—	—	(1,242)	—
Distributions to Noncontrolling Interests	—	—	—	—	(9,903)	(9,903)
Reallocation—Additional Paid-in Capital	—	7,178	—	—	(7,178)	—
Reallocation—Other Comprehensive Income	—	—	—	(62)	62	—
Balance as of December 31, 2025	$ 1,325	$ 2,436,238	$ 230,668	$ 3,159	$ 87,540	$ 2,758,930

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 264,079	$ 295,988	$ 285,837
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	148,936	139,202	130,427
Amortization of Debt Issuance Costs	5,033	3,646	3,626
Other Amortization, Including Equity Based Compensation	46,148	37,091	34,088
Equity in Income of Joint Venture	(34,669)	(4,295)	(32,207)
Distributions from the Joint Venture	57,579	2,945	7,400
Gain on Sale of Real Estate	(26,905)	(111,970)	(95,650)
Payments to Settle Derivative Instruments	(250)	—	—
Straight-line Rental Income and Expense, Net	(16,360)	(20,801)	(21,925)
Increase in Tenant Accounts Receivable, Prepaid Expenses and Other Assets, Net	(11,309)	(710)	(2,363)
Increase (Decrease) in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits	28,981	11,392	(4,418)
Net Cash Provided by Operating Activities	461,263	352,488	304,815
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of Real Estate	(346,451)	(73,861)	(131,057)
Additions to Investment in Real Estate and Non-Acquisition Tenant Improvements and Lease Costs	(283,841)	(215,565)	(361,927)
Net Proceeds from Sales of Investments in Real Estate	40,046	158,924	120,411
(Increase) Decrease in Escrow Deposits	(659)	(150)	3,877
Contributions to and Investments in Joint Venture	(4,367)	(5,729)	(12,349)
Distributions from the Joint Venture	69,497	—	—
Other Investing Activity	1,596	4,761	2,739
Net Cash Used in Investing Activities	(524,179)	(131,620)	(378,306)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Financing Issuance Costs	(12,416)	—	(61)
Income Taxes Paid on Vested Equity Compensation	(1,615)	(2,070)	(2,510)
Common Stock Dividends and Unit Distributions Paid	(231,220)	(193,482)	(169,368)
Repayments on Mortgage Loan Payable	(348)	(335)	(321)
Proceeds from the Issuance of Senior Unsecured Notes, Net of Underwriter's Discount	443,768	—	—
Proceeds from Unsecured Credit Facility	775,000	321,000	374,000
Repayments on Unsecured Credit Facility	(874,000)	(338,000)	(218,000)
Distributions to Noncontrolling Interests	(9,903)	(143)	(11,523)
Net Cash Provided by (Used in) Financing Activities	89,266	(213,030)	(27,783)
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	26,350	7,838	(101,274)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	51,682	43,844	145,118
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 78,032	$ 51,682	$ 43,844

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
		(In thousands)	
SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS:			
Interest Paid, Net of Interest Expense Capitalized	$ 69,043	$ 82,871	$ 72,881
Interest Expense Capitalized in Connection with Development Activity	$ 12,785	$ 8,283	$ 13,791
Cash Paid for Operating Lease Liabilities	$ 3,289	$ 3,539	$ 3,348
Supplemental Schedule of Non-Cash Operating Activities:			
Operating Lease Liabilities Arising from Obtaining Right-of-Use Assets	$ 3,210	$ 658	$ 941
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Common Stock Dividends and Unit Distributions Payable	$ 62,656	$ 51,189	$ 44,201
Exchange of Limited Partnership Units for Common Stock:			
Noncontrolling Interests	$ (1,242)	$ (67)	$ (1,332)
Common Stock	—	—	—
Additional Paid-in Capital	1,242	67	1,332
Total	$ —	$ —	$ —
Assumption of Liabilities in Connection with the Acquisition of Real Estate	$ 2,228	$ 682	$ 528
Accounts Payable Related to Construction in Progress and Additions to Investment in Real Estate	$ 70,022	$ 46,257	$ 55,876
Improvements Funded by Tenant	$ 9,325	$ 1,069	$ 3,878
Write-off of Fully Depreciated Assets	$ (52,861)	$ (33,909)	$ (33,529)

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
	(In thousands, except Unit data)	

ASSETS

Assets:		
Investment in Real Estate:		
Land	$ 1,872,086	$ 1,795,136
Buildings and Improvements	4,274,540	3,897,284
Construction in Progress	221,052	153,972
Less: Accumulated Depreciation	(1,191,767)	(1,085,708)
Net Investment in Real Estate (including $288,680 and $296,588 related to consolidated variable interest entities, see Note 5)	5,175,911	4,760,684
Real Estate and Other Assets Held for Sale, Net of Accumulated Depreciation and Amortization of $— and $4,100	—	4,631
Operating Lease Right-of-Use Assets	19,589	19,866
Cash and Cash Equivalents	78,032	44,512
Restricted Cash	—	7,170
Tenant Accounts Receivable	11,857	7,312
Investment in Joint Venture	5,661	51,180
Deferred Rent Receivable	181,088	162,883
Prepaid Expenses and Other Assets, Net	225,099	212,417
Total Assets	$ 5,697,237	$ 5,270,655

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Indebtedness:		
Mortgage Loan Payable	$ 9,295	$ 9,643
Senior Unsecured Notes, Net	1,438,607	995,184
Unsecured Term Loans, Net	922,494	922,476
Unsecured Credit Facility	183,000	282,000
Accounts Payable, Accrued Expenses and Other Liabilities	178,884	132,740
Operating Lease Liabilities	19,450	17,608
Rents Received in Advance and Security Deposits	114,765	104,558
Distributions Payable	62,656	51,189
Total Liabilities	2,929,151	2,515,398
Commitments and Contingencies (see Note 14)		
Partners' Capital:		
First Industrial, L.P.'s Partners' Capital:		
General Partner Units (132,470,326 and 132,349,119 units outstanding)	2,614,216	2,598,962
Limited Partner Units (4,031,088 and 3,640,860 units outstanding)	143,488	127,870
Accumulated Other Comprehensive Income	3,256	20,485
Total First Industrial, L.P.'s Partners' Capital	2,760,960	2,747,317
Noncontrolling Interests	7,126	7,940
Total Partners' Capital	2,768,086	2,755,257
Total Liabilities and Partners' Capital	$ 5,697,237	$ 5,270,655

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands, except per Unit data)		
Revenues:			
Lease Revenue	$ 719,220	$ 660,967	$ 602,294
Joint Venture Fees	1,364	2,545	5,159
Other Revenue	6,492	6,129	6,574
Total Revenues	727,076	669,641	614,027
Expenses:			
Property Expenses	191,480	182,821	165,655
General and Administrative	41,945	40,935	37,121
Joint Venture Development Services Expense	629	1,529	3,667
Depreciation and Other Amortization	185,316	171,939	162,951
Total Expenses	419,370	397,224	369,394
Other Income (Expense):			
Gain on Sale of Real Estate	26,905	111,970	95,650
Interest Expense	(84,886)	(82,973)	(74,335)
Amortization of Debt Issuance Costs	(5,033)	(3,646)	(3,626)
Total Other Income (Expense)	(63,014)	25,351	17,689
Income from Operations Before Equity in Income of Joint Venture and Income Tax Provision	244,692	297,768	262,322
Equity in Income of Joint Venture	34,669	4,295	32,207
Income Tax Provision	(15,282)	(6,075)	(8,692)
Net Income	264,079	295,988	285,837
Less: Net Income Attributable to the Noncontrolling Interests	(9,162)	(744)	(4,136)
Net Income Available to Unitholders and Participating Securities	$ 254,917	$ 295,244	$ 281,701
Net Income Allocable to Participating Securities	(367)	(574)	(551)
Net Income Available to Unitholders	$ 254,550	$ 294,670	$ 281,150
Basic Earnings Per Unit:			
Net Income Available to Unitholders	$ 1.88	$ 2.18	$ 2.09
Diluted Earnings Per Unit:			
Net Income Available to Unitholders	$ 1.87	$ 2.18	$ 2.08
Weighted Average Units Outstanding - Basic	135,466	135,092	134,777
Weighted Average Units Outstanding - Diluted	136,038	135,426	135,249

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	(In thousands)					
Net Income	$	264,079	$	295,988	$	285,837
Mark-to-Market Loss on Derivative Instruments		(17,421)		(2,767)		(11,754)
Amortization of Derivative Instruments		442		410		410
Settlement of Derivative Instruments		(250)		—		—
Comprehensive Income		246,850		293,631		274,493
Comprehensive Income Attributable to Noncontrolling Interests		(9,162)		(744)		(4,136)
Comprehensive Income Attributable to Unitholders	$	237,688	$	292,887	$	270,357

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

	General Partner Units		Limited Partner Units		Accumulated Other Comprehensive Income (Loss)		Noncontrolling Interests		Total	
Balance as of December 31, 2022	$	2,395,601	$	95,015	$	34,186	$	14,778	$	2,539,580
Net Income		274,628		7,073		—		4,136		285,837
Other Comprehensive Loss		—		—		(11,344)		—		(11,344)
Stock Based Compensation Activity		3,117		11,992		—		—		15,109
Unit Distributions ($1.28 Per Unit)		(169,528)		(3,727)		—		—		(173,255)
Conversion of Limited Partner Units to General Partner Units		1,332		(1,332)		—		—		—
Retirement of Limited Partner Units		—		(18)		—		—		(18)
Contributions from Noncontrolling Interests		—		—		—		30		30
Distributions to Noncontrolling Interests		—		—		—		(11,551)		(11,551)
Balance as of December 31, 2023	$	2,505,150	$	109,003	$	22,842	$	7,393	$	2,644,388
Net Income		287,346		7,898		—		744		295,988
Other Comprehensive Loss		—		—		(2,357)		—		(2,357)
Stock Based Compensation Activity		2,559		16,049		—		—		18,608
Unit Distributions ($1.48 Per Unit)		(196,160)		(4,905)		—		—		(201,065)
Conversion of Limited Partner Units to General Partner Units		67		(67)		—		—		—
Retirement of Limited Partner Units		—		(108)		—		—		(108)
Contributions from Noncontrolling Interests		—		—		—		42		42
Distributions to Noncontrolling Interests		—		—		—		(239)		(239)
Balance as of December 31, 2024	$	2,598,962	$	127,870	$	20,485	$	7,940	$	2,755,257
Net Income		247,315		7,602		—		9,162		264,079
Other Comprehensive Loss		—		—		(17,229)		—		(17,229)
Stock Based Compensation Activity		2,838		16,294		—		—		19,132
Unit Distributions ($1.78 Per Unit)		(236,141)		(7,036)		—		—		(243,177)
Conversion of Limited Partner Units to General Partner Units		1,242		(1,242)		—		—		—
Contributions from Noncontrolling Interests		—		—		—		25		25
Distributions to Noncontrolling Interests		—		—		—		(10,001)		(10,001)
Balance as of December 31, 2025	$	2,614,216	$	143,488	$	3,256	$	7,126	$	2,768,086

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 264,079	$ 295,988	$ 285,837
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	148,936	139,202	130,427
Amortization of Debt Issuance Costs	5,033	3,646	3,626
Other Amortization, Including Equity Based Compensation	46,148	37,091	34,088
Equity in Income of Joint Venture	(34,669)	(4,295)	(32,207)
Distributions from the Joint Venture	57,579	2,945	7,400
Gain on Sale of Real Estate	(26,905)	(111,970)	(95,650)
Payments to Settle Derivative Instruments	(250)	—	—
Straight-line Rental Income and Expense, Net	(16,360)	(20,801)	(21,925)
Increase in Tenant Accounts Receivable, Prepaid Expenses and Other Assets, Net	(11,236)	(656)	(2,365)
Increase (Decrease) in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits	28,981	11,392	(4,418)
Net Cash Provided by Operating Activities	461,336	352,542	304,813
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of Real Estate	(346,451)	(73,861)	(131,057)
Additions to Investment in Real Estate and Non-Acquisition Tenant Improvements and Lease Costs	(283,841)	(215,565)	(361,927)
Net Proceeds from Sales of Investments in Real Estate	40,046	158,924	120,411
(Increase) Decrease in Escrow Deposits	(659)	(150)	3,877
Contributions to and Investments in Joint Venture	(4,367)	(5,729)	(12,349)
Distributions from the Joint Venture	69,497	—	—
Other Investing Activity	1,596	4,761	2,739
Net Cash Used in Investing Activities	(524,179)	(131,620)	(378,306)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Financing Issuance Costs	(12,416)	—	(61)
Income Taxes Paid on Vested Equity Compensation	(1,615)	(2,070)	(2,510)
Unit Distributions Paid	(231,220)	(193,482)	(169,368)
Contributions from Noncontrolling Interests	25	42	30
Distributions to Noncontrolling Interests	(10,001)	(239)	(11,551)
Repayments on Mortgage Loan Payable	(348)	(335)	(321)
Proceeds from the Issuance of Senior Unsecured Notes, Net of Underwriter's Discount	443,768	—	—
Proceeds from Unsecured Credit Facility	775,000	321,000	374,000
Repayments on Unsecured Credit Facility	(874,000)	(338,000)	(218,000)
Net Cash Provided by (Used in) Financing Activities	89,193	(213,084)	(27,781)
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	26,350	7,838	(101,274)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	51,682	43,844	145,118
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 78,032	$ 51,682	$ 43,844

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
		(In thousands)	
SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS:			
Interest Paid, Net of Interest Expense Capitalized	$ 69,043	$ 82,871	$ 72,881
Interest Expense Capitalized in Connection with Development Activity	$ 12,785	$ 8,283	$ 13,791
Cash Paid for Operating Lease Liabilities	$ 3,289	$ 3,539	$ 3,348
Supplemental Schedule of Non-Cash Operating Activities:			
Operating Lease Liabilities Arising from Obtaining Right-of-Use Assets	$ 3,210	$ 658	$ 941
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
General and Limited Partner Unit Distributions Payable	$ 62,656	$ 51,189	$ 44,201
Exchange of Limited Partner Units for General Partner Units:			
Limited Partner Units	$ (1,242)	$ (67)	$ (1,332)
General Partner Units	1,242	67	1,332
Total	$ —	$ —	$ —
Assumption of Liabilities in Connection with the Acquisition of Real Estate	$ 2,228	$ 682	$ 528
Accounts Payable Related to Construction in Progress and Additions to Investment in Real Estate	$ 70,022	$ 46,257	$ 55,876
Improvements Funded by Tenant	$ 9,325	$ 1,069	$ 3,878
Write-off of Fully Depreciated Assets	$ (52,861)	$ (33,909)	$ (33,529)

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share and Unit data)

1. Organization

First Industrial Realty Trust, Inc. (the "Company") is a self-administered and fully integrated real estate company which owns, manages, acquires, sells, develops and redevelops industrial real estate. The Company is a Maryland corporation organized on August 10, 1993 and a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986 (the "Code"). Unless stated otherwise or the context otherwise requires, the terms "we," "our" and "us" refer to the Company and its subsidiaries, including its operating partnership, First Industrial, L.P. (the "Operating Partnership"), and its consolidated subsidiaries.

We began operations on July 1, 1994. The Company's operations are conducted primarily through the Operating Partnership, of which the Company is the sole general partner (the "General Partner"), with an approximate 97.0% and 97.3% ownership interest ("General Partner Units") at December 31, 2025 and 2024, respectively. The Operating Partnership also conducts operations through several other limited partnerships (the "Other Real Estate Partnerships"), numerous limited liability companies ("LLCs") and certain taxable REIT subsidiaries ("TRSs"), the operating data of which, together with that of the Operating Partnership, is consolidated with that of the Company as presented herein. The Operating Partnership holds at least a 99% limited partnership interest in each of the Other Real Estate Partnerships. The general partners of the Other Real Estate Partnerships are separate corporations, wholly-owned by the Company, each with at least a .01% general partnership interest in the Other Real Estate Partnerships. The Company does not have any significant assets or liabilities other than its investment in the Operating Partnership and its 100% ownership interest in the general partners of the Other Real Estate Partnerships. The Company's noncontrolling interest in the Operating Partnership of approximately 3.0% and 2.7% at December 31, 2025 and 2024, respectively, represents the aggregate partnership interest held by the limited partners thereof ("Limited Partner Units" and together with the General Partner Units, the "Units"). The limited partners of the Operating Partnership are persons or entities who contributed their direct or indirect interests in properties to the Operating Partnership in exchange for common Limited Partner Units of the Operating Partnership and/or recipients of RLP Units of the Operating Partnership (see Note 6) pursuant to the Company's stock incentive plan.

Through a wholly-owned TRS of the Operating Partnership, we own an equity interest in a joint venture (the "Joint Venture") and we provide various services to the Joint Venture. The Joint Venture is accounted for under the equity method of accounting and the operating data of the Joint Venture is not consolidated with that of the Company or the Operating Partnership as presented herein. During the year ended December 31, 2025, the Joint Venture sold its remaining real estate assets. See Note 5 for more information related to the Joint Venture.

Profits, losses and distributions of the Operating Partnership, the LLCs, the Other Real Estate Partnerships, the TRSs and the Joint Venture are allocated to the general partner and the limited partners, the members or the shareholders, as applicable, of such entities in accordance with the provisions contained within their respective organizational documents.

As of December 31, 2025, we owned 418 industrial properties located in 19 states, containing an aggregate of approximately 70.6 million square feet of gross leasable area ("GLA"). Of the 418 properties owned on a consolidated basis, none of them are directly owned by the Company.

Any references to the number of industrial properties and square footage in the financial statement footnotes are unaudited.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements at December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 include the accounts and operating results of the Company and the Operating Partnership. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

In order to conform with generally accepted accounting principles ("GAAP"), in preparation of our Consolidated Financial Statements we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2025 and 2024, and the reported amounts of revenues and expenses for each of the years ended December 31, 2025, 2024 and 2023. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short term maturity of these investments. We maintain cash and cash equivalents in banking institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation. We have not realized any losses of such cash investments or accounts and mitigate risk by using nationally recognized banking institutions.

Restricted Cash

Restricted cash includes cash held in escrow in connection with gross proceeds from the sales of certain industrial properties. These sales proceeds will be reinvested in qualifying replacement properties under Section 1031 of the Code or returned to us upon expiration of the applicable exchange period. The carrying amount approximates fair value due to the short term maturity of these investments. For purposes of our Consolidated Statements of Cash Flows, changes in restricted cash are aggregated with cash and cash equivalents.

Investment in Real Estate and Depreciation

Investment in real estate is stated at cost, net of accumulated depreciation and amortization. We review our properties on a quarterly basis for potential impairment and record a provision if impairments are identified. To determine if an impairment may exist, we review our properties and identify those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy, a decline in general market conditions or a change in the expected hold period of an asset or asset group). The judgments regarding the existence of indicators of impairment are based on the operating performance, market conditions, as well as our ability to hold and our intent with regard to each property. If further assessment of recoverability is needed, we estimate the future net cash flows expected to result from the use of the property and its eventual disposition. Estimated future net cash flows are based on estimates of future operating performance and market conditions. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property or group of properties, we will recognize an impairment loss equal to the amount in which carrying value exceeds the estimated fair value of the property or group of properties. The assessment of fair value requires the use of estimates and assumptions relating to the timing and amounts of cash flow projections, discount rates and terminal capitalization rates.

We classify properties and related assets and liabilities as held for sale when the sale of an asset has been approved by management, a legally enforceable contract has been executed and the buyer's due diligence period, if any, has expired. Once classified as held for sale, the respective assets and liabilities are presented separately on the Consolidated Balance Sheets. Depreciation ceases and the properties are valued at the lower of depreciated cost or fair value, less costs to dispose.

Interest expense, real estate taxes, compensation costs of development personnel and other costs directly attributable to development projects are capitalized during periods in which activities necessary to prepare the development for its intended use are in progress. Interest is capitalized based on the weighted average borrowing rate during the construction period. Upon substantial completion, construction in progress is reclassified to building and tenant improvements and depreciation is commenced.

Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	7 to 50
Land Improvements	4 to 25
Furniture, Fixtures and Equipment	2 to 5
Tenant Improvements	Shorter of Useful Life or Terms of Related Lease

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of incentive compensation costs of personnel directly attributable to executed leases) are capitalized and amortized over the terms of each specific lease. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and deferred lease intangibles including in-place lease assets and above market and below market lease assets and liabilities. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. Acquired above and below market lease intangibles are valued based on the present value of the difference between prevailing market rental rates and the in-place rental rates measured over a period equal to the remaining term of the lease for above market leases or the remaining term of the lease plus the term of any below market fixed rate renewal options for below market leases. The value of above and below market lease intangibles, which are included as assets or liabilities in the line items *Prepaid Expenses and Other Assets, Net* or *Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets are amortized as an increase or decrease to rental revenue over the remaining initial lease term, plus the term of any below market fixed rate renewal options of the respective leases.

The purchase price is further allocated to in-place lease values based on an estimate of the lease revenue received during a reasonable lease-up period as if the property was vacant on the date of acquisition. The value of in-place lease intangibles, which are included in the line item *Prepaid Expenses and Other Assets, Net* on the Consolidated Balance Sheets are amortized over the remaining initial lease term (including expected renewal periods) as adjustments to depreciation and other amortization expense. If a tenant fully terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market intangibles and the in-place lease value is immediately accelerated and fully amortized on the date of the termination.

Our typical acquisitions consist of properties whereby substantially all the fair value or gross assets acquired is concentrated in a single asset (land, building, construction in progress and in-place leases) and, therefore, are accounted for as asset acquisitions, which permits the capitalization of transaction costs to the basis of the acquired property.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred leasing intangibles, net of accumulated amortization, included in *Prepaid Expenses and Other Assets, Net* and *Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets consist of the following:

	December 31, 2025	December 31, 2024
In-Place Leases	$ 27,777	$ 14,390
Above Market Leases	2,148	2,485
Below Market Ground Lease Obligation	1,326	1,371
Tenant Relationships	832	1,065
Total Included in *Prepaid Expenses and Other Assets, Net* is net of $25,751 and $25,188 of Accumulated Amortization	$ 32,083	$ 19,311
Below Market Leases	$ 5,944	$ 8,856
Total Included in *Accounts Payable, Accrued Expenses and Other Liabilities* is net of $18,821 and $17,632 of Accumulated Amortization	$ 5,944	$ 8,856

Amortization expense related to in-place leases and tenant relationships was $5,975, $5,419 and $6,735 for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, lease revenue increased by $2,698, $3,482 and $4,430, respectively, related to net amortization of above and below market leases. We will recognize net amortization expense related to deferred leasing intangibles over the next five years for properties owned as of December 31, 2025 as follows:

	Estimated Amortization of In-Place Leases and Tenant Relationships	Estimated Net Increase to Rental Revenues Related to Above and Below Market Leases
2026	$ 7,616	$ 1,620
2027	$ 6,737	$ 1,033
2028	$ 5,430	$ 833
2029	$ 3,521	$ 371
2030	$ 1,881	$ 132

Debt Issuance Costs

Debt issuance costs, which include fees and costs incurred to obtain long-term financing, are amortized over the terms of the respective loans. Unamortized debt issuance costs are written-off when debt is retired before the maturity date. Debt issuance costs are presented as a direct deduction from the carrying amount of the respective debt liability, consistent with the treatment of debt discounts, except for the debt issuance costs related to the unsecured credit facility which are included in the line item *Prepaid Expenses and Other Assets, Net* on the Consolidated Balance Sheets.

Investment in Joint Venture

Investment in joint venture represents a noncontrolling equity interest in a joint venture arrangement. We have determined to account for our investment in the Joint Venture under the equity method of accounting, as we do not have a majority voting interest, operational control or financial control. Control is determined using accounting standards related to the consolidation of joint ventures and variable interest entities ("VIEs"). Under the equity method of accounting, our share of earnings or losses of the Joint Venture is reflected in income as earned and contributions or distributions increase or decrease our investment in the Joint Venture as paid or received, respectively. Differences between our carrying value of our investment in the Joint Venture and our underlying equity are amortized and included as an adjustment to our equity in income (loss) or recognized, either in whole or in part, during the period that real estate assets are sold from the Joint Venture.

We account for our interests in the Joint Venture using the hypothetical liquidation at book value model. Under this method, we record our Equity in Income (Loss) of the Joint Venture based on our proportionate share of the Joint Venture's earnings based on our ownership interest, after giving effect to incentive fees which we are entitled to receive.

We classify distributions received from the Joint Venture using the cumulative earnings approach. In general, distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, our cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceed cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

On a periodic basis, management assesses whether there are any indicators that the value of our investments in joint venture arrangements may be impaired. An investment is impaired only if our estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent an impairment has occurred, the loss shall be measured as the excess of the investment's carrying value over its fair value.

Noncontrolling Interests

Limited Partner Units are reported within Partners' Capital in the Operating Partnership's balance sheet as of December 31, 2025 and 2024 because they are not redeemable for cash or other assets (a) at a fixed or determinable date, (b) at the option of the Unitholder or (c) upon the occurrence of an event that is not solely within the control of the Operating Partnership. Redemption can be effectuated, as determined by the General Partner, either by exchanging the Units for shares of common stock of the Company on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares.

The Operating Partnership is the only significant asset of the Company and economic, fiduciary and contractual means align the interests of the Company and the Operating Partnership. The Company's Board of Directors and officers of the Company direct the Company to act when acting in its capacity as sole general partner of the Operating Partnership. Because of this, the Operating Partnership is deemed to have effective control of the form of redemption consideration. As of December 31, 2025, all criteria were met for the Operating Partnership to control the actions or events necessary to issue the maximum number of the Company's common shares required to be delivered upon redemption of all remaining Limited Partner Units.

Through a wholly-owned TRS of the Operating Partnership, we own a 43% interest in the Joint Venture that is accounted for under the equity method of accounting. Our ownership interest in the Joint Venture is held through a partnership with a third party ("Joint Venture Partnership"). We concluded that we hold the power to direct the activities that most significantly impact the economic performance of the Joint Venture Partnership. As a result, we consolidate the Joint Venture Partnership, which holds an aggregate 49% interest in the Joint Venture and reflect the third-party's interest as Noncontrolling Interests within the financial statements of the Company and Operating Partnership. See Note 5.

Stock Based Compensation

We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense over the period during which an employee is required to provide service in exchange for the award, generally the vesting period.

Revenue Recognition

We lease our properties to tenants under agreements that are classified as leases. We recognize, as rental income, the total minimum lease payments under the leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of property operating expenses, including real estate taxes, insurance, and other property operating expenses are recovered from our tenants and recognized as tenant recovery revenue in the same period we incur the related expenses. As the timing and straight-line pattern of transfer to the lessee for rental revenue and the associated rental recoveries are the same and our leases qualify as operating leases, we account for the present rental revenue and tenant recovery revenue as a single component under *Lease Revenue*.

We assess the collectibility of lease receivables (including future minimum rental payments) at commencement and throughout the lease term. If we conclude that collection of lease payments is not probable at lease commencement, we will recognize lease payments only as they are received. If collection of lease payments is concluded to be probable at commencement and our assessment of collectibility changes during the lease term, any difference between the revenue that would have been received under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to *Lease Revenue* and revenue will subsequently be accounted for on a cash basis until such time that collection of future rent is deemed probable.

If a lease provides for tenant improvements, we determine whether we or the tenant is the owner of the tenant improvements. When we are the owner of the tenant improvements, any tenant improvements funded by the tenant are treated as lease payments which are deferred and amortized as revenue over the lease term. When the tenant is the owner of the tenant improvements, we record any tenant improvement allowance paid to tenant as a lease inducement and amortize it as a reduction of revenue over the lease term.

We recognize fees received from tenants to fully terminate their lease prior to the contractual end date on a straight-line basis from the notification date through the revised lease end date.

Property Expenses

Property expenses include real estate taxes, utilities, repairs and maintenance, property insurance as well as the cost of our property management personnel and other costs of managing our properties. Several of our leases require tenants to pay real estate taxes directly to taxing authorities. We exclude from property expenses certain lessor costs, such as real estate taxes, that we contractually require tenants to pay directly to a third party on our behalf. The amounts paid directly to third parties by tenants for lessor costs are also excluded from lease revenues.

Lessee Accounting

We are a lessee on a limited number of ground and office leases. We elected the practical expedient to combine our lease and related nonlease components for our lessee building leases. Right of Use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized on the Consolidated Balance Sheets at the commencement date based on the present value of lease payments over the lease term. Our variable lease payments consist of nonlease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use information available at lease commencement to estimate an appropriate incremental borrowing rate on a fully-collateralized basis to determine the present value of lease payments. Many of our lessee agreements include options to extend the lease, which we do not include in our lease terms unless they are reasonably certain to be exercised. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Gain on Sale of Real Estate

Asset sales are generally recognized when control of the asset being sold is transferred to the buyer. As the assets are sold, their costs and related accumulated depreciation, if any, are derecognized with resulting gains or losses reflected in net income.

When our tenants' leases contain purchase options, we assess the probability that the tenant will execute the purchase option both at lease commencement or at the time the tenant communicates their intent to execute the purchase option. If we determine the execution of the purchase option is reasonably certain, we will account for the lease as a sales-type lease and derecognize the associated real estate assets on our balance sheet and record a gain or loss on sale.

Income Taxes

The Company has elected to be taxed as a REIT under the Code. To maintain its qualification as a REIT, the Company must satisfy certain organizational and operational requirements, including the requirement to distribute annually at least 90% of its REIT taxable income, determined without regard to its dividend paid deduction, to its stockholders. Management intends to continue to operate in a manner that will allow the Company to maintain its REIT status.

As a REIT, the Company is generally not subject to federal income taxes to the extent that it distributes to shareholders an amount equal to or in excess of the Company's taxable income, and therefore is entitled to a dividends paid deduction for qualifying distributions. If the Company fails to qualify as a REIT in any taxable year, it would become subject to federal income taxes at regular corporate rates and generally would be prohibited from re-electing REIT status for the four taxable years following such disqualification.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, certain activities that we undertake may be conducted by entities which have elected to be treated as a TRS, which are subject to federal, state and local income taxes. A benefit or provision has been made for federal, state and local income taxes in the accompanying Consolidated Financial Statements.

The Company's Operating Partnership is treated as a partnership for federal and most state income tax purposes. As such, taxable income or loss is passed through to, and reported by, each of the partners in accordance with their ownership interests.

Earnings Per Share and Earnings Per Unit ("EPS" and "EPU")

We use the two-class method of computing earnings per common share or Unit, which is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Basic net income per common share or Unit is computed by dividing net income available to common stockholders or Unitholders by the weighted average number of common shares or Units outstanding for the period. Diluted net income per common share or Unit is computed by dividing net income available to common stockholders or Unitholders by the sum of the weighted average number of common shares or Units outstanding and any dilutive non-participating securities for the period.

Derivative Financial Instruments

In the normal course of business, we have used derivative instruments to manage interest rate risk on anticipated offerings of long-term debt. Receipts or payments resulting from the settlement of derivative instruments used to fix the interest rate on anticipated offerings of senior unsecured notes are amortized over the life of the derivative or the life of the debt and are included in interest expense. Receipts or payments resulting from derivative instruments used to convert floating-rate debt to fixed-rate debt are also recognized as a component of interest expense.

To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. In addition, at the inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions, must be, and are expected to remain, probable of occurring consistent with our related assertions. We recognize all derivative instruments at fair value in the line items *Prepaid Expenses and Other Assets, Net* or *Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets.

Changes in fair value of derivative instruments that are not designated in hedging relationships or that do not meet the criteria of hedge accounting are recognized in earnings. For derivative instruments designated in qualifying cash flow hedging relationships, changes in fair value related to the effective portion of the derivative instruments are recognized in the line item *Accumulated Other Comprehensive Income* on the Consolidated Balance Sheets, whereas changes in fair value of the ineffective portion are recognized in earnings. If a derivative instrument ceases to be highly effective as a hedge, or if it becomes probable the underlying forecasted transaction will not occur, we discontinue cash flow hedge accounting prospectively and record the appropriate adjustment to earnings based on the current fair value of the derivative instrument.

The credit risks associated with derivative instruments are managed through the evaluation and ongoing monitoring of the creditworthiness of the counterparties. In the event that a counterparty fails to meet the terms of a derivative instrument, our exposure is limited to the fair value of the instrument, not its notional amount.

Fair Value

GAAP establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. The guidance establishes a hierarchy for inputs used in measuring fair value based on observable and unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions of pricing the asset or liability based on the best information available in the circumstances. We estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. The fair value hierarchy consists of the following three broad levels:

- Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

- Level 2 - inputs other than quoted prices within Level 1 that are either directly or indirectly observable for the asset or liability; and

- Level 3 - unobservable inputs in which little or no market data exists for the asset or liability.

Our assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize on disposition.

Segment Reporting

Management views the Company as operating within a single business segment. Our primary activities include acquiring, developing, leasing and managing industrial properties across various geographic markets within the United States. We manage our operations on a consolidated basis to assess performance and make strategic operating decisions. Although we have target markets, we do not operate individual markets independently from our overall portfolio nor do we distinguish our business or group our operations on a geographical basis for purposes of assessing overall performance. Our Chief Executive Officer serves as the Chief Operating Decision Maker ("CODM").

The CODM uses consolidated net income as the primary measure to assess overall company performance and to allocate resources. Consolidated net income is presented in our Consolidated Financial Statements and provides a comprehensive view of the Company's financial performance, including both property and non-property financial results. The CODM reviews significant expenses associated with the Company's single operating segment, including property-related and corporate-level costs, which are presented in the Consolidated Statements of Operations.

We do not report asset information for our single segment as it is not utilized by our CODM for assessing performance or allocating resources. Asset values for our properties are reported in our Consolidated Balance Sheets at historical cost which may not reflect current market value.

Our property portfolio is well diversified across a broad range of tenants and industries. No single tenant or property accounted for more than 10% of our total revenue for the years ended December 31, 2025, 2024 and 2023.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires enhanced income tax disclosures, including further disaggregation of federal and state income taxes paid by jurisdiction. ASU 2023-09 is effective for the year ended December 31, 2025. We adopted ASU 2023-09 for the year ended December 31, 2025. The adoption did not have a material impact on our Consolidated Financial Statements. The additional required disclosures related to ASU 2023-09 are included in Note 9.

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires enhanced disclosures regarding income statement expenses, including disaggregation of significant categories such as depreciation and amortization of real estate assets, property operating expenses and employee compensation, within relevant expense captions presented in the income statement. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. We are currently evaluating ASU 2024-03 to determine its impact on our financial statement disclosures.

3. Investment in Real Estate

Acquisitions

The following table summarizes our acquisition of industrial properties and land parcels for the years ended December 31, 2025, 2024 and 2023. We accounted for the properties and land parcels as asset acquisitions and capitalized transaction costs to the basis of the acquired assets. The revenue and net income associated with the acquisition of the industrial properties, since their respective acquisition dates, are not significant for years ended December 31, 2025, 2024 or 2023.

		Year Ended December 31,	
	2025	2024	2023
Number of Industrial Properties Acquired	4	5	4
GLA (in millions)	1.9	0.3	0.2
Purchase Price of Industrial Properties Acquired	$ 276,630	$ 44,765	$ 43,950
Purchase Price of Income Producing Land Parcels Acquired [A]	10,625	—	—
Purchase Price of Land Parcels Acquired [B]	15,698	25,924	80,554
Total Purchase Price [C]	$ 302,953	$ 70,689	$ 124,504

[A] For the year ended December 31, 2025, includes $116 and $893 allocated to building and improvements and in-place leases, respectively.

[B] For the year ended December 31, 2023, includes $1,334 and $763 allocated to above market leases and in-place leases, respectively.

[C] Purchase price excludes closing costs. Additionally, for the year ended December 31, 2025, three industrial buildings were acquired from the Joint Venture. As such, the purchase price was reduced by our proportionate share of the Joint Venture's gain on sale and incentive fees totaling $40,583 See Note 5.

The following table summarizes the fair value of amounts recognized for each major class of asset and liability for the industrial properties and land parcels acquired during the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Land	$ 78,427	$ 42,399
Building and Improvements/Construction in Progress	197,963	24,635
Other Assets	7,603	931
In-Place Leases	19,128	3,209
Above Market Leases	—	333
Below Market Leases	(168)	(818)
Total Purchase Price	$ 302,953	$ 70,689

Sales

The following table summarizes our property and land dispositions for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,	
	2025	2024	2023
Number of Industrial Properties Sold	7	22	11
GLA (in millions) [A]	0.3	1.2	1.0
Gross Proceeds from the Sale of Real Estate [A]	$ 42,285	$ 162,757	$ 125,293
Gain on Sale of Real Estate [A]	$ 26,905	$ 111,970	$ 95,650

[A] Gross proceeds and gain on sale of real estate include the sale of one land parcel for the year ended December 31, 2025 and two land parcels for the year ended December 31, 2023.

4. Indebtedness

The following table discloses certain information regarding our indebtedness:

	Outstanding Balance at		Interest Rate at December 31, 2025	Effective Interest Rate at Issuance	Maturity Date
	December 31, 2025	December 31, 2024			
Mortgage Loan Payable	$ 9,295	$ 9,643	4.17%	4.17%	8/1/2028
Senior Unsecured Notes, Gross					
2027 Notes	6,070	6,070	7.15%	7.11%	5/15/2027
2028 Notes	31,901	31,901	7.60%	8.13%	7/15/2028
2031 Notes	450,000	—	5.25%	5.41%	1/15/2031
2032 Notes	10,600	10,600	7.75%	7.87%	4/15/2032
2027 Private Placement Notes	125,000	125,000	4.30%	4.30%	4/20/2027
2028 Private Placement Notes	150,000	150,000	3.86%	3.86%	2/15/2028
2029 Private Placement Notes	75,000	75,000	4.40%	4.40%	4/20/2029
2029 II Private Placement Notes	150,000	150,000	3.97%	4.23%	7/23/2029
2030 Private Placement Notes	150,000	150,000	3.96%	3.96%	2/15/2030
2030 II Private Placement Notes	100,000	100,000	2.74%	2.74%	9/17/2030
2032 Private Placement Notes	200,000	200,000	2.84%	2.84%	9/17/2032
Subtotal	$ 1,448,571	$ 998,571			
Unamortized Debt Issuance Costs	(6,991)	(3,347)			
Unamortized Discounts	(2,973)	(40)			
Senior Unsecured Notes, Net	$ 1,438,607	$ 995,184			
Unsecured Term Loans, Gross					
2021 Unsecured Term Loan	—	200,000	N/A	N/A	N/A
2022 Unsecured Term Loan II (A)(B)	300,000	300,000	4.42%	N/A	8/12/2026
2022 Unsecured Term Loan (A)	425,000	425,000	3.64%	N/A	10/18/2027
2025 Unsecured Term Loan (A)(C)	200,000	—	1.83%	N/A	3/17/2028
Subtotal	$ 925,000	$ 925,000			
Unamortized Debt Issuance Costs	(2,506)	(2,524)			
Unsecured Term Loans, Net	$ 922,494	$ 922,476			
Unsecured Credit Facility (D)	$ 183,000	$ 282,000	4.44%	N/A	3/16/2029

(A) The interest rate at December 31, 2025 includes the impact of derivative instruments which effectively convert the variable rate of the debt to a fixed rate. See Note 12.

(B) During the year ended December 31, 2025, we consummated our exercise of the first one-year extension option, which extends the maturity date to August 12, 2026. At our option, we may extend the maturity pursuant to an additional one-year extension option, subject to satisfaction of certain conditions.

(C) At our option, we may extend the maturity date pursuant to two one-year extension options, subject to satisfaction of certain conditions.

(D) At our option, we may extend the maturity date pursuant to two six-month extension options, subject to satisfaction of certain conditions. Amounts exclude unamortized debt issuance costs of $7,356 and $713 as of December 31, 2025 and 2024, respectively, which are included in the line item *Prepaid Expenses and Other Assets, Net* on the Consolidated Balance Sheets.

Mortgage Loan Payable

As of December 31, 2025, the mortgage loan payable is collateralized by industrial properties with a net carrying value of $29,395. We believe the Operating Partnership and the Company were in compliance with all covenants relating to our mortgage loan as of December 31, 2025.

Senior Unsecured Notes, Net

The senior notes issued in a private placement (the "Private Placement Notes") are unsecured obligations of the Operating Partnership that are fully and unconditionally guaranteed by the Company and require semi-annual interest payments.

On May 14, 2025, we issued $450,000 of senior unsecured notes due January 15, 2031 (the "2031 Notes"). The 2031 Notes bear interest at a fixed rate of 5.25% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning January 15, 2026. The notes were issued at 99.265% of par, resulting in an original issue discount that will be amortized as an adjustment to interest expense. In anticipation of the issuance, we entered into two five-year treasury lock agreements (the "2030 Treasury Locks") to hedge the interest rate risk associated with the 2031 Notes. We settled the 2030 Treasury Locks on May 13, 2025 for a payment of $250, which was recorded in other comprehensive income and will be amortized to interest expense over a five-year period. Taking into account the original issue discount and the settlement amount of the 2030 Treasury Locks, the effective interest rate on the 2031 Notes is 5.41%. The 2031 Notes include customary covenants, including, but not limited to, limitations on the incurrence of additional indebtedness and requirements to maintain specified debt service coverage ratios.

Unsecured Term Loans, Net

On March 18, 2025, we amended and restated our existing $200,000 unsecured term loan (as amended and restated, the "2025 Unsecured Term Loan"). The 2025 Unsecured Term Loan matures on March 17, 2028, and includes two optional one-year extensions, subject to the satisfaction of certain conditions. The 2025 Unsecured Term Loan provides for interest-only payments during the term and bears interest at a variable rate based on SOFR, plus a 10 basis point SOFR adjustment and a credit spread of 85 basis points based on our current credit ratings and consolidated leverage ratio. We have interest rate swaps outstanding with a notional value of $200,000 that fix the SOFR rate component at 0.88% at December 31, 2025 and mature on February 2, 2026. The all-in interest rate at December 31, 2025 is 1.83%. See Note 12 for additional information. The 2025 Unsecured Term Loan may be increased, at our request and subject to willingness of existing or new lenders to fund such increase and other customary conditions, to a maximum of $460,000.

Our $300,000 unsecured term loan (the "2022 Unsecured Term Loan II") matures on August 12, 2026, with the option to extend the term for an additional one-year period, subject to satisfaction of certain conditions. At December 31, 2025, the 2022 Unsecured Term Loan II requires interest-only payments and bears interest at a variable rate based on SOFR, plus a 10 basis point SOFR adjustment and a credit spread of 85 basis points. The interest rate is subject to adjustment based on changes to our leverage ratio, credit ratings and sustainability-linked pricing metrics. Additionally, we have interest rate swaps with an aggregate notional value of $300,000 that effectively lock the SOFR rate at 3.47%. The all-in interest rate at December 31, 2025 is 4.42%. $150,000 of the notional amount of the interest rate swaps matures on August 1, 2027, while the remaining $150,000 of the notional amount of the interest rate swaps matures on December 1, 2028. See Note 12 for additional information.

Our $425,000 unsecured term loan (the "2022 Unsecured Term Loan") matures on October 18, 2027. At December 31, 2025, the 2022 Unsecured Term Loan requires interest-only payments and bears interest at a variable rate based on SOFR, plus a 10 basis point SOFR adjustment and a credit spread of 85 basis points. The interest rate is subject to adjustment based on changes to our leverage ratio, credit ratings and sustainability-linked pricing metrics. Additionally, we have interest rate swaps with an aggregate notional value of $425,000 that lock the SOFR rate at 2.69%. The all-in interest rate at December 31, 2025 is 3.64%. The interest rate swaps mature on September 30, 2027. See Note 12 for additional information.

The "Unsecured Term Loans" are comprised of the 2025 Unsecured Term Loan, the 2022 Unsecured Term Loan II and the 2022 Unsecured Term Loan. On January 22, 2026, we refinanced our 2022 Unsecured Term Loan and our 2022 Unsecured Term Loan II and we amended our 2025 Unsecured Term Loan. See Note 15 for additional information.

Unsecured Credit Facility

On March 18, 2025, we amended and restated our existing $750,000 revolving credit agreement, increasing the total capacity to $850,000 (as amended and restated, the "Unsecured Credit Facility"). The Unsecured Credit Facility matures on March 16, 2029, and includes two optional six-month extensions, subject to the satisfaction of certain conditions. At December 31, 2025, borrowings under the Unsecured Credit Facility bear interest at a variable rate based on SOFR, plus a credit spread of 77.5 basis points based on our current credit ratings and consolidated leverage ratio, and requires us to pay a facility fee of 15 basis points. The Unsecured Credit Facility provides for interest-only payments during the term and may be increased, at our request and subject to the willingness of existing or new lenders to fund such increase and other customary conditions, to a maximum of $1,000,000.

Indebtedness

The following is a schedule of the stated maturities and scheduled principal payments of our indebtedness, exclusive of discounts, debt issuance costs and the impact of extension options, for the next five years as of December 31, and thereafter:

	Amount
2026	$ 300,364
2027	556,449
2028	390,453
2029	408,000
2030	250,000
Thereafter	660,600
Total	$ 2,565,866

Our Unsecured Credit Facility, Unsecured Term Loans, Private Placement Notes and the indentures governing our senior unsecured notes contain certain financial covenants. These include, among others, restrictions on the incurrence of additional indebtedness and requirements related to debt service coverage ratios. Under the terms of the Unsecured Credit Facility and Unsecured Term Loans, an event of default can occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred, which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreements. We believe the Operating Partnership and the Company were in compliance with all covenants under the Unsecured Credit Facility, the Unsecured Term Loans, the Private Placement Notes and the indentures governing our senior unsecured notes as of December 31, 2025. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders and noteholders in a manner that could impose and cause us to incur material costs.

Fair Value

At December 31, 2025 and 2024, the fair value of our indebtedness was as follows:

	December 31, 2025		December 31, 2024	
	Carrying Amount [A]	Fair Value	Carrying Amount [A]	Fair Value
Mortgage Loan Payable	$ 9,295	$ 9,171	$ 9,643	$ 9,326
Senior Unsecured Notes, Net	1,445,598	1,406,188	998,531	909,012
Unsecured Term Loans	925,000	926,998	925,000	924,814
Unsecured Credit Facility	183,000	183,000	282,000	282,162
Total	$ 2,562,893	$ 2,525,357	$ 2,215,174	$ 2,125,314

[A] The carrying amounts include unamortized discounts and exclude unamortized debt issuance costs.

The fair value of our mortgage loan payable was determined by discounting the future cash flows using current rates at which similar loans with comparable remaining maturities would be issued. These rates were internally estimated. The fair value of the senior unsecured notes was determined based on current rates as advised by our bankers. These rates were based upon recent trades within the same series of the senior unsecured notes, trades for senior unsecured notes with comparable maturities, trades for fixed rate unsecured notes from companies with profiles similar to ours, as well as overall economic conditions. For the Unsecured Credit Facility and the Unsecured Term Loans, the fair value was calculated by discounting future cash flows using current rates, as advised by our bankers, reflecting rates at which loans with similar terms and credit ratings would be issued, assuming no repayment before maturity. We concluded that our fair value determination for our mortgage loan payable, senior unsecured notes, Unsecured Term Loans and Unsecured Credit Facility primarily relied on Level 3 inputs.

5. Variable Interest Entities

Other Real Estate Partnerships

The Other Real Estate Partnerships are variable interest entities ("VIEs") of the Operating Partnership and the Operating Partnership is the primary beneficiary, thus causing the Other Real Estate Partnerships to be consolidated by the Operating Partnership. In addition, the Operating Partnership is a VIE of the Company and the Company is the primary beneficiary.

The following table summarizes the assets and liabilities of the Other Real Estate Partnerships, as reflected in our Consolidated Balance Sheets. All amounts are shown net of intercompany eliminations:

	December 31, 2025	December 31, 2024
ASSETS		
Assets:		
Net Investment in Real Estate	$ 288,680	$ 296,588
Operating Lease Right-of-Use Assets	10,573	12,818
Cash and Cash Equivalents	2,745	2,463
Deferred Rent Receivable	15,633	16,060
Prepaid Expenses and Other Assets, Net	11,045	11,937
Total Assets	$ 328,676	$ 339,866
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accounts Payable, Accrued Expenses and Other Liabilities	$ 6,304	$ 8,625
Operating Lease Liabilities	10,151	10,186
Rents Received in Advance and Security Deposits	7,765	8,412
Partners' Capital	304,456	312,643
Total Liabilities and Partners' Capital	$ 328,676	$ 339,866

Joint Venture

The Joint Venture was formed for the purpose of developing, leasing, operating and selling land located in the Phoenix, Arizona metropolitan area. We hold our Joint Venture interest through a consolidated partnership (the "Joint Venture Partnership") in which we own an 88% interest and a third-party partner owns the remaining 12%. As we have the power to direct the activities that most significantly impact the economic performance of the Joint Venture Partnership, we consolidate the Joint Venture Partnership and reflect our partner's share as Noncontrolling Interest (see Note 6). The Joint Venture Partnership holds a 49% interest in the unconsolidated Joint Venture, which we account for under the equity method of accounting. Excluding the minority interest holder's share, we effectively own a 43% interest in the Joint Venture. The Joint Venture Partnership is held through a wholly-owned TRS of the Operating Partnership.

Under the operating agreement for the Joint Venture, we act as the managing member and are entitled to receive fees for providing management, leasing, development, disposition and asset management services. In addition, we may earn incentive fees based on the ultimate financial performance of the Joint Venture.

During the years ended December 31, 2025, 2024 and 2023, we earned fees of $1,491, $3,105 and $6,473, respectively, from the Joint Venture related to asset management, property management, leasing and development services we provided to the Joint Venture, of which $128, $560 and $1,314, respectively, were deferred due to our economic interest in the Joint Venture. During the years ended December 31, 2025, 2024 and 2023, we incurred $629, $1,529 and $3,667, respectively, in fees paid for third-party development, property management and leasing services associated with the Joint Venture. At December 31, 2025 and 2024, outstanding receivables from the Joint Venture totaled $0 and $364, respectively.

During the year ended December 31, 2024, the Joint Venture substantially completed development of three buildings, (collectively the "Project"): Building A (approximately 0.4 million square feet of GLA), Building B (approximately 0.4 million square feet of GLA) and Building C (approximately 1.0 million square feet of GLA). During the year ended December, 31, 2025, we acquired Buildings A, B and C from the Joint Venture (see Note 3).

Net income of the Joint Venture for the years ended December 31, 2025, 2024 and 2023 was $109,030, $6,223 and $46,664, respectively. Net income for the year ended December 31, 2025, included gain on sale of real estate of $108,328, consisting of $66,836 related to the sales of Buildings A, B and C and $40,770 related to the sale of approximately 71 acres of land. Our economic share of the gain from the building sales and land sale was $28,820 and $17,580, respectively. Because we acquired Buildings A, B and C from the Joint Venture, our share of the gain related to the building sales was offset against the basis of the acquired real estate and not recognized in the line item *Equity in Income of Joint Venture* on the Consolidated Statement of Operations. Net income for the year ended December 31, 2023 included gain on sale of real estate of $40,616 related to the sale of approximately 31 acres of land, of which our economic share was $19,902.

For the years ended December 31, 2025, 2024 and 2023, we earned incentive fees of $21,806, $1,245 and $9,369, respectively, from the Joint Venture. During the year ended December 31, 2025, $11,763 of incentive fees were offset against the basis of real estate in connection with our acquisition of Buildings A, B and C. As a result, incentive fees of $10,043, $1,245 and $9,369 for the years ended December 31, 2025, 2024 and 2023, respectively, were reflected in the *Equity In Income of Joint Venture* line item on the Consolidated Statements of Operations.

In connection with the Project, the Joint Venture entered into a construction loan (the "Joint Venture Loan") which was repaid in conjunction with the sale of Buildings A, B and C during the year ended December 31, 2025. As of December 31, 2024, the outstanding balance of the Joint Venture Loan was $131,111, excluding $269 of unamortized debt issuance costs.

We have provided a completion guarantee to the Joint Venture related to the remaining infrastructure work associated with the Project. The infrastructure work is being performed by a third-party general contractor pursuant to a guaranteed maximum price contract. Although it is not possible to estimate the amount of additional costs, if any, that we may incur in connection with this completion guarantee, we do not expect to be required to make any material payments to satisfy the guarantees.

As part of our assessment of the appropriate accounting treatment for the Joint Venture, we reviewed the operating agreement of the Joint Venture in order to determine our rights and the rights of our joint venture partners, including whether those rights are protective or participating. The Joint Venture's operating agreement contains certain protective rights, such as the requirement of both members' approval to sell, finance or refinance the property and to pay capital expenditures and operating expenditures outside of the approved budget. Also, we and our Joint Venture partners jointly (i) approve the annual budget, (ii) approve certain expenditures, (iii) review and approve the Joint Venture's tax return before filing and (iv) approve each lease at a developed property. We consider the latter rights substantive participation rights that result in shared, joint power over the activities that most significantly impact the performance of the Joint Venture. As such, we concluded to account for our investment in the Joint Venture under the equity method of accounting.

6. Equity of the Company and Partners' Capital of the Operating Partnership

Noncontrolling Interest of the Company

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for Limited Partner Units, as well as the equity positions of the holders of Limited Partner Units issued in connection with the grant of restricted limited partner Units ("RLP Units") pursuant to the Company's stock incentive plan, are collectively referred to as the "Noncontrolling Interests." An RLP Unit is a class of limited partnership interest of the Operating Partnership that is structured as a "profits interest" for U.S. federal income tax purposes and is an award that is granted under our Stock Incentive Plan (see Note 11). Generally, RLP Units entitle the holder to receive distributions from the Operating Partnership that are equivalent to the dividends and distributions that would be made with respect to the number of shares of Common Stock underlying such RLP Units, though receipt of such distributions may be delayed or made contingent on vesting. Once an RLP Unit has vested and received allocations of book income sufficient to increase the book capital account balance associated with such RLP Unit (which will initially be zero) equal to, on a per-unit basis, the book capital account balance associated with a "common" Limited Partner Unit of the Operating Partnership, it automatically becomes a common Limited Partner Unit that is convertible by the holder to one share of Common Stock or a cash equivalent, at the Company's option. Net income is allocated to the Noncontrolling Interests based on the weighted average ownership percentage during the period.

Noncontrolling Interest - Joint Venture

Our ownership interest in the Joint Venture is held through the Joint Venture Partnership with a third party partner and we concluded that we hold the power to direct the activities that most significantly impact the economic performance of the Joint Venture Partnership. As a result, we consolidate the Joint Venture Partnership and reflect our partner's interest in the Joint Venture Partnership that invests in the Joint Venture as a Noncontrolling Interest. For the years ended December 31, 2025, 2024 and 2023, our partner's share of the Joint Venture Partnership's income was $9,036, $537 and $3,949, respectively, and was reflected in the *Equity in Income of Joint Venture* and the *Net Income Attributable to the Noncontrolling Interests* line items in the Consolidated Statements of Operations. At December 31, 2025 and 2024, the *Noncontrolling Interests* line item in the Consolidated Balance Sheets includes our third-party partner's interest of $5,971 and $6,838, respectively.

Operating Partnership Units

The Operating Partnership has issued General Partner Units and Limited Partner Units. The General Partner Units resulted from capital contributions from the Company. The Limited Partner Units are issued in conjunction with the acquisition of certain properties as well as through the issuance of RLP Units. Subject to certain lock-up periods, holders of Limited Partner Units can redeem their Units by providing written notification to the General Partner. Unless the General Partner provides notice of a redemption restriction to the holder, redemption must be made within seven business days after receipt of the holder's notice. The redemption can be effectuated, as determined by the General Partner, either by exchanging the Limited Partner Units for shares of common stock of the Company on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares. Prior requests for redemption have generally been fulfilled with shares of common stock of the Company, and the Operating Partnership intends to continue this practice. If each Limited Partner Unit of the Operating Partnership were redeemed as of December 31, 2025, the Operating Partnership could satisfy its redemption obligations by making an aggregate cash payment of approximately $230,860 or by issuing 4,031,088 shares of the Company's common stock.

Preferred Stock or General Partner Preferred Units

The Company has 10,000,000 shares of preferred stock authorized. As of December 31, 2025 and 2024, there were no preferred shares or general partner preferred Units outstanding.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shares of Common Stock or Unit Contributions

The following table is a roll-forward of the Company's shares of common stock outstanding and the Operating Partnership's Units outstanding, including equity compensation awards which are discussed in Note 11, for the three years ended December 31, 2025:

	Shares of Common Stock Outstanding	General Partner and Limited Partner Units Outstanding
Balance at December 31, 2022	132,141,503	135,197,269
Issuance of Service Awards and Performance Awards (as defined in Note 11)	—	405,618
Vesting of Service Awards and Performance Units (as defined in Note 11)	73,840	73,840
Retirement of Service Awards and Performance Units (as defined in Note 11)	—	(9,193)
Conversion of Limited Partner Units [A]	73,696	—
Retirement of Limited Partner Units [B]	—	(330)
Balance at December 31, 2023	132,289,039	135,667,204
Issuance of Service Awards and Performance Awards (as defined in Note 11)	—	396,400
Vesting of Service Awards and Performance Units (as defined in Note 11)	56,646	56,646
Retirement of Service Awards and Performance Units (as defined in Note 11)	—	(125,842)
Conversion of Limited Partner Units [A]	3,434	—
Retirement of Limited Partner Units [B]	—	(4,429)
Balance at December 31, 2024	132,349,119	135,989,979
Issuance of Service Awards and Performance Awards (as defined in Note 11)	—	549,203
Vesting of Service Awards and Performance Units (as defined Note 11)	59,686	59,686
Retirement of Service Awards and Performance Units (as defined in Note 11)	—	(97,454)
Conversion of Limited Partner Units [A]	61,521	—
Balance at December 31, 2025	132,470,326	136,501,414

[A] For the years ended December 31, 2025, 2024 and 2023, 61,521, 3,434 and 73,696 Limited Partner Units, respectively, were converted into an equivalent number of shares of the Company's common stock, resulting in a reclassification of $1,242, $67 and $1,332, respectively, from noncontrolling interest to the Company's equity.

[B] During the years ended December 31, 2024 and 2023, 4,429 and 330 Limited Partner Units, respectively, were redeemed by a unitholder for cash and were retired by the Operating Partnership.

ATM Program

On February 24, 2023, we entered into three-year distribution agreements with certain sales agents to sell, from time to time, up to 16,000,000 shares of the Company's common stock, for up to $800,000 aggregate gross sales proceeds, through "at-the-market" offerings (the "ATM Program"). On May 8, 2025, in connection with our filing of a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission and subsequent issuance of the 2031 Notes, we suspended our use of the ATM Program.

On August 21, 2025, we resumed the ATM Program by, among other things, entering into new distribution agreements with certain sales agents to sell, from time to time, up to 16,000,000 shares of the Company's common stock, for up to $800,000 aggregate gross sales proceeds, through "at-the-market" offerings under the ATM Program. Each new distribution agreement has a term expiring on May 7, 2028.

Under the terms of the ATM Program, sales are to be made through transactions that are deemed to be "at-the-market" offerings, including sales made directly on the New York Stock Exchange, sales made through a market maker other than on an exchange or sales made through privately negotiated transactions.

During the years ended December 31, 2025, 2024 and 2023, we did not issue shares of the Company's common stock under the ATM Program.

Dividends/Distributions

The following table summarizes dividends/distributions accrued during the past three years:

	2025 Total Dividend/ Distribution	2024 Total Dividend/ Distribution	2023 Total Dividend/ Distribution
Common Stock/Operating Partnership Units	$ 243,177	$ 201,065	$ 173,255

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component for the Company and the Operating Partnership for the years ended December 31, 2025 and 2024:

	Derivative Instruments	Total for Operating Partnership	Comprehensive (Loss) Income Attributable to Noncontrolling Interest	Total for Company
Balance as of December 31, 2023	$ 22,842	$ 22,842	$ (570)	$ 22,272
Other Comprehensive Income Before Reclassifications	20,410	20,410	21	20,431
Amounts Reclassified from Accumulated Other Comprehensive Income	(22,767)	(22,767)	—	(22,767)
Net Current Period Other Comprehensive Loss	(2,357)	(2,357)	21	(2,336)
Balance as of December 31, 2024	$ 20,485	$ 20,485	$ (549)	$ 19,936
Other Comprehensive (Loss) Income Before Reclassifications	(2,996)	(2,996)	452	(2,544)
Amounts Reclassified from Accumulated Other Comprehensive Income	(14,233)	(14,233)	—	(14,233)
Net Current Period Other Comprehensive Loss	(17,229)	(17,229)	452	(16,777)
Balance as of December 31, 2025	$ 3,256	$ 3,256	$ (97)	$ 3,159

The following table summarizes the reclassifications out of accumulated other comprehensive income for both the Company and the Operating Partnership for the years ended December 31, 2025, 2024 and 2023:

Accumulated Other Comprehensive (Income) Loss Components	Amounts Reclassified from Accumulated Other Comprehensive (Income) Loss			Affected Line Items in the Consolidated Statements of Operations
	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023	
Derivative Instruments:				
Amortization of Previously Settled Derivative Instruments	$ 442	$ 410	$ 410	Interest Expense
Net Settlement Receipts from our Counterparties	(14,675)	(23,177)	(21,583)	Interest Expense
	$ (14,233)	$ (22,767)	$ (21,173)	Total

The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in other comprehensive income and is subsequently reclassified to earnings through interest expense over the life of the derivative or over the life of the debt. In the next 12 months, we estimate that approximately $3,100 will be reclassified to net income as a decrease to interest expense.

8. Earnings Per Share and Earnings Per Unit ("EPS"/"EPU")

The computation of basic and diluted EPS of the Company is presented below:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Numerator:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 247,297	$ 287,343	$ 274,584
Denominator (In Thousands):			
Weighted Average Shares - Basic	132,446	132,369	132,264
Effect of Dilutive Securities:			
Performance Units (See Note 11)	68	47	77
Weighted Average Shares - Diluted	132,514	132,416	132,341
Basic EPS:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 1.87	$ 2.17	$ 2.08
Diluted EPS:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 1.87	$ 2.17	$ 2.07

The computation of basic and diluted EPU of the Operating Partnership is presented below:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Numerator:			
Net Income Available to Unitholders	$ 254,550	$ 294,670	$ 281,150
Denominator (In Thousands):			
Weighted Average Units - Basic	135,466	135,092	134,777
Effect of Dilutive Securities:			
Performance Units and certain Performance RLP Units (See Note 11)	572	334	472
Weighted Average Units - Diluted	136,038	135,426	135,249
Basic EPU:			
Net Income Available to Unitholders	$ 1.88	$ 2.18	$ 2.09
Diluted EPU:			
Net Income Available to Unitholders	$ 1.87	$ 2.18	$ 2.08

At December 31, 2025, 2024 and 2023, participating securities for the Company included 68,829, 92,663 and 100,795, respectively, of Service Awards (see Note 11), which participate in non-forfeitable distributions. At December 31, 2025, 2024, and 2023, participating securities for the Operating Partnership included 189,217, 259,957 and 253,955, respectively, of Service Awards and certain Performance Awards (see Note 11), which participate in non-forfeitable distributions. Under the two-class method, participating security holders are allocated income, in proportion to total weighted average shares or Units outstanding, based upon the greater of net income or common stock dividends or Unit distributions declared.

9. Income Taxes

Our Consolidated Financial Statements include the operations of our TRSs, which are not entitled to the dividends paid deduction and are subject to federal, state and local income taxes on its taxable income. During the years ended December 31, 2025, 2024 and 2023, the Company qualified as a REIT and incurred no federal income tax expense; accordingly, the only federal income taxes included in the accompanying Consolidated Financial Statements relate to activities of our TRSs. The components of the income tax provision for the years ended December 31, 2025, 2024 and 2023 is comprised of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	$ (2,757)	$ (174)	$ (22,424)
State	(292)	(5,623)	(6,319)
Deferred:			
Federal	(10,369)	(209)	16,922
State	(1,864)	(69)	3,129
Total Income Tax Provision	$ (15,282)	$ (6,075)	$ (8,692)

Deferred income taxes represent the tax effect of the temporary differences between the book and tax basis of assets and liabilities. Deferred income tax assets and liabilities include the following as of December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
Real Estate Basis Difference - Investment in Joint Venture	$ —	$ 490
Other - Temporary Differences	16	448
Total Deferred Income Tax Assets	$ 16	$ 938
Deferred Income - Investment in Joint Venture	$ (14,360)	$ (3,047)
Other - Temporary Differences	(337)	(339)
Total Deferred Income Tax Liabilities	$ (14,697)	$ (3,386)
Total Net Deferred Income Tax Liabilities	$ (14,681)	$ (2,448)

We evaluate tax positions taken in the financial statements on a quarterly basis under the interpretation for accounting for uncertainty in income taxes. As a result of this evaluation, we may recognize a tax benefit from an uncertain tax position only if it is "more-likely-than-not" that the tax position will be sustained on examination by taxing authorities. As of December 31, 2025, we do not have any unrecognized tax benefits.

We file income tax returns in the U.S. and various states. The statute of limitations for income tax returns is generally three years. As such, our tax returns that are subject to examination would be primarily from 2022 and thereafter. There were no material interest or penalties recorded for the years ended December 31, 2025, 2024 and 2023.

The amount of income taxes we paid during the year ended December 31, 2025 was as follows:

	Year Ended December 31,
	2025
Federal	$ 2,915
State:	
California	1,149
Pennsylvania	392
Texas	355
Arizona	320
Other States	758
Total Income Taxes Paid, Net of Refunds	$ 5,889

The amount of income taxes we paid during the years ended December 31, 2024 and 2023 was $5,299 and $27,754, respectively.

Federal Income Tax Treatment of Common Dividends

For the years ended December 31, 2025, 2024 and 2023, the dividends paid to the Company's common shareholders per common share for income tax purposes were characterized as follows:

	2025	As a Percentage of Distributions	2024	As a Percentage of Distributions	2023	As a Percentage of Distributions
Ordinary Income [A]	$ 1.5772	88.61 %	$ 0.7080	47.84 %	$ 0.6756	52.78 %
Unrecaptured Section 1250 Capital Gain	—	0.00 %	0.2948	19.92 %	0.0536	4.19 %
Other Capital Gain [B]	—	0.00 %	0.4772	32.24 %	0.0956	7.47 %
Qualified Dividend	0.2028	11.39 %	—	0.00 %	0.4552	35.56 %
	$ 1.7800	100.00 %	$ 1.4800	100.00 %	$ 1.2800	100.00 %

[A] For the years ended December 31, 2025, 2024 and 2023, the Code Section 199A dividend is equal to the total ordinary income dividend.

[B] For the years ended December 31, 2024 and 2023, Section 1061 of the Code related to Capital Gains for the One Year Amounts was 0% and 0%, respectively, and for the Three Year Amounts was 0% and 0%, respectively.

10. Leases

Lessee Disclosures

We are a lessee on a limited number of ground and office leases (the "Operating Leases"). Our office leases have remaining lease terms of less than one year to six years and our ground leases have remaining terms of 29 years to 44 years. For the year ended December 31, 2025, we recognized $3,240 of operating lease expense, inclusive of short-term and variable lease costs which are not significant.

The following is a schedule of the maturities of operating lease liabilities for the next five years as of December 31, 2025, and thereafter:

2026	$	2,367
2027		2,554
2028		2,286
2029		2,014
2030		1,890
Thereafter		40,530
Total Lease Payments		51,641
Less Imputed Interest [(A)]		(32,191)
Total	$	19,450

[(A)] Calculated using the discount rate for each lease.

As of December 31, 2025, our weighted average remaining lease term for the Operating Leases is 32.6 years and the weighted average discount rate is 7.2%.

A number of the Operating Leases include options to extend the lease term. For purposes of determining our lease term, we excluded periods covered by an option since it was not reasonably certain at lease commencement that we would exercise the options.

Lessor Disclosures

Our properties and certain land parcels are leased to tenants and classified as operating leases. For the years ended December 31, 2025, 2024 and 2023, we recognized lease revenue of $719,220, $660,967 and $602,294, respectively, including variable lease payments of $156,306, $146,568 and $131,823, respectively. Variable lease payments primarily consist of tenant reimbursements of property operating expenses. Future minimum rental receipts, excluding variable payments, under non-cancelable operating leases that commenced prior to December 31, 2025 are approximately as follows:

2026	$	573,213
2027		540,572
2028		457,338
2029		364,593
2030		288,941
Thereafter		708,556
Total	$	2,933,213

Several of our operating leases include options to extend the lease term and/or to purchase the building. For purposes of determining the lease term and lease classification, we exclude these extension periods and purchase options unless it is reasonably certain at lease commencement that the option will be exercised.

11. Long-Term Compensation

Equity Based Compensation

The Company maintains a stock incentive plan which is administered by the Compensation Committee of the Board of Directors in which officers, certain employees and the Company's independent directors are eligible to participate (the "Stock Incentive Plan"). Among other forms of allowed awards, awards made under the Stock Incentive Plan during the three years ended December 31, 2025 have been in the form of restricted stock awards, restricted stock unit awards, performance share awards and RLP Units (as defined in Note 6). Special provisions apply to awards granted under the Stock Incentive Plan in the event of a change in control in the Company. As of December 31, 2025, awards covering 3.1 million shares of common stock were available to be granted under the Stock Incentive Plan. Under the Stock Incentive Plan, each RLP Unit counts as one share of common stock for purposes of calculating the limit on shares that may be issued.

Awards with Performance Measures

During the years ended December 31, 2025, 2024 and 2023, the Company granted 37,435, 46,947 and 44,821 performance units ("Performance Units"), respectively, to certain employees. In addition, the Company granted 376,089, 263,159 and 280,083 RLP Units, respectively, for the years ended December 31, 2025, 2024 and 2023, with the same performance-based criteria as the Performance Units ("Performance RLP Units" and, together with the Performance Units, collectively the "Performance Awards") to certain employees. A portion of each Performance Award vests based upon the total shareholder return ("TSR") of the Company's common stock compared to the TSR of the FTSE Nareit All Equity Index and the remainder vests based upon the TSR of the Company's common stock compared to a specified group of peer industrial real estate companies. The performance period for awards issued in 2025 is three years and compensation expense is charged to earnings over the applicable vesting period for the Performance Awards. At the end of the measuring period, vested Performance Units convert into shares of common stock. The participant is also entitled to dividend equivalents for shares or RLP Units issued pursuant to vested Performance Awards. The Operating Partnership issues General Partner Units to the Company in the same amounts for vested Performance Units.

The Performance Awards issued for the years ended December 31, 2025, 2024 and 2023, had fair value of $11,744, $9,281 and $8,948, respectively. The fair values were determined by a lattice-binomial option-pricing model based on Monte Carlo simulations using the following assumptions:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Expected dividend yield	2.99 %	2.42 %	2.46 %
Expected volatility - range used	21.36% - 22.81%	23.41% - 24.52%	27.09% - 32.03%
Expected volatility - weighted average	22.01 %	23.79 %	29.42 %
Risk-free interest rate	4.38% - 4.49%	4.20% - 5.24%	4.23% - 4.78%

Performance Award transactions for the year ended December 31, 2025 are summarized as follows:

	Performance Units		Weighted Average Grant Date Fair Value	Performance RLP Units		Weighted Average Grant Date Fair Value
Outstanding at December 31, 2024	120,041	$	29.05	749,586	$	29.00
Issued	37,435	$	28.59	376,089	$	28.38
Forfeited	(14,568)	$	29.74	(91,156)	$	29.74
Vested	(18,745)	$	29.74	(117,298)	$	29.74
Outstanding at December 31, 2025	124,163	$	28.73	917,221	$	28.58

Service Based Awards

During the years ended December 31, 2025, 2024 and 2023, the Company awarded 53,126, 61,168 and 56,236 of restricted stock units ("Service Units"), respectively, to certain employees and outside directors. In addition, for the years ended December 31, 2025, 2024 and 2023, the Company awarded 123,698, 102,548 and 98,342 RLP Units, respectively, ("Service RLP Units" and, together with the Service Units, collectively the "Service Awards") to certain employees and outside directors. The Service Awards granted to employees were based on the prior achievement of certain corporate performance goals and generally vest ratably over a period of three years based on continued employment. Service Awards granted to outside directors vest after one year. Compensation expense is charged to earnings over the vesting periods for the Service Awards. At the end of the service period, vested Service Units convert into shares of common stock. The Operating Partnership issues restricted Unit awards to the Company in the same amount for the restricted stock units.

The Service Awards issued for the years ended December 31, 2025, 2024 and 2023 had fair value of $8,863, $8,408 and $7,948, respectively. The fair value is based on the Company's stock price on the date such awards were approved by the Compensation Committee of the Board of Directors. Service Award transactions for the year ended December 31, 2025 are summarized as follows:

	Service Units		Weighted Average Grant Date Fair Value	Service RLP Units		Weighted Average Grant Date Fair Value
Outstanding at December 31, 2024	120,525	$	53.09	178,165	$	52.02
Issued	53,126	$	53.46	123,698	$	48.69
Forfeited	—	$	—	—	$	—
Vested	(71,545)	$	53.49	(91,103)	$	52.45
Outstanding at December 31, 2025	102,106	$	53.00	210,760	$	49.88

Compensation Expense Related to Long-Term Compensation

For the years ended December 31, 2025, 2024 and 2023, we recognized $20,297, $20,085 and $16,673, respectively, in compensation expense related to Performance Awards and Service Awards. Performance Award and Service Award compensation expense capitalized in connection with development activities was $2,919, $2,599 and $3,014 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, we had $7,695 in unrecognized compensation related to unvested Performance Awards and Service Awards. The weighted average period that the unrecognized compensation is expected to be recognized is 0.82 years.

Retirement Eligibility

All award agreements for Performance Awards and Service Awards contain a retirement eligibility policy for employees with at least 10 years of continuous service and are at least 60 years old. For employees that meet the age and service eligibility requirements, their awards are non-forfeitable. As such, we recognized 100% of the expenses for awards granted to retirement-eligible employees at the grant date as if fully vested. For employees who will meet the eligibility requirements during the normal vesting period, the grants are amortized over the shorter service period. Additionally, our Chief Executive Officer's former employment agreement contained a retirement provision, which provided for all of his outstanding Performance Awards and Service Awards to be non-forfeitable effective December 31, 2024. As such, his Performance Awards and Service Awards granted during the years ended December 31, 2024 and 2023 were amortized over one year and two years, respectively, as opposed to the three-year vesting period.

401(k) Plan

Under the Company's 401(k) Plan, all eligible employees may participate by making voluntary contributions, and we may make, but are not required to make, matching contributions. For the years ended December 31, 2025, 2024 and 2023, total expense related to matching contributions was $1,478, $1,428 and $1,382, respectively.

12. Derivative Instruments

Our objectives in using derivatives are to add stability to interest expense and to manage our cash flow volatility and exposure to interest rate movements. To accomplish these objectives, we primarily use derivative instruments as part of our interest rate risk management strategy. Derivative instruments designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During May 2025, in connection with the issuance of the 2031 Notes, we entered into two treasury locks with an aggregate notional value of $350,000 (the "2030 Treasury Locks") to manage our exposure to changes in the five-year U.S. Treasury rate. We paid approximately $250 to settle the 2030 Treasury Locks with our counterparties. The 2030 Treasury Locks effectively fixed the five-year U.S. Treasury rate at a weighted average of 4.12%. We designated the 2030 Treasury Locks as cash flow hedges and the settlement payment will be amortized into interest expense over the five-year hedge period (see Note 4).

We use interest rate swaps to manage our exposure to changes in SOFR related to our Unsecured Term Loans. All of our swaps have been designated as cash flow hedges.

We have three interest rate swaps with an aggregate notional value of $200,000 that fix the SOFR rate component at 0.88% at December 31, 2025 and mature on February 2, 2026 (the "2021 Swaps"). During the year ended December 31, 2025, we entered into three forward-starting swaps commencing February 2, 2026, with an aggregate notional value of $200,000 that fix SOFR at 3.15% and mature on February 1, 2029 (the "2026 Swaps").

We have eight interest rate swaps with an aggregate notional value of $425,000 that fix the SOFR rate component at 2.69% and mature on September 30, 2027 (the "2022 Swaps").

We entered into seven interest rate swaps with an aggregate notional value of $300,000 (the "2022 II Swaps") and of this amount, $150,000 matured on December 1, 2025 and the remaining $150,000 matures on August 1, 2027. The effective fixed SOFR rate for the 2022 II Swaps was 3.93% prior to the December 1, 2025 maturity. During the year ended December 31, 2025, we entered into three forward-starting swaps that commenced December 1, 2025, with an aggregate notional value of $150,000 that fix SOFR at 3.19% and mature on December 1, 2028 (the "2025 Swaps"). As of December 31, 2025, we have seven interest rate swaps with an aggregate notional value of $300,000 that fix the SOFR rate component at 3.47%.

The "Swaps" are comprised of the 2021 Swaps, the 2026 Swaps, the 2022 Swaps, the 2022 II Swaps, and the 2025 Swaps.

Our agreements with our derivative counterparties contain cross-default provisions, which may be triggered if we default on other indebtedness, subject to certain thresholds. As of December 31, 2025, we had not posted any collateral under these agreements and were in compliance with all contractual provisions of these agreements. In the event of a breach, we could be required to settle our obligations at the termination values within the agreements.

The following table sets forth our financial assets and liabilities related to the Swaps, which are included in the line items *Prepaid Expenses and Other Assets, Net* or *Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets and are accounted for at fair value on a recurring basis as of December 31, 2025 and 2024:

			Fair Value Measurements at Reporting Date Using:		
Description		**Fair Value at December 31, 2025**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Unobservable Inputs (Level 3)**
Derivatives designated as a hedging instrument:					
Assets:					
2021 Swaps	$	500	— $	500	—
2022 Swaps	$	4,263	— $	4,263	—
2025 Swaps	$	408	— $	408	—
2026 Swaps	$	759	— $	759	—
Liabilities:					
2022 II Swaps	$	(1,092)	— $	(1,092)	—

		Fair Value at December 31, 2024			
Derivatives designated as a hedging instrument:					
Assets:					
2021 Swaps	$	6,902	— $	6,902	—
2022 Swaps	$	14,461	— $	14,461	—
2022 II Swaps	$	896	— $	896	—

There was no ineffectiveness recorded on the Swaps during the year ended December 31, 2025. See Note 7 for more information regarding our derivatives.

The estimated fair value of the Swaps was determined using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments are incorporated in the fair value to account for potential non-performance risk, including our own non-performance risk and the respective counterparty's non-performance risk. We determined that the significant inputs used to value the Swaps fell within Level 2 of the fair value hierarchy.

13. Related Party Transactions

At December 31, 2025 and 2024, the Operating Partnership had receivable balances of $9,156 and $9,225, respectively, from a direct wholly-owned subsidiary of the Company. Additionally, see Note 5 for transactions with our joint venture.

14. Commitments and Contingencies

In the normal course of business, we are involved in legal actions arising from the ownership and operation of our industrial properties. In our opinion, any liabilities that may result from such legal actions are not expected to have a materially adverse effect on our consolidated financial position, results of operations or liquidity.

At December 31, 2025, we had outstanding letters of credit and performance bonds in the aggregate amount of $35,857.

In conjunction with the development of industrial properties, we have entered into construction agreements with general contractors for the development of industrial properties. At December 31, 2025, we had six projects under construction, totaling approximately 1.1 million square feet of GLA. The estimated total investment for these projects as of December 31, 2025, is approximately $187,100 (unaudited). Of this amount, approximately $87,000 (unaudited) remains to be funded. There can be no assurance that actual completion costs will not exceed the estimated amounts.

15. Subsequent Events

On January 22, 2026, we refinanced the 2022 Unsecured Term Loan to, among other things, extend its maturity date to January 2030 (with our option to extend the maturity date of the loan by one year) and eliminate the 10 basis point SOFR adjustment. We also refinanced the 2022 Unsecured Term Loan II to, among other things, extend its maturity date to January 2029 (with our option to extend the maturity date two years via two one-year extension options), increase the principal amount of the loan to $375,000 and eliminate the 10 basis point SOFR adjustment. In conjunction with these refinancings, we also amended the 2025 Unsecured Term Loan to, among other things, eliminate the 10 basis point SOFR adjustment.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost — Land	Initial Cost — Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 — Land	Gross Amount Carried At Close of Period 12/31/25 — Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/25 — Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
Properties										
Atlanta										
1650 Highway 155	McDonough, GA	$ —	$ 779	$ 4,544	$ (875)	$ 345	$ 4,103	$ 4,448	$ 3,185	1994
4051 Southmeadow Parkway	Atlanta, GA	—	726	4,130	2,485	726	6,615	7,341	3,981	1994
4071 Southmeadow Parkway	Atlanta, GA	—	750	4,460	2,270	828	6,652	7,480	4,892	1994
4081 Southmeadow Parkway	Atlanta, GA	—	1,012	5,918	2,428	1,157	8,201	9,358	5,938	1994
5570 Tulane Drive	Atlanta, GA	—	527	2,984	1,420	546	4,385	4,931	2,761	1996
955 Cobb Place	Kennesaw, GA	—	780	4,420	1,183	804	5,579	6,383	3,778	1997
1005 Sigman Road	Conyers, GA	—	566	3,134	1,398	574	4,524	5,098	2,544	1999
2050 East Park Drive	Conyers, GA	—	452	2,504	1,057	459	3,554	4,013	2,025	1999
3060 South Park Boulevard	Ellenwood, GA	—	1,600	12,464	2,261	1,604	14,721	16,325	8,375	2003
175 Greenwood Industrial Parkway	McDonough, GA	—	1,550	—	8,660	1,550	8,660	10,210	4,368	2004
5095 Phillip Lee Drive	Atlanta, GA	—	735	3,627	836	740	4,458	5,198	3,249	2005
6514 Warren Drive	Norcross, GA	—	510	1,250	196	513	1,443	1,956	939	2005
6544 Warren Drive	Norcross, GA	—	711	2,310	662	715	2,968	3,683	1,956	2005
5356 E. Ponce De Leon Avenue	Stone Mountain, GA	—	604	3,888	811	610	4,693	5,303	3,901	2005
5390 E. Ponce De Leon Avenue	Stone Mountain, GA	—	397	1,791	338	402	2,124	2,526	1,640	2005
1755 Enterprise Drive	Buford, GA	—	712	2,118	197	716	2,311	3,027	1,533	2006
4555 Atwater Court	Buford, GA	—	881	3,550	829	885	4,375	5,260	2,722	2006
80 Liberty Industrial Parkway	McDonough, GA	—	756	3,695	(404)	467	3,580	4,047	1,728	2007
596 Bonnie Valentine Way	Pendergrass, GA	—	2,580	21,730	2,384	2,594	24,100	26,694	10,837	2007
5055 Oakley Industrial Boulevard	Fairburn, GA	—	8,514	—	166	8,680	—	8,680	—	2008
11415 Old Roswell Road	Alpharetta, GA	—	2,403	1,912	448	2,428	2,335	4,763	1,705	2008
1281 Highway 155 S.	McDonough, GA	—	2,501	—	17,232	2,502	17,231	19,733	5,100	2016
4955 Oakley Industrial Boulevard	Fairburn, GA	—	3,650	—	34,386	3,661	34,375	38,036	5,779	2019
Baltimore/Washington D.C.										
16522 Hunters Green Parkway	Hagerstown, MD	—	1,390	13,104	9,307	1,863	21,938	23,801	9,680	2003
22520 Randolph Drive	Dulles, VA	—	3,200	8,187	188	3,208	8,367	11,575	3,968	2004
22630 Dulles Summit Court	Dulles, VA	—	2,200	9,346	1,656	2,206	10,996	13,202	4,439	2004
11204 McCormick Road	Hunt Valley, MD	—	1,017	3,132	319	1,038	3,430	4,468	2,665	2005
11110 Pepper Road	Hunt Valley, MD	—	918	2,529	1,358	938	3,867	4,805	2,476	2005
10709 Gilroy Road	Hunt Valley, MD	—	913	2,705	175	913	2,880	3,793	2,877	2005
10707 Gilroy Road	Hunt Valley, MD	—	1,111	3,819	(1)	1,136	3,793	4,929	2,866	2005
38 Loveton Circle	Sparks, MD	—	1,648	2,151	560	1,690	2,669	4,359	1,657	2005

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

			Initial Cost			Gross Amount Carried At Close of Period 12/31/25				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
1225 Bengies Road	Baltimore, MD	—	2,640	270	12,566	2,823	12,653	15,476	5,912	2008
100 Tyson Drive	Winchester, VA	—	2,320	—	11,126	2,401	11,045	13,446	5,166	2007
400 Old Post Road	Aberdeen, MD	—	3,411	17,144	4,391	3,411	21,535	24,946	6,141	2015
500 Old Post Road	Aberdeen, MD	—	8,289	30,533	3,281	8,284	33,819	42,103	10,927	2015
5300 & 5315 Nottingham Drive	White Marsh, MD	—	12,075	41,008	20,599	12,081	61,601	73,682	16,189	2020
5301 Nottingham Drive	White Marsh, MD	—	4,952	12,511	2,471	4,978	14,956	19,934	3,051	2020
9211 Old Pike Way	Upper Marlboro, MD	—	13,964	16,029	—	13,964	16,029	29,993	—	2025
Central/Eastern Pennsylvania										
401 Russell Drive	Middletown, PA	—	262	857	2,155	287	2,987	3,274	2,679	1994
2700 Commerce Drive	Middletown, PA	—	196	997	903	206	1,890	2,096	1,770	1994
2701 Commerce Drive	Middletown, PA	—	141	859	1,415	164	2,251	2,415	1,933	1994
2780 Commerce Drive	Middletown, PA	—	113	743	1,247	209	1,894	2,103	1,765	1994
14 McFadden Road	Palmer, PA	—	600	1,349	(305)	625	1,019	1,644	585	2004
431 Railroad Avenue	Shiremanstown, PA	—	1,293	7,164	3,243	1,341	10,359	11,700	8,307	2005
2801 Red Lion Road	Philadelphia, PA	—	950	5,916	406	964	6,308	7,272	4,927	2005
200 Cascade Drive, Bldg. 1	Allentown, PA	—	2,133	17,562	3,763	2,769	20,689	23,458	13,138	2007
200 Cascade Drive, Bldg. 2	Allentown, PA	—	310	2,268	154	316	2,416	2,732	1,366	2007
1490 Dennison Circle	Carlisle, PA	—	1,500	—	14,381	2,341	13,540	15,881	5,693	2008
298 First Avenue	Gouldsboro, PA	—	7,022	—	66,849	7,019	66,852	73,871	25,152	2008
225 Cross Farm Lane	York, PA	—	4,718	—	25,361	4,715	25,364	30,079	11,649	2008
2455 Boulevard of Generals	Norristown, PA	—	1,200	4,800	344	1,226	5,118	6,344	3,615	2008
105 Steamboat Boulevard	Manchester, PA	—	4,085	14,464	(1,415)	4,070	13,064	17,134	5,343	2012
20 Leo Lane	York County, PA	—	6,884	—	29,454	6,889	29,449	36,338	8,530	2013
3895 Eastgate Boulevard, Bldg A	Easton, PA	—	4,855	—	18,960	4,388	19,427	23,815	5,102	2015
3895 Eastgate Boulevard, Bldg B	Easton, PA	—	3,459	—	12,853	3,128	13,184	16,312	3,342	2015
112 Bordnersville Road	Jonestown, PA	—	13,702	—	41,479	13,723	41,458	55,181	12,141	2018
122 Bordnersville Road	Jonestown, PA	—	3,165	—	14,787	3,171	14,781	17,952	3,791	2018
2021 Woodhaven Road	Philadelphia, PA	—	2,059	—	9,936	2,087	9,908	11,995	1,383	2020
1960 Weaversville Road	Allentown, PA	—	2,196	—	12,381	2,196	12,381	14,577	1,204	2022
2771 N. Market Street	Elizabethtown, PA	—	50,789	—	72,539	50,789	72,539	123,328	7,891	2022
2701 N. Market Street	Elizabethtown, PA	—	32,706	—	58,680	32,706	58,680	91,386	4,809	2023
4145 Philadelphia Pike	Claymont, DE	—	12,009	849	53,004	12,016	53,846	65,862	2,992	2023

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
Chicago										
1385 101st Street	Lemont, IL	—	967	5,554	2,299	968	7,852	8,820	5,412	1994
2300 Windsor Court	Addison, IL	—	688	3,943	958	696	4,893	5,589	3,604	1994
800 Business Drive	Mount Prospect, IL	—	631	3,493	308	666	3,766	4,432	2,387	2000
580 Slawin Court	Mount Prospect, IL	—	233	1,292	(80)	162	1,283	1,445	836	2000
1005 101st Street	Lemont, IL	—	1,200	6,643	1,538	1,220	8,161	9,381	4,730	2001
175 Wall Street	Glendale Heights, IL	—	427	2,363	1,020	433	3,377	3,810	1,862	2002
251 Airport Road	North Aurora, IL	—	983	—	6,936	983	6,936	7,919	3,817	2002
400 Crossroads Parkway	Bolingbrook, IL	—	1,178	9,453	5,686	1,181	15,136	16,317	8,003	2005
7801 W. Industrial Drive	Forest Park, IL	—	1,215	3,020	1,562	1,220	4,577	5,797	3,737	2005
725 Kimberly Drive	Carol Stream, IL	—	793	1,395	405	801	1,792	2,593	1,041	2005
2900 W. 166th Street	Markham, IL	—	1,132	4,293	(1,288)	1,134	3,003	4,137	1,371	2007
555 W. Algonquin Road	Arlington Heights, IL	—	574	741	2,326	579	3,062	3,641	1,725	2007
1501 Oakton Street	Elk Grove Village, IL	—	3,369	6,121	202	3,482	6,210	9,692	3,666	2008
16500 W. 103rd Street	Woodridge, IL	—	744	2,458	957	762	3,397	4,159	1,967	2008
8505 50th Street	Kenosha, WI	—	4,296	—	36,160	4,296	36,160	40,456	18,374	2008
4100 Rock Creek Boulevard	Joliet, IL	—	4,476	16,061	(1,413)	4,476	14,648	19,124	5,710	2013
10100 58th Place	Kenosha, WI	—	4,201	17,604	(1,114)	4,201	16,490	20,691	5,566	2013
401 Airport Road	North Aurora, IL	—	534	1,957	(94)	534	1,863	2,397	620	2014
3737 84th Avenue	Somers, WI	—	1,943	—	24,332	1,943	24,332	26,275	6,220	2016
81 Paragon Drive	Romeoville, IL	—	1,787	7,252	218	1,788	7,469	9,257	1,748	2016
10680 88th Avenue	Pleasant Prairie, WI	—	1,376	4,757	—	1,376	4,757	6,133	1,641	2017
8725 31st Street	Somers, WI	—	2,133	—	26,113	2,134	26,112	28,246	6,431	2017
3500 Channahon Road	Joliet, IL	—	2,595	—	16,767	2,598	16,764	19,362	3,109	2017
1998 Melissa Lane	Aurora, IL	—	2,401	9,970	162	2,400	10,133	12,533	1,982	2019
8630 31st Street	Somers, WI	—	1,784	—	36,633	1,784	36,633	38,417	3,559	2022
Cincinnati										
4436 Muhlhauser Road	Hamilton, OH	—	630	—	6,140	630	6,140	6,770	3,034	2002
4438 Muhlhauser Road	Hamilton, OH	—	779	—	7,537	779	7,537	8,316	3,803	2002
9525 Glades Drive	Westchester, OH	—	347	1,323	325	355	1,640	1,995	1,242	2007

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 Land	Gross Amount Carried At Close of Period 12/31/25 Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/Constructed
Dallas/Ft. Worth										
2406-2416 Walnut Ridge	Dallas, TX	—	178	1,006	1,186	172	2,198	2,370	1,152	1997
2401-2419 Walnut Ridge	Dallas, TX	—	148	839	505	142	1,350	1,492	812	1997
900-906 N. Great Southwest Parkway	Arlington, TX	—	237	1,342	1,013	270	2,322	2,592	1,385	1997
3000 W. Commerce Street	Dallas, TX	—	456	2,584	1,239	469	3,810	4,279	2,396	1997
816 111th Street	Arlington, TX	—	251	1,421	508	258	1,922	2,180	1,159	1997
1602-1654 Terre Colony Court	Dallas, TX	—	458	2,596	1,044	468	3,630	4,098	2,142	2000
2220 Merritt Drive	Garland, TX	—	352	1,993	491	316	2,520	2,836	1,383	2000
2485-2505 Merritt Drive	Garland, TX	—	431	2,440	495	443	2,923	3,366	1,746	2000
2110 Hutton Drive	Carrolton, TX	—	374	2,117	(165)	255	2,071	2,326	1,235	2001
2025 McKenzie Drive	Carrolton, TX	—	437	2,478	772	442	3,245	3,687	1,780	2001
2019 McKenzie Drive	Carrolton, TX	—	502	2,843	1,082	507	3,920	4,427	2,076	2001
2029-2035 McKenzie Drive	Carrolton, TX	—	306	1,870	862	306	2,732	3,038	1,429	2001
2015 McKenzie Drive	Carrolton, TX	—	510	2,891	778	516	3,663	4,179	2,079	2001
2009 McKenzie Drive	Carrolton, TX	—	476	2,699	891	481	3,585	4,066	1,958	2001
900-1100 Avenue S	Grand Prairie, TX	—	623	3,528	1,376	629	4,898	5,527	2,580	2002
Plano Crossing Business Park	Plano, TX	—	1,961	11,112	2,590	1,981	13,682	15,663	7,238	2002
825-827 Avenue H	Arlington, TX	—	600	3,006	1,499	604	4,501	5,105	2,928	2004
1013-31 Avenue M	Grand Prairie, TX	—	300	1,504	325	302	1,827	2,129	1,251	2004
1172-84 113th Street	Grand Prairie, TX	—	700	3,509	90	704	3,595	4,299	2,400	2004
1200-16 Avenue H	Arlington, TX	—	600	2,846	800	604	3,642	4,246	2,251	2004
1322-66 W. North Carrier Parkway	Grand Prairie, TX	—	1,000	5,012	1,345	1,006	6,351	7,357	4,086	2004
2401-2407 Centennial Drive	Arlington, TX	—	600	2,534	912	604	3,442	4,046	2,472	2004
3111 W. Commerce Street	Dallas, TX	—	1,000	3,364	1,136	1,011	4,489	5,500	3,302	2004
13800 Senlac Drive	Farmers Branch, TX	—	823	4,042	(143)	825	3,897	4,722	2,521	2005
801-831 S. Great Southwest Parkway	Grand Prairie, TX	—	2,581	16,556	2,775	2,586	19,326	21,912	16,225	2005
801 Heinz Way	Grand Prairie, TX	—	599	3,327	669	601	3,994	4,595	3,097	2005
901-937 Heinz Way	Grand Prairie, TX	—	493	2,758	1,305	481	4,075	4,556	2,646	2005
3301 Century Circle	Irving, TX	—	760	3,856	(70)	771	3,775	4,546	2,174	2007
3901 W. Miller Road	Garland, TX	—	1,912	—	15,699	1,947	15,664	17,611	6,420	2008
1251 N. Cockrell Hill Road	Dallas, TX	—	2,064	—	15,175	1,073	16,166	17,239	4,204	2015
1171 N. Cockrell Hill Road	Dallas, TX	—	1,215	—	11,243	632	11,826	12,458	3,633	2015
3996 Scientific Drive	Arlington, TX	—	1,301	—	7,380	1,349	7,332	8,681	1,919	2015
750 Gateway Boulevard	Coppell, TX	—	1,452	4,679	(156)	1,452	4,523	5,975	1,221	2015

A-80

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
2250 E. Bardin Road	Arlington, TX	—	1,603	—	10,161	1,603	10,161	11,764	2,461	2016
2001 Midway Road	Lewisville, TX	—	3,963	—	13,118	3,963	13,118	17,081	3,256	2019
2025 Midway Road	Lewisville, TX	—	2,243	—	7,188	2,243	7,188	9,431	1,700	2019
5300 Mountain Creek	Dallas, TX	—	4,675	—	48,528	4,779	48,424	53,203	9,100	2019
3700 Sandshell Drive	Fort Worth, TX	—	1,892	—	9,548	1,901	9,539	11,440	1,465	2019
1901 Midway Road	Lewisville, TX	—	7,519	—	24,452	7,514	24,457	31,971	5,386	2020
2051 Midway Road	Lewisville, TX	—	1,353	—	14,226	1,421	14,158	15,579	4,270	2022
2075 Midway Road	Lewisville, TX	—	2,785	—	17,210	2,841	17,154	19,995	3,293	2022
Denver										
4785 Elati Street	Denver, CO	—	173	981	636	175	1,615	1,790	888	1997
4770 Fox Street	Denver, CO	—	132	750	317	134	1,065	1,199	685	1997
3851-3871 Revere Street	Denver, CO	—	361	2,047	340	368	2,380	2,748	1,612	1997
4570 Ivy Street	Denver, CO	—	219	1,239	410	221	1,647	1,868	1,070	1997
5855 Stapleton Drive North	Denver, CO	—	288	1,630	345	291	1,972	2,263	1,333	1997
5885 Stapleton Drive North	Denver, CO	—	376	2,129	292	381	2,416	2,797	1,657	1997
5977 N. Broadway	Denver, CO	—	268	1,518	841	271	2,356	2,627	1,409	1997
5952-5978 N. Broadway	Denver, CO	—	414	2,346	896	422	3,234	3,656	2,042	1997
4721 Ironton Street	Denver, CO	—	232	1,313	1,744	236	3,053	3,289	1,685	1997
7003 E. 47th Ave Drive	Denver, CO	—	441	2,689	511	441	3,200	3,641	1,902	1997
9500 W. 49th Street, Bldg A	Wheatridge, CO	—	283	1,625	184	287	1,805	2,092	1,264	1997
9500 W. 49th Street, Bldg B	Wheatridge, CO	—	225	1,272	208	227	1,478	1,705	968	1997
9500 W. 49th Street, Bldg C	Wheatridge, CO	—	600	3,409	198	601	3,606	4,207	2,488	1997
9500 W. 49th Street, Bldg D	Wheatridge, CO	—	246	1,537	101	247	1,637	1,884	1,100	1997
11701 E. 53rd Avenue	Denver, CO	—	416	2,355	177	422	2,526	2,948	1,740	1997
5401 Oswego Street	Denver, CO	—	273	1,547	220	278	1,762	2,040	1,205	1997
445 Bryant Street	Denver, CO	—	1,829	10,219	4,101	1,829	14,320	16,149	8,962	1998
12055 E. 49th Avenue/4955 Peoria	Denver, CO	—	298	1,688	587	305	2,268	2,573	1,493	1998
4940-4950 Paris Street	Denver, CO	—	152	861	240	156	1,097	1,253	735	1998
7367 S. Revere Parkway	Centennial, CO	—	926	5,124	1,199	934	6,315	7,249	4,025	1998
8020 Southpark Circle	Littleton, CO	—	739	—	4,203	781	4,161	4,942	2,005	2000
8810 W. 116th Circle	Broomfield, CO	—	312	—	1,700	370	1,642	2,012	932	2001
8820 W. 116th Circle	Broomfield, CO	—	338	1,918	374	372	2,258	2,630	1,236	2003
8835 W. 116th Circle	Broomfield, CO	—	1,151	6,523	2,638	1,304	9,008	10,312	5,021	2003
18150 E. 32nd Place	Aurora, CO	—	563	3,188	831	572	4,010	4,582	2,082	2004

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

			Initial Cost			Gross Amount Carried At Close of Period 12/31/25				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
3400 Fraser Street	Aurora, CO	—	616	3,593	402	620	3,991	4,611	2,258	2005
7005 E. 46th Avenue Drive	Denver, CO	—	512	2,025	367	517	2,387	2,904	1,188	2005
4001 Salazar Way	Frederick, CO	—	1,271	6,508	583	1,276	7,086	8,362	3,215	2006
5909-5915 N. Broadway	Denver, CO	—	495	1,268	599	500	1,862	2,362	1,424	2006
1815-1957 South 4650 West	Salt Lake City, UT	—	1,707	10,873	(193)	1,713	10,674	12,387	5,845	2006
21301 E. 33rd Drive	Aurora, CO	—	2,860	8,202	(24)	2,859	8,179	11,038	3,088	2017
21110 E. 31st Circle	Aurora, CO	—	1,564	7,047	60	1,564	7,107	8,671	1,395	2019
22300 E. 26th Avenue	Aurora, CO	—	4,881	—	39,473	4,890	39,464	44,354	13,012	2019
3350 Odessa Way	Aurora, CO	—	1,596	4,531	264	1,595	4,796	6,391	603	2021
22600 E. 26th Avenue	Aurora, CO	—	1,501	—	44,299	1,483	44,317	45,800	3,643	2022
8000 E. 96th Avenue	Henderson, CO	—	7,086	403	24,041	7,086	24,444	31,530	1,784	2022
Detroit										
12874 Westmore Avenue	Livonia, MI	—	137	761	(78)	58	762	820	416	1998
980 Chicago Road	Troy, MI	—	206	1,141	345	220	1,472	1,692	1,004	1998
5500 Enterprise Court	Warren, MI	—	675	3,737	1,269	721	4,960	5,681	3,190	1998
4872 S. Lapeer Road	Lake Orion Twsp, MI	—	1,342	5,441	1,239	1,412	6,610	8,022	4,023	1999
42555 Merrill Road	Sterling Heights, MI	—	1,080	2,300	3,636	1,090	5,926	7,016	3,873	2006
Houston										
3351 Rauch Street	Houston, TX	—	272	1,541	695	278	2,230	2,508	1,258	1997
3801-3851 Yale Street	Houston, TX	—	413	2,343	1,596	425	3,927	4,352	2,361	1997
3337-3347 Rauch Street	Houston, TX	—	227	1,287	681	233	1,962	2,195	1,136	1997
8505 N. Loop East Freeway	Houston, TX	—	439	2,489	1,143	449	3,622	4,071	2,347	1997
4851 Homestead Road	Houston, TX	—	491	2,782	2,236	504	5,005	5,509	3,190	1997
3365-3385 Rauch Street	Houston, TX	—	284	1,611	787	290	2,392	2,682	1,527	1997
5050 Campbell Road	Houston, TX	—	461	2,610	1,886	470	4,487	4,957	2,528	1997
4300 Pine Timbers Street	Houston, TX	—	489	2,769	1,436	499	4,195	4,694	2,706	1997
2500-2530 Fairway Park Drive	Houston, TX	—	766	4,342	2,701	792	7,017	7,809	4,158	1997
6550 Long Point Road	Houston, TX	—	362	2,050	1,029	370	3,071	3,441	2,019	1997
1815 Turning Basin Drive	Houston, TX	—	487	2,761	3,424	531	6,141	6,672	3,203	1997
1819 Turning Basin Drive	Houston, TX	—	231	1,308	1,749	251	3,037	3,288	1,659	1997
1805 Turning Basin Drive	Houston, TX	—	564	3,197	3,265	616	6,410	7,026	3,651	1997
11505 State Highway 225	LaPorte City, TX	—	940	4,675	259	940	4,934	5,874	2,500	2005
1500 E. Main Street	LaPorte City, TX	—	201	1,328	(91)	204	1,234	1,438	1,223	2005
7230-7238 Wynnwood Lane	Houston, TX	—	254	764	286	259	1,045	1,304	863	2007

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

			Initial Cost			Gross Amount Carried At Close of Period 12/31/25				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
7240-7248 Wynnwood Lane	Houston, TX	—	271	726	476	276	1,197	1,473	896	2007
7250-7260 Wynnwood Lane	Houston, TX	—	200	481	1,469	203	1,947	2,150	1,695	2007
6400 Long Point Road	Houston, TX	—	188	898	250	188	1,148	1,336	830	2007
4526 N. Sam Houston Parkway	Houston, TX	—	5,307	—	79	5,386	—	5,386	—	2008
7967 Blankenship Drive	Houston, TX	—	307	1,166	161	307	1,327	1,634	895	2010
4800 W. Greens Road	Houston, TX	—	3,350	—	11,261	3,312	11,299	14,611	6,460	2014
611 E. Sam Houston Parkway S.	Pasadena, TX	—	1,970	7,431	255	2,013	7,643	9,656	1,913	2015
619 E. Sam Houston Parkway S.	Pasadena, TX	—	2,879	11,713	205	2,876	11,921	14,797	3,212	2015
6913 Guhn Road	Houston, TX	—	1,367	—	7,480	1,367	7,480	8,847	1,668	2018
607 E. Sam Houston Parkway	Pasedena, TX	—	2,076	11,674	100	2,076	11,774	13,850	2,099	2018
615 E. Sam Houston Parkway	Pasedena, TX	—	4,265	11,983	380	4,265	12,363	16,628	2,687	2018
2737 W. Grand Parkway N.	Katy, TX	—	2,992	—	11,865	3,419	11,438	14,857	2,370	2019
2747 W. Grand Parkway N.	Katy, TX	—	2,885	—	13,325	2,885	13,325	16,210	3,096	2019
603 E. Sam Houston Parkway S.	Pasadena, TX	—	1,727	5,526	(27)	1,727	5,499	7,226	362	2023
4434 FM 1405	Baytown, TX	—	1,131	5,853	18	1,131	5,871	7,002	281	2024
4323 Oscar Nelson Jr. Drive	Baytown, TX	—	1,060	5,457	11	1,060	5,468	6,528	256	2024
4444 FM 1405	Baytown, TX	—	1,131	5,852	(71)	1,131	5,781	6,912	260	2024
4343 Oscar Nelson Jr. Drive	Baytown, TX	—	1,110	5,746	31	1,110	5,777	6,887	269	2024
8251 Liberty Road	Houston, TX	—	5,844	226	33,592	5,844	33,818	39,662	329	2025
Miami										
4700 NW 15th Avenue	Fort Lauderdale, FL	—	908	1,883	326	912	2,205	3,117	1,390	2007
4710 NW 15th Avenue	Fort Lauderdale, FL	—	830	2,722	349	834	3,067	3,901	1,527	2007
4720 NW 15th Avenue	Fort Lauderdale, FL	—	937	2,455	418	942	2,868	3,810	1,510	2007
4740 NW 15th Avenue	Fort Lauderdale, FL	—	1,107	3,111	308	1,112	3,414	4,526	1,777	2007
4750 NW 15th Avenue	Fort Lauderdale, FL	—	947	3,079	1,174	951	4,249	5,200	2,163	2007
4800 NW 15th Avenue	Fort Lauderdale, FL	—	1,092	3,308	203	1,097	3,506	4,603	1,872	2007
6891 NW 74th Street	Medley, FL	—	857	3,428	5,487	864	8,908	9,772	4,403	2007
1351 NW 78th Avenue	Doral, FL	—	3,111	4,634	(109)	3,111	4,525	7,636	1,775	2016
2500 NW 19th Street	Pompano Beach, FL	—	6,213	11,117	3,049	6,213	14,166	20,379	5,097	2017
6301 Lyons Road	Coconut Creek, FL	—	5,703	—	10,075	5,714	10,064	15,778	1,954	2020
1501 NW 64th Street	Fort Lauderdale, FL	—	—	—	9,613	—	9,613	9,613	1,717	2021
6499 NW 12th Avenue	Fort Lauderdale, FL	—	—	—	14,568	—	14,568	14,568	2,689	2021
6320 NW 12th Avenue	Fort Lauderdale, FL	—	—	—	11,740	—	11,740	11,740	2,291	2021

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost — Land	Initial Cost — Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 — Land	Gross Amount Carried At Close of Period 12/31/25 — Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/25 — Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
8801 NW 87th Avenue	Medley, FL	—	15,052	—	24,654	14,982	24,724	39,706	4,039	2021
9001 NW 87th Avenue	Medley, FL	—	7,737	—	12,682	7,682	12,737	20,419	1,945	2021
8404 NW 90th Street	Medley, FL	—	11,606	—	18,149	11,588	18,167	29,755	2,736	2021
1200 NW 15th Street	Pompano Beach, FL	—	8,771	—	11,422	8,788	11,405	20,193	1,284	2021
5301 W. Copans Road	Margate, FL	—	8,679	—	14,378	8,697	14,360	23,057	1,292	2022
11601 NW 107th Street	Miami, FL	—	9,112	10,131	(130)	9,112	10,001	19,113	838	2022
8201 NW 87th Avenue	Medley, FL	—	12,669	—	26,779	12,679	26,769	39,448	2,667	2023
8406 NW 90th Street	Medley, FL	—	11,458	—	23,524	11,463	23,519	34,982	2,076	2023
8400 NW 90th Street	Medley, FL	—	3,262	—	10,791	3,263	10,790	14,053	959	2023
8200 NW 88th Street	Medley, FL	—	7,849	—	21,530	7,852	21,527	29,379	1,086	2024
8901 NW 87th Avenue	Medley, FL	—	11,179	900	30,512	11,239	31,352	42,591	588	2025
2551 NW 19th Street	Pompano Beach, FL	—	2,611	543	10,239	2,611	10,782	13,393	67	2025
Minneapolis/St. Paul										
5775 12th Avenue	Shakopee, MN	—	590	—	5,970	590	5,970	6,560	3,119	1998
1157 Valley Park Drive	Shakopee, MN	—	760	—	7,889	888	7,761	8,649	4,595	1999
1087 Park Place	Shakopee, MN	—	1,195	4,891	559	1,198	5,447	6,645	2,760	2005
5391 12th Avenue SE	Shakopee, MN	—	1,392	8,149	2,067	1,395	10,213	11,608	4,630	2005
4701 Valley Industrial Boulevard S.	Shakopee, MN	—	1,296	7,157	413	1,299	7,567	8,866	5,328	2005
7035 Winnetka Avenue North	Brooklyn Park, MN	—	1,275	—	6,819	1,343	6,751	8,094	2,971	2007
139 Eva Street	St. Paul, MN	—	2,132	3,105	474	2,175	3,536	5,711	1,538	2008
21900 Dodd Boulevard	Lakeville, MN	—	2,289	7,952	2,847	2,289	10,799	13,088	3,013	2010
375 Rivertown Drive	Woodbury, MN	—	2,635	8,157	914	2,635	9,071	11,706	3,795	2014
935 Aldrin Drive	Eagan, MN	—	2,096	7,884	641	2,096	8,525	10,621	3,300	2014
7050 Winnetka Avenue North	Brooklyn Park, MN	—	1,623	—	7,415	1,634	7,404	9,038	2,048	2014
7051 W. Broadway Avenue	Brooklyn Park, MN	—	1,275	—	5,829	1,279	5,825	7,104	1,611	2014
Nashville										
1931 Air Lane Drive	Nashville, TN	—	489	2,785	1,226	493	4,007	4,500	2,318	1997
4640 Cummings Park	Nashville, TN	—	360	2,040	751	365	2,786	3,151	1,668	1999
1740 River Hills Drive	Nashville, TN	—	848	4,383	2,387	888	6,730	7,618	3,489	2005
211 Ellery Court	Nashville, TN	—	606	3,192	193	616	3,375	3,991	1,898	2007
130 Maddox Road	Mt. Juliet, TN	—	1,778	—	24,287	1,778	24,287	26,065	10,106	2008
1281 Couchville Pike	Mt. Juliet, TN	—	2,620	—	50,973	1,295	52,298	53,593	4,827	2022
400 Maddox Road	Mt. Juliet, TN	—	3,880	—	28,101	810	31,171	31,981	2,581	2022
800 Maddox Road	Mt. Juliet, TN	—	3,840	—	43,464	3,840	43,464	47,304	423	2025
600 Maddox Road	Mt. Juliet, TN	—	378	—	27,438	378	27,438	27,816	278	2025

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 Land	Gross Amount Carried At Close of Period 12/31/25 Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/25 Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
New Jersey										
14 World's Fair Drive	Franklin, NJ	—	483	2,735	1,228	503	3,943	4,446	2,377	1997
12 World's Fair Drive	Franklin, NJ	—	572	3,240	1,327	593	4,546	5,139	2,811	1997
22 World's Fair Drive	Franklin, NJ	—	364	2,064	535	375	2,588	2,963	1,773	1997
26 World's Fair Drive	Franklin, NJ	—	361	2,048	708	377	2,740	3,117	1,880	1997
24 World's Fair Drive	Franklin, NJ	—	347	1,968	661	362	2,614	2,976	1,737	1997
20 World's Fair Drive	Somerset, NJ	—	9	—	2,874	691	2,192	2,883	1,237	1999
20 Hook Mountain Road	Pine Brook, NJ	—	1,507	8,542	1,918	1,534	10,433	11,967	6,177	2000
30 Hook Mountain Road	Pine Brook, NJ	—	389	2,206	854	396	3,053	3,449	1,741	2000
2500 Main Street	Sayreville, NJ	—	944	—	5,325	944	5,325	6,269	2,732	2002
2400 Main Street	Sayreville, NJ	—	996	—	6,096	996	6,096	7,092	3,080	2003
7851 Airport Highway	Pennsauken, NJ	—	160	508	829	162	1,335	1,497	690	2003
309-313 Pierce Street	Somerset, NJ	—	1,300	4,628	788	1,309	5,407	6,716	3,305	2004
400 Cedar Lane	Florence Township, NJ	—	9,730	—	26,223	9,730	26,223	35,953	7,013	2016
301 Bordentown-Hedding Road	Bordentown, NJ	—	3,983	15,881	(253)	3,984	15,627	19,611	4,404	2017
302 Bordentown-Hedding Road	Bordentown, NJ	—	2,738	8,190	522	2,738	8,712	11,450	2,583	2018
304 Bordentown-Hedding Road	Bordentown, NJ	—	3,684	—	7,954	3,688	7,950	11,638	1,241	2019
445 Rising Sun Road	Bordentown, NJ	—	8,578	760	20,766	8,578	21,526	30,104	1,825	2022
Northern California										
8649 Kiefer Boulevard	Sacramento, CA	—	4,376	—	57	4,433	—	4,433	—	2008
18501 W. Stanford Road	Tracy, CA	—	12,966	—	194	13,160	—	13,160	—	2008
27403 Industrial Boulevard	Hayward, CA	—	3,440	1,848	233	3,440	2,081	5,521	948	2020
4160-4170 Business Center Drive	Fremont, CA	—	4,897	4,206	820	4,897	5,026	9,923	1,472	2020
4200 Business Center Drive	Fremont, CA	—	5,112	3,829	442	5,158	4,225	9,383	1,117	2020
22950 Clawiter Road	Hayward, CA	—	3,312	2,023	2,251	3,312	4,274	7,586	535	2020
42650 Osgood Road	Fremont, CA	—	4,183	3,930	373	4,183	4,303	8,486	609	2021
2085 Burroughs Avenue	San Leandro, CA	—	5,764	7,263	923	5,764	8,186	13,950	1,332	2021
211 Parr Boulevard	Richmond, CA	—	6,478	—	231	6,478	231	6,709	—	2021
24200 Clawiter Road	Hayward, CA	—	11,446	3,707	36	11,449	3,740	15,189	1,058	2022
14951 Catalina Street	San Leandro, CA	—	4,690	3,527	301	4,673	3,845	8,518	477	2022
24101 Whitesell Street	Hayward, CA	—	7,194	—	12,543	7,195	12,542	19,737	770	2023
6201 S. Newcastle Road	Stockton, CA	—	7,654	—	101,352	5,865	103,141	109,006	4,704	2024
415 Aldo Avenue & 420 Nelo Street	Santa Clara, CA	—	9,999	116	79	9,986	208	10,194	7	2025

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost — Land	Initial Cost — Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 — Land	Gross Amount Carried At Close of Period 12/31/25 — Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/25 — Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
Orlando										
6301 Hazeltine National Drive	Orlando, FL	—	909	4,613	949	920	5,551	6,471	3,202	2005
6005 24th Street East	Bradenton, FL	—	6,377	—	57	6,434	—	6,434	—	2008
8751 Skinner Court	Orlando, FL	—	1,691	7,249	108	1,692	7,356	9,048	2,301	2016
4473 Shader Road	Orlando, FL	—	2,094	10,444	57	2,094	10,501	12,595	3,278	2016
550 Gills Drive	Orlando, FL	—	1,321	6,176	96	1,321	6,272	7,593	1,671	2017
450 Gills Drive	Orlando, FL	—	1,031	6,406	79	1,031	6,485	7,516	1,415	2017
4401 Shader Road	Orlando, FL	—	1,037	7,116	(89)	1,037	7,027	8,064	1,380	2018
770 Gills Drive	Orlando, FL	—	851	5,195	93	851	5,288	6,139	903	2019
2234 W. Taft Vineland Road	Orlando, FL	—	1,748	9,635	307	1,750	9,940	11,690	1,342	2021
1301 Flora Boulevard	Kissimmee, FL	—	1,863	16	9,638	2,414	9,103	11,517	957	2023
1401-1419 Flora Boulevard	Kissimmee, FL	—	1,895	18	8,171	2,454	7,630	10,084	717	2023
1629 Flora Boulevard	Kissimmee, FL	—	1,968	19	9,408	2,548	8,847	11,395	817	2023
1701-1737 Flora Boulevard	Kissimmee, FL	—	2,685	25	11,266	3,476	10,500	13,976	764	2023
5711 N. Pine Hills Road	Orlando, FL	—	2,206	—	15,031	2,206	15,031	17,237	140	2025
Phoenix										
1045 S. Edward Drive	Tempe, AZ	—	390	2,160	951	396	3,105	3,501	1,763	1999
50 S. 56th Street	Chandler, AZ	—	1,206	3,218	856	1,252	4,028	5,280	2,115	2004
245 W. Lodge Drive	Tempe, AZ	—	898	3,066	(2,072)	362	1,530	1,892	777	2007
1590 E. Riverview Drive	Phoenix, AZ	—	1,293	5,950	1,659	1,292	7,610	8,902	2,725	2008
14131 N. Rio Vista Boulevard	Peoria, AZ	—	2,563	9,388	536	2,563	9,924	12,487	3,694	2008
8716 W. Ludlow Drive	Peoria, AZ	—	2,709	10,970	1,015	2,709	11,985	14,694	4,540	2008
3815 W. Washington Street	Phoenix, AZ	—	1,675	4,514	(152)	1,719	4,318	6,037	1,872	2008
9180 W. Buckeye Road	Tolleson, AZ	—	1,904	6,805	3,101	1,923	9,887	11,810	4,075	2008
8644 W. Ludlow Drive	Peoria, AZ	—	1,726	7,216	(590)	1,726	6,626	8,352	1,976	2014
8606 W. Ludlow Drive	Peoria, AZ	—	956	2,668	(182)	956	2,486	3,442	700	2014
8679 W. Ludlow Drive	Peoria, AZ	—	672	2,791	(391)	672	2,400	3,072	621	2014
94th Avenue & Buckeye Road	Tolleson, AZ	—	4,315	—	16,685	4,315	16,685	21,000	4,385	2015
16560 W. Sells Drive	Goodyear, AZ	—	6,259	—	31,423	6,271	31,411	37,682	10,896	2018
16951 W. Camelback Road	Goodyear, AZ	—	1,805	—	5,376	1,805	5,376	7,181	838	2019
3600 N. Cotton Lane	Goodyear, AZ	—	5,660	—	43,128	5,659	43,129	48,788	8,010	2020
3350 N. Cotton Lane	Goodyear, AZ	—	6,373	31,198	2,817	6,373	34,015	40,388	7,102	2020
PV 303	Goodyear, AZ	—	12,451	1,961	3,922	12,408	5,926	18,334	—	2021
4580 N. Pebble Creek Parkway	Goodyear, AZ	—	8,714	—	59,457	8,777	59,394	68,171	9,881	2022
5101 N. Cotton Lane	Litchfield Park, AZ	—	9,917	42,586	23	9,917	42,609	52,526	2,283	2025
5301 N. Cotton Lane	Litchfield Park, AZ	—	8,868	46,002	—	8,868	46,002	54,870	1,483	2025
5501 N. Cotton Lane	Litchfield Park, AZ	—	20,870	94,408	—	20,870	94,408	115,278	664	2025

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

			Initial Cost			Gross Amount Carried At Close of Period 12/31/25				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
Seattle										
1901 Raymond Avenue SW	Renton, WA	—	4,458	2,659	951	4,594	3,474	8,068	2,051	2008
19014 64th Avenue South	Kent, WA	—	1,990	3,979	613	2,042	4,540	6,582	3,159	2008
18640 68th Avenue South	Kent, WA	—	1,218	1,950	260	1,258	2,170	3,428	1,578	2008
621 37th Street NW	Auburn, WA	—	6,403	—	104	6,507	—	6,507	—	2008
6407 S. 210th Street	Kent, WA	—	1,737	3,508	(92)	1,737	3,416	5,153	855	2018
1402 Puyallup Street	Sumner, WA	—	3,766	4,457	679	3,766	5,136	8,902	984	2018
22718 58th Place	Kent, WA	—	1,446	2,388	129	1,447	2,516	3,963	849	2019
14302 24th Street East	Sumner, WA	—	2,643	—	10,076	2,643	10,076	12,719	2,890	2019
1508 Valentine Avenue	Pacific, WA	—	18,790	3,051	55	18,786	3,110	21,896	725	2022
10920 Steele Street	Lakewood, WA	—	6,706	16	18,507	6,706	18,523	25,229	1,671	2022
20320 80th Avenue South	Kent, WA	—	4,136	1,072	136	4,132	1,212	5,344	149	2022
Southern California										
1944 Vista Bella Way	Rancho Dominguez, CA	—	1,746	3,148	971	1,822	4,043	5,865	2,912	2005
2000 Vista Bella Way	Rancho Dominguez, CA	—	817	1,673	498	853	2,135	2,988	1,559	2005
2835 East Ana Street	Rancho Dominguez, CA	—	1,682	2,750	721	1,772	3,381	5,153	2,541	2005
665 N. Baldwin Park Boulevard	City of Industry, CA	—	2,124	5,219	3,104	2,143	8,304	10,447	4,637	2006
27801 Avenue Scott	Santa Clarita, CA	—	2,890	7,020	1,145	2,902	8,153	11,055	4,851	2006
2610 & 2660 Columbia Street	Torrance, CA	—	3,008	5,826	1,998	3,031	7,801	10,832	4,043	2006
433 Alaska Avenue	Torrance, CA	—	681	168	861	684	1,026	1,710	417	2006
2325 Camino Vida Roble	Carlsbad, CA	—	1,441	1,239	2,128	1,446	3,362	4,808	1,329	2006
2335 Camino Vida Roble	Carlsbad, CA	—	817	762	171	821	929	1,750	607	2006
2345 Camino Vida Roble	Carlsbad, CA	—	562	456	536	565	989	1,554	410	2006
2355 Camino Vida Roble	Carlsbad, CA	—	481	365	227	483	590	1,073	419	2006
2365 Camino Vida Roble	Carlsbad, CA	—	1,098	630	154	1,102	780	1,882	494	2006
2375 Camino Vida Roble	Carlsbad, CA	—	1,210	874	161	1,214	1,031	2,245	733	2006
6451 El Camino Real	Carlsbad, CA	—	2,885	1,931	1,139	2,895	3,060	5,955	2,165	2006
13100 Gregg Street	Poway, CA	—	1,040	4,160	660	1,073	4,787	5,860	3,410	2007
21730-21748 Marilla Street	Chatsworth, CA	—	2,585	3,210	550	2,608	3,737	6,345	2,277	2007
8015 Paramount Boulevard	Pico Rivera, CA	—	3,616	3,902	(893)	3,657	2,968	6,625	1,852	2007
3365 E. Slauson Avenue	Vernon, CA	—	2,367	3,243	(862)	2,396	2,352	4,748	1,469	2007
3015 East Ana Street	Rancho Dominguez, CA	—	19,678	9,321	17,588	20,144	26,443	46,587	13,450	2007

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 Land	Gross Amount Carried At Close of Period 12/31/25 Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
1250 Rancho Conejo Boulevard	Thousand Oaks, CA	—	1,435	779	103	1,441	876	2,317	682	2007
1260 Rancho Conejo Boulevard	Thousand Oaks, CA	—	1,353	722	(599)	675	801	1,476	450	2007
1270 Rancho Conejo Boulevard	Thousand Oaks, CA	—	1,224	716	(2)	1,229	709	1,938	541	2007
777 190th Street	Gardena, CA	—	13,533	—	4,327	13,534	4,326	17,860	1,854	2007
14050 Day Street	Moreno Valley, CA	—	2,538	2,538	368	2,565	2,879	5,444	1,707	2008
12925 Marlay Avenue	Fontana, CA	—	6,072	7,891	(44)	6,090	7,829	13,919	6,510	2008
18201-18291 Santa Fe Avenue	Rancho Dominguez, CA	—	6,720	—	9,132	6,897	8,955	15,852	3,935	2008
1011 Rancho Conejo Boulevard	Thousand Oaks, CA	—	7,717	2,518	(201)	7,752	2,282	10,034	1,909	2008
20700 Denker Avenue	Torrance, CA	—	5,767	2,538	1,006	5,964	3,346	9,310	2,543	2008
18408 Laurel Park Road	Rancho Dominguez, CA	—	2,850	2,850	1,210	2,874	4,036	6,910	2,531	2008
2175 Cactus Road East	San Diego, CA	—	5,958	—	8,720	6,025	8,653	14,678	3,339	2008
2175 Cactus Road West	San Diego, CA	—	10,373	—	153	10,526	—	10,526	—	2008
19021 S. Reyes Avenue	Rancho Dominguez, CA	—	8,183	7,501	557	8,545	7,696	16,241	3,079	2008
24870 Nandina Avenue	Moreno Valley, CA	—	13,543	—	23,708	6,482	30,768	37,250	10,428	2012
6185 Kimball Avenue	Chino, CA	—	6,385	—	10,993	6,382	10,997	17,379	3,484	2013
5553 Bandini Boulevard	Bell, CA	—	32,536	—	21,521	32,540	21,517	54,057	6,648	2013
16875 Heacock Street	Moreno Valley, CA	—	—	6,831	1,901	—	8,732	8,732	2,933	2014
4710 Guasti Road	Ontario, CA	—	2,846	6,564	521	2,846	7,085	9,931	2,102	2014
17100 Perris Boulevard	Moreno Valley, CA	—	6,388	—	25,801	6,395	25,794	32,189	9,261	2014
13414 S. Figueroa Street	Los Angeles, CA	—	1,701	—	6,618	1,887	6,432	8,319	1,873	2014
3841 Ocean Ranch Boulevard	Oceanside, CA	—	4,400	—	6,713	4,400	6,713	11,113	1,689	2015
3831 Ocean Ranch Boulevard	Oceanside, CA	—	2,693	—	3,874	2,694	3,873	6,567	977	2015
3821 Ocean Ranch Boulevard	Oceanside, CA	—	2,792	—	3,881	2,792	3,881	6,673	983	2015
145 W. 134th Street	Los Angeles, CA	—	2,901	2,285	25	2,901	2,310	5,211	830	2015
6150 Sycamore Canyon Boulevard	Riverside, CA	—	3,182	10,643	(608)	3,182	10,035	13,217	2,707	2015
17825 Indian Street	Moreno Valley, CA	—	5,034	22,095	(250)	5,034	21,845	26,879	6,834	2015
24901 San Michele Road	Moreno Valley, CA	—	1,274	—	11,583	1,274	11,583	12,857	2,755	2016
1445 Engineer Street	Vista, CA	—	6,816	4,417	1,212	6,816	5,629	12,445	2,121	2016
19067 Reyes Avenue	Rancho Dominguez, CA	—	9,281	3,920	3,811	9,381	7,631	17,012	1,823	2016
10586 Tamarind Avenue	Fontana, CA	—	4,275	8,275	4	4,275	8,279	12,554	2,106	2017
2777 Loker Avenue West	Carlsbad, CA	—	7,599	13,267	358	7,599	13,625	21,224	3,735	2017
7105 Old 215 Frontage Road	Riverside, CA	—	4,900	—	12,294	4,900	12,294	17,194	2,648	2017
28545 Livingston Avenue	Valencia, CA	—	9,813	10,954	3,160	9,813	14,114	23,927	4,257	2018

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

			Initial Cost			Gross Amount Carried At Close of Period 12/31/25				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Land	Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
3801 Ocean Ranch Boulevard	Oceanside, CA	2,425	2,907	6,151	189	2,909	6,338	9,247	1,612	2018
3809 Ocean Ranch Boulevard	Oceanside, CA	2,677	3,140	6,964	101	3,141	7,064	10,205	1,693	2018
3817 Ocean Ranch Boulevard	Oceanside, CA	4,193	5,438	10,278	273	5,442	10,547	15,989	2,740	2018
24385 Nandina Avenue	Moreno Valley, CA	—	17,023	—	63,296	17,066	63,253	80,319	14,290	2018
14999 Summit Drive	Eastvale, CA	—	1,508	—	2,947	1,508	2,947	4,455	569	2018
14969 Summit Drive	Eastvale, CA	—	3,847	—	9,274	3,847	9,274	13,121	1,787	2018
14939 Summit Drive	Eastvale, CA	—	3,107	—	8,280	3,107	8,280	11,387	1,625	2018
14909 Summit Drive	Eastvale, CA	—	7,099	—	17,994	7,099	17,994	25,093	3,468	2018
14940 Summit Drive	Eastvale, CA	—	5,423	—	13,208	5,423	13,208	18,631	2,517	2018
14910 Summit Drive	Eastvale, CA	—	1,873	—	5,331	1,873	5,331	7,204	1,568	2018
930 Columbia Avenue	Riverside, CA	—	1,813	3,840	360	1,810	4,203	6,013	785	2019
305 Sequoia Avenue	Ontario, CA	—	6,641	8,155	49	6,640	8,205	14,845	1,502	2019
3051 E. Maria Street	Rancho Dominguez, CA	—	1,392	1,532	46	1,392	1,578	2,970	389	2019
1709-1811 W. Mahalo Place	Compton, CA	—	2,132	1,961	(20)	2,130	1,943	4,073	475	2019
1964 Kellogg Avenue	Carlsbad, CA	—	3,836	3,524	344	3,836	3,868	7,704	803	2019
353 Perry Street	Perris, CA	—	1,780	—	18,946	1,788	18,938	20,726	2,944	2019
8572 Spectrum Lane	San Diego, CA	—	806	3,225	1,029	806	4,254	5,060	727	2019
801-817 E. Anaheim Street	Wilmington, CA	—	5,712	434	155	5,712	589	6,301	64	2019
10780 Redwood Avenue	Fontana, CA	—	13,410	—	23,302	13,402	23,310	36,712	3,736	2020
14518 Santa Ana Avenue	Fontana, CA	—	1,745	—	4,719	1,745	4,719	6,464	669	2020
11253 Redwood Avenue	Fontana, CA	—	3,333	—	8,460	3,333	8,460	11,793	1,131	2020
24665 Nandina Avenue	Moreno Valley, CA	—	4,016	—	17,078	4,066	17,028	21,094	2,188	2021
19302-19400 S. Laurel Park Road	Rancho Dominguez, CA	—	12,816	1,649	6,239	12,815	7,889	20,704	771	2022
3125 Wilson Avenue	Perris, CA	—	4,328	—	24,256	4,328	24,256	28,584	2,574	2022
680 Columbia Avenue	Riverside, CA	—	936	5,117	(59)	936	5,058	5,994	562	2022
1458 E. Mission Boulevard	Pomona, CA	—	1,267	4,813	4	1,267	4,817	6,084	491	2022
2755 S. Willow Avenue	Rialto, CA	—	17,155	4,258	(415)	17,155	3,843	20,998	1,102	2022
8410 Arjons Drive	San Diego, CA	—	3,757	2,885	(9)	3,757	2,876	6,633	317	2022
7666 Formula Place	San Diego, CA	—	6,909	3,549	156	6,899	3,715	10,614	417	2022
2042 S. Grove Avenue	Ontario, CA	—	15,358	404	37	15,355	444	15,799	78	2022
13484 Colombard Court	Fontana, CA	—	11,339	660	2,390	11,339	3,050	14,389	524	2022
15551 Boyle Avenue	Fontana, CA	—	5,405	—	14,162	5,405	14,162	19,567	847	2023
27426 Pioneer Avenue	Redlands, CA	—	26,470	542	46,810	26,367	47,455	73,822	3,257	2023

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost — Land	Initial Cost — Buildings and Improvements	(b) Costs Capitalized Subsequent to Acquisition or Completion	Gross Amount Carried At Close of Period 12/31/25 — Land	Gross Amount Carried At Close of Period 12/31/25 — Buildings and Improvements	Total	(c) Accumulated Depreciation 12/31/2025	Year Acquired/ Constructed
					(In thousands)					
13769 Arrow Route	Fontana, CA	—	3,124	2,619	19	3,124	2,638	5,762	235	2023
1250 E. Francis Street	Ontario, CA	—	5,109	870	—	5,109	870	5,979	107	2023
13351 12th Street	Chino, CA	—	22,389	1,803	116	22,436	1,872	24,308	423	2023
3870 Seville Avenue	Vernon, CA	—	12,226	1,829	5	12,226	1,834	14,060	336	2024
473 E. Rider Street	Perris, CA	—	7,439	—	34,891	7,428	34,902	42,330	1,918	2024
4742 Redlands Avenue	Perris, CA	—	2,088	—	24,527	2,088	24,527	26,615	1,257	2024
3175 Wilson Avenue	Perris, CA	—	3,594	—	23,019	3,594	23,019	26,613	1,149	2024
Developments in Process										
First Park 33 Building I	Easton, PA	—	4,903	366	18,085	4,903	18,451	23,354	—	N/A
First Park 33 Building II	Easton, PA	—	6,826	509	22,872	6,826	23,381	30,207	—	N/A
First Park 121 Building F	Lewisville, TX	—	—	—	12,154	—	12,154	12,154	—	N/A
First Park New Castle Building B	New Castle, DE	—	4,574	409	16,810	4,579	17,214	21,793	—	N/A
First Park Miami Building 4	Medley, FL	—	12,436	900	12,487	12,467	13,356	25,823	—	N/A
First Arlington Commerce Center III	Arlington, TX	—	711	—	882	714	879	1,593	—	N/A
Land Parcels										
Land Parcels		—	433,471	8,970	119,998	430,197	132,242	562,439	508	
Total		$ 9,295	$ 1,881,282	$ 1,556,032	$ 2,930,364	$ 1,872,086	$ 4,495,592	$ 6,367,678	$ 1,191,767	

A-90

NOTES:

(a) See description of encumbrances in Note 4 to the Consolidated Financial Statements. For purposes of this schedule the total principal balance of a mortgage loan payable that is collateralized by a pool of properties is allocated among the properties in the pool based on each property's carrying balance.

(b) Costs capitalized subsequent to acquisition or completion are net of the write-off of fully depreciated assets and/or valuation provision and include construction in progress.

(c) Depreciation is computed based upon the following estimated lives:

Buildings and Improvements	7 to 50 years
Land Improvements	4 to 25 years
Tenant Improvements, Leasehold Improvements	Shorter of Useful Life or Terms of Related Lease

At December 31, 2025, the aggregate cost of land and buildings and equipment, excluding construction in progress, for federal income tax purpose was approximately $5.9 billion.

The changes in investment in real estate for the three years ended December 31, are as follows:

	2025	2024	2023
	(In thousands)		
Balance, Beginning of Year	$ 5,854,956	$ 5,714,080	$ 5,343,039
Acquisition of Real Estate Assets	281,245	78,123	133,936
Construction Costs and Improvements	295,299	165,320	300,226
Disposition of Real Estate Assets	(28,237)	(85,335)	(44,665)
Write-off of Fully Depreciated and Other Assets	(35,585)	(17,232)	(18,456)
Balance, End of Year Including Real Estate Held for Sale	$ 6,367,678	$ 5,854,956	$ 5,714,080
Real Estate Held for Sale (A)	—	(8,564)	—
Balance, End of Year Excluding Real Estate Held for Sale	$ 6,367,678	$ 5,846,392	$ 5,714,080

The changes in accumulated depreciation for the three years ended December 31, are as follows:

	2025	2024	2023
	(In thousands)		
Balance, Beginning of Year	$ 1,089,797	$ 1,009,335	$ 921,480
Depreciation for Year	148,936	139,202	130,427
Disposition of Real Estate Assets	(15,688)	(41,140)	(24,215)
Write-off of Fully Depreciated and Other Assets	(31,278)	(17,600)	(18,357)
Balance, End of Year Including Real Estate Held for Sale	$ 1,191,767	$ 1,089,797	$ 1,009,335
Real Estate Held for Sale (B)	—	(4,089)	—
Balance, End of Year Excluding Real Estate Held for Sale	$ 1,191,767	$ 1,085,708	$ 1,009,335

(A) The Real Estate Held for Sale at December 31, 2024 excludes $167 of other assets.

(B) The Real Estate Held for Sale at December 31, 2024 excludes $11 of accumulated amortization related to the other assets mentioned above.

MARKET INFORMATION AND HOLDERS

The following table sets forth, for the periods indicated, the high and low closing prices per share of the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR" and the dividends declared per share for the Company's common stock and the distributions declared per Unit for the Operating Partnership's Units. There is no established public trading market for the Units.

Quarter Ended	Closing High	Closing Low	Dividend/ Distribution Declared
December 31, 2025	$59.03	$50.26	$0.445
September 30, 2025	$52.64	$47.58	$0.445
June 30, 2025	$54.05	$43.07	$0.445
March 31, 2025	$57.99	$48.46	$0.445
December 31, 2024	$55.90	$49.60	$0.370
September 30, 2024	$56.97	$47.13	$0.370
June 30, 2024	$53.28	$45.42	$0.370
March 31, 2024	$54.80	$50.59	$0.370

As of February 10, 2026, the Company had 236 common stockholders of record. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder. The Operating Partnership had 106 holders of record of Units registered with our transfer agent.

Dividends

In order to comply with the REIT requirements of the Code, the Company is generally required to make common share distributions and preferred share distributions (other than capital gain distributions) to its shareholders in amounts that together at least equal (i) the sum of (a) 90% of the Company's "REIT taxable income" computed without regard to the dividends paid deduction and net capital gains and (b) 90% of net income (after tax), if any, from foreclosure property, minus (ii) certain excess non-cash income.

Our dividend/distribution policy is determined by the Company's Board of Directors and is dependent on multiple factors, including cash flow and capital expenditure requirements, as well as ensuring that the Company meets the minimum distribution requirements set forth in the Code. The Company met the minimum distribution requirements with respect to 2025.

Holders of Units are entitled to receive distributions when, as and if declared by the Company's Board of Directors, after the priority distributions required under the Operating Partnership's partnership agreement have been made with respect to preferred partnership interests in the Operating Partnership out of any funds legally available for that purpose.

Limited Partner Units

During the year ended December 31, 2025, the Operating Partnership issued 549,203 Limited Partner Units as part of its equity compensation program, including Limited Partner Units issued in connection with dividends accrued on the underlying common stock for certain employees and directors. See Note 11 to the Consolidated Financial Statements for more information.

Subject to certain lock-up periods, holders of Limited Partner Units can redeem their Units by providing written notice to the General Partner of the Operating Partnership. Unless the General Partner imposes a redemption restriction, the redemption process must be completed within seven business days after receipt of the holder's notice. The redemption can be effectuated, as determined by the General Partner, either by exchanging the Limited Partner Units for shares of common stock of the Company on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares. Historically, redemptions have been fulfilled with the issuance of the Company's common stock, and the Operating Partnership expects to continue this practice. As of December 31, 2025, if all Limited Partner Units were redeemed, the Operating Partnership could satisfy its redemption obligations by making an aggregate cash payment of approximately $230.9 million or by issuing 4,031,088 shares of the Company's common stock.

Performance Graph

The following graph provides a comparison of the cumulative total stockholder return among the Company, the FTSE NAREIT Equity REIT Total Return Index (the "NAREIT Index") and the Standard & Poor's 500 Index ("S&P 500"). The NAREIT Index represents the performance of our publicly traded REIT peers. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (A)
Among First Industrial Realty Trust, Inc., the S&P 500 Index, and the FTSE NAREIT
Equity REITs Index



(A) $100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

The information provided in this performance graph shall not be deemed to be "soliciting material," to be "filed" or to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 unless specifically treated as such.

CORPORATE MANAGEMENT AND DIRECTORS

CORPORATE MANAGEMENT

Peter E. Baccile
Director, President and Chief Executive Officer

Scott A. Musil
Chief Financial Officer

Johannson L. Yap
Chief Investment Officer and
Executive Vice President — West Region

Peter O. Schultz
Executive Vice President — East Region

Christopher M. Schneider
Chief Information Officer and
Executive Vice President — Operations

Donald R. Stoffle
Executive Director — Dispositions

Robert J. Walter
Executive Vice President — Capital Markets and Asset Management

Jennifer Matthews Rice
General Counsel and Secretary

Arthur J. Harmon
Senior Vice President — Investor Relations and Marketing

Sara Niemiec
Chief Accounting Officer

DIRECTORS

Matthew S. Dominski†‡§
Chairman
First Industrial Realty Trust, Inc.

Peter E. Baccile‡
Director, President and Chief Executive Officer
First Industrial Realty Trust, Inc.

Teresa B. Bazemore*†
Director
T. Rowe Price Funds and Anza Mortgage Insurance Company

H. Patrick Hackett, Jr.†‡
Principal
HHS Co.
Chairman
Wintrust Financial Corporation

Denise A. Olsen*‡§
Director
Claros Mortgage Trust, Inc.
Advisory Board Member
PRP Real Assets

Marcus Smith*‡§
Director
MSCI Inc.
Trustee
Eaton Vance Funds

Committee Membership Legend

*	Audit Committee
†	Compensation Committee
‡	Investment Committee
§	Nominating/Corporate Governance Committee

CORPORATE AND STOCKHOLDER INFORMATION

Executive Office
First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606
Phone: 312.344.4300
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange
Symbol: FR

Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43006 Providence, RI 02940-3006
Phone: 800.446.2617

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Chicago, Illinois

Corporate Counsel
Barack Ferrazzano Kirschbaum & Nagelberg LLP
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website and may also be obtained free of charge by contacting our Senior Vice President — Investor Relations and Marketing. Please address any communications to our Senior Vice President — Investor Relations and Marketing "c/o First Industrial Realty Trust, Inc., One North Wacker Drive, Suite 4200, Chicago, IL 60606." Included in such report were the certifications required by Section 302 of the Sarbanes-Oxley Act.

Annual Meeting
The Annual Meeting of Stockholders of First Industrial Realty Trust, Inc., will be held virtually on Thursday, April 30, 2026, at 9:00 A.M. CDT over the Internet.

To contact First Industrial's Audit Committee:
Chair of the Audit Committee
c/o First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606

To contact First Industrial's Nominating/Corporate Governance Committee:
Chair of the Nominating/Corporate
Governance Committee
c/o First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606

To contact First Industrial's Lead Independent Director:
Lead Independent Director
c/o First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606

